As confidentially submitted to the Securities and Exchange Commission July 23, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Benefitfocus, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	46-2346314 (I.R.S. Employer Identification Number)

100 Benefitfocus Way

Charleston, SC 29492

(843) 849-7476

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paris Cavic, Esq.

General Counsel

100 Benefitfocus Way

Charleston, SC 29492

(843) 849-7476

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald R. Reynolds, Esq. S. Halle Vakani, Esq. David P. Creekman, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 (919) 781-4000	Christopher J. Austin, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes shares of common stock that the underwriters have an option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2013

            Shares

Common Stock

This is an initial public offering of shares of common stock of Benefitfocus, Inc.

Benefitfocus is offering             of the shares to be sold in the offering. The selling stockholders identified in the prospectus are offering             shares. Benefitfocus will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $         . We have applied to list our common stock on the             under the symbol “BNFT”.

We are an “emerging growth company” under the federal securities laws and are eligible for reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Benefitfocus	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting (Conflicts of Interest)” on page 135 of this prospectus for a description of the compensation payable to underwriters.

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from Benefitfocus and up to an additional shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2013.

Goldman, Sachs & Co.	Deutsche Bank Securities	Jefferies

Canaccord Genuity	Piper Jaffray	Raymond James

The date of this prospectus is                     , 2013.

BENEFITFOCUS®
All Your Benefits. One Place.®
BENEFITFOCUS

FOUNDED 2000 HEADQUARTERS Charleston, SC OFFICES Greenville, SC Tulsa, OK San Francisco, CA PORTFOLIO OF PRODUCTS HR InTouch eEnrollment eBilling eExchange eSales eDirect Marketplace Benefit Informatics Media & Animation All Your Benefits. One Place.” The Benefitfocus platform provides an integrated suite of solutions that enables our customers (employers and insurance carriers) to more efficiently shop, enroll, manage, and exchange benefits information. More than 20 million insured individuals and their dependents (our consumers or members) manage all types of benefits on the Benefitfocus platform. Consumers on the Benefitfocus Platform Dec Dec Dec Dec Dec Dec Apr 07 08 09 10 11 12 13 The Benefitfocus portfolio of products supports every phase of the benefits lifecycle: Data analysis plan design and insurance carrier selection open enrollment planning and communication open enrollment (shop & enroll) ongoing maintenance (manage & exchange)billing management claims utilization and expense Dec 07 dec 08 dec 09 dec 10 dec 11 dec 12 apr 13 20+ million

Benefitfocus Technology

BENEFITFOCUS
Welcome
Welcome to Open Enrollment
Choose your Medical coverage
Tell us about your expected healthcare usage
My Usage Last Year
National Average Year
2 Doctor Office Visits $326.61
1 Emergency Room Visit $975.31
5 Prescription Drugs $333.29
0 Outpatient Procedure $0.00
1 Inpatient Hospital Procedure $8,736.25
Total Usage Cost $10,371.46
Where does your money go?
Plan Pays You Pay
Best Savings HDHP $7,371.46 $3,000.00
Best Options HDHP $7,371.46 $3,000.00
Preferred PPO $8,186.99 $2,184.47
Defined Contribution $107.79
CART SUMMARY
This is a summary of your current benefit elections.
Recurring Deductions (semimonthly)
Medical $256.19
Defined Contribution ($256.19)
HSA * $75.00
Critical Illness * $5.64
Dental $28.77
Defined Contribution ($28.77)
Term Life $18.00
Defined Contribution ($18.00)
Long Term Disability $6.25
One-Time Payments
Employer HSA Contribution $150.00
Subtotal $0.00
One-Time Total $0.00

Design + Engineering

Software-as-a-Service
Mobile-first User Interface
Rapid Deployment
Highly Configurable

You should rely only on the information contained in this document and any free-writing prospectus we provide to you. We have not authorized anyone to provide you with information that is different. We are not making offers to sell or soliciting offers to buy in any jurisdiction where the offer or sale is not permitted. You should assume the information in this document is accurate on the date of this document only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes, and the risk factors beginning on page 12, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Benefitfocus,” “the Company,” “our company,” “we,” “us,” and “our” in this prospectus to refer to the consolidated operations of Benefitfocus, Inc. and its consolidated subsidiaries as a whole.

Benefitfocus, Inc.

Overview

Benefitfocus is a leading provider of cloud-based benefits software solutions for consumers, employers, insurance carriers, and brokers. The Benefitfocus platform provides an integrated suite of solutions that enables our customers (which are employers and insurance carriers) to more efficiently shop, enroll, manage, and exchange benefits information. Our web-based platform has a user-friendly interface designed to enable insured individuals and their dependents (which we refer to as consumers or members) to access all of their benefits in one place. Our comprehensive solutions support core benefits plans, including healthcare, dental, life, and disability insurance, and voluntary benefits plans, such as critical illness, supplemental income, and wellness programs. As the number of employer benefits plans has increased, with each plan subject to many different business rules and requirements, demand for the Benefitfocus platform has grown.

The Benefitfocus platform enables our customers to simplify the management of complex benefits processes, from sales through enrollment and implementation to ongoing administration. It provides consumers with an engaging, highly intuitive, and personalized user interface for selecting and managing all of their benefits via the web or mobile devices. Employers use our solutions to streamline benefits processes, keep up with complex regulatory requirements, control costs, and offer a greater variety of plans to attract, retain, and motivate their employees. Insurance carriers use our solutions to more effectively market offerings, manage billing, and improve the enrollment process. We also provide a network of over 900 benefit provider data exchange connections, which facilitates the otherwise highly fragmented interaction among employees, employers, and carriers.

We serve two separate but related market segments. Our fastest growing market segment, the employer market, consists of employers offering benefits to their employees. Within this segment, we mainly target large employers with more than 1,000 employees, of which we believe there are approximately 18,000 in the United States. In our other market segment, we sell our solutions to insurance carriers, enabling us to expand our overall footprint in the benefits marketplace by aggregating many key constituents, including consumers, employers, and brokers. We believe our presence in both the employer and insurance carrier markets gives us a strong position at the center of the benefits ecosystem. As of April 30, 2013, we served over 20 million consumers on the Benefitfocus platform. In 2012, we served 286 large employer customers, an increase from 118 in 2009, and 34 carrier customers, an increase from 28 in 2009.

We sell the Benefitfocus platform on a subscription basis, typically through annual contracts with our employer customers and multi-year contracts with our insurance carrier customers, with subscription fees paid monthly. Our software-as-a-service, or SaaS, model provides us visibility into our future operating results through increased revenue predictability, which enhances our ability to manage our business. Historically, our annual software services revenue retention rate has been in excess of 95%. Our total revenue increased from $68.8 million in 2011 to $81.7 million in 2012, representing an 18.8% year-over-year increase. Our employer revenue increased from $15.9 million in

2011 to $23.8 million in 2012, representing a 49.0% year-over-year increase. Our carrier revenue increased from $52.8 million in 2011 to $58.0 million in 2012, representing a 9.7% year-over-year increase. We had net losses of $14.9 million in 2011 and $14.7 million in 2012, and $4.7 million and $5.6 million for the three months ended March 31, 2012 and 2013, respectively. Our company was founded in 2000, and we currently employ approximately 800 associates.

Industry Background

The administration and distribution of benefits to employees is costly and complex. It requires the exchange of information, application of rules, and transfer of funds among a wide variety of constituents, including consumers, employers, insurance carriers, brokers, benefits outsourcers, payroll processors, and financial institutions. According to IBISWorld calculations, in 2012, the market for human resources, or HR, benefits administration in the United States was over $59 billion. In addition, Gartner estimates that in 2012, the U.S. insurance industry spent over $55 billion on software and related services.1 The current system for providing benefits is changing rapidly and suffers from significant inefficiency as a result of complexity, regulation, and the involvement of multiple parties, leaving room for substantial improvement along the entire benefits value chain.

Employer Market

As of 2010, according to the United States Census Bureau, there were approximately 5.7 million employers in the United States. Currently, we believe there are over 18,000 entities that employ more than 1,000 individuals. A significant and growing portion of employers’ costs is non-salary benefits, such as the health insurance that they provide to their employees. Employers recognize the importance of offering a greater variety of core and voluntary benefits as a means to attract, motivate, and retain employees. They must maintain relationships with multiple insurance carriers and many other benefits providers, placing a substantial administrative burden on their organizations.

Employers’ distribution, management, and administration of employee benefits has historically consisted of error-prone, paper-based processes, and a patchwork of customized software tools, which are costly to maintain, often lack necessary functionality, and fail to address the increasing complexity of the benefits marketplace. Employers are increasingly interested in SaaS solutions that can help capture and analyze benefits data, increase efficiency and contain costs, and ultimately lead to healthier, happier, and more productive employees.

Insurance Carrier Market

The employee benefits market consists of a myriad of insurance carriers and products. According to the U.S. Bureau of Labor Statistics, the single largest benefit provided to employees in the United States is healthcare insurance, often encompassing more than 90% of all insurance benefits spending by employers. According to SNL Financial data, the U.S. private healthcare insurance market consists of approximately 313 carriers covering approximately 176 million individual consumers. Carriers provide benefits primarily through over 5.7 million U.S. employers.

Carrier IT systems typically consist of an enterprise software platform that handles claims management, claims re-pricing, insurance premium billing, network management, and case management. Despite widespread carrier consolidation, numerous disparate systems remain in place, with many large carriers operating on multiple IT systems. The effective delivery and management of healthcare benefits depends on the timely, continuous exchange of data among carriers, their

[1]	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 1Q13 Update, United States Insurance Market Spending on Software, IT Services, and Internal Services.

employer customers, and individual members. Legacy benefits management systems often lack important functionality such as web and mobile self-service capabilities and real-time data exchange. Critical carrier processes, including member enrollment, billing, communications, and retail marketing have often been under-optimized or neglected by legacy systems, and carriers have devoted significant internal resources to cover technology gaps.

Governmental oversight, punctuated with the passage of the Patient Protection and Affordable Care Act, or PPACA, has led to an increasingly intricate regulatory framework under which health benefits are delivered, accessed, and maintained. PPACA significantly expands insurance coverage through the individual mandate, with the goal of providing healthcare insurance to all U.S. citizens. To encourage enrollment, PPACA introduces a new distribution model in the form of healthcare exchanges—online marketplaces that allow insurance carriers to compete directly for new members. PPACA authorized the creation of publicly funded state exchanges in which individuals and small businesses can purchase health insurance directly from carriers. In addition to these federally mandated public exchanges, a number of private entities, including benefit outsourcers, carriers, and brokers are establishing their own private exchanges. We expect private exchanges will be less rigid, promoting both health and non-health benefits, with substantially fewer rules around the types of benefits offered. As insurance carriers continue to bolster their retail distribution capabilities, we believe they will require new technology solutions to attract additional members through private exchanges.

The Benefitfocus Solutions

We provide a multi-tenant cloud-based benefits platform to the employer and carrier markets. The Benefitfocus platform offers an integrated suite of software solutions that enables our customers to more efficiently shop, enroll, manage, and exchange benefits information.

We believe our solutions help employers in the following important ways:

•

Simplify Benefits Enrollment.    Our solutions reduce the complexity of benefits enrollment by integrating all plan information in one place and presenting it to employees in an organized and easy-to-understand manner. Employees shop and enroll using a highly intuitive and engaging consumer-oriented interface.

•

Transition to Defined Contribution Benefits Funding Model.    Our solutions help enable employers’ ongoing shift to defined contribution plans. Defined contribution plans differ from traditional defined benefit plans as they grant employees a stipend with which to purchase benefits of their choosing. Defined contribution plans also offer more discretion and options compared to defined benefit plans. Our products support traditional defined benefit plans, allowing employees to select from a list of benefits offered by their employer, calculating required member contributions, and recording and transmitting elections and other important information to payroll. Separately, with respect to defined contribution plans, our exchange solutions help facilitate an online shopping environment with many benefits options that allows employees to select personalized benefit offerings to suit their individual needs.

•

Reduce Cost and Increase ROI.    Our solutions automate the benefits management process and reduce the cost associated with clerical errors and covering ineligible employees and dependents. Our solutions also include advanced analytics that enable employers and employees to quickly gather, report, and forecast benefit costs.

•

Attract, Retain, and Motivate Employees.    Our solutions help employers attract, retain, and motivate top talent by delivering benefits information through a highly intuitive and engaging user interface. We believe that when employees understand the value of their benefits, they are more likely to be satisfied with and engaged in their jobs.

•

Streamline HR Processes.    Our solutions eliminate the time-consuming and labor-intensive, often paper-based, processes associated with managing employee benefits plans, making HR professionals more efficient. Employers and HR professionals can efficiently enroll users or update information, and communicate or make changes to plans in real-time.

•

Integrate Seamlessly with other Related Systems.    Our solutions can be easily and securely integrated with a variety of related systems, including carrier membership and billing systems, payroll and HR systems, banks, and other third-party administrators. We provide a network of over 900 benefit provider data exchange connections. Our open architecture further extends our functionality by allowing third parties to develop and offer apps and services on our platform.

We believe our solutions help insurance carriers in the following important ways:

•

Attract and Maintain Membership.    Our solutions allow carriers to maximize sales capacity and efficiency by communicating directly with their employer customers and individual members. Carriers can track leads, generate quotes, create proposals with multiple products, and quickly follow-up with potential customers and members.

•

Reduce Administrative Costs.    The Benefitfocus platform allows carriers to automate and simplify various aspects of the benefits administration process, such as enrollment, plan changes, eligibility updates, and billing, from one centralized location.

•

Bolster Retail Distribution Capabilities Through Private Exchanges.    Our solutions help carriers respond to an evolving marketplace in which retail distribution capabilities are increasingly important to attracting and retaining new members. Our private exchange platform offers carriers a lower cost direct sales channel to employer groups and individuals. We offer the ability to sell both healthcare and non-healthcare benefit products in an online shopping environment that serves as an alternative to government-sponsored public exchanges.

•

Facilitate Real-Time Data Exchange.    Our solutions simplify interactions and data exchange and foster collaboration among carriers and their partners, brokers, employer customers, and individual members. This allows carriers to rapidly tailor and offer new benefits packages.

Our Growth Strategy

We intend to strengthen our position as a leading provider of cloud-based benefits software solutions. Key elements of our growth strategy include the following:

•

Expand our Customer Base.    We believe that our current customer base represents a small fraction of our targeted employers and carriers that could benefit from our solutions. In order to reach new customers in our existing employer and carrier markets, we are aggressively investing in our sales and marketing resources.

•	Deepen our Relationships with our Existing Customer Base. We are deepening our employer relationships by continuing to provide a unified platform to manage increasingly complex benefits processes and simplify the distribution and administration of employee benefits. We are expanding our carrier relationships through both the upsell of additional software products and increased adoption across our carriers’ member populations.

•

Extend our Suite of Applications and Continue our Technology Leadership.    We are extending the number, range, and functionality of our benefits applications. For example, we recently launched the new Benefitfocus Plan Shopping app, which allows employees to use actual claims data when comparing available benefits plans. We have also extended the functionality of our products with various mobile applications. We intend to continue our collaboration with customers and partners, so we can respond quickly to evolving market needs with innovative applications and support our leadership position.

•

Further Develop our Partner Ecosystem.    We have established strong relationships with organizations such as SuccessFactors, Allstate Insurance Company, the Mayo Clinic, and others in a variety of industries to deliver best-in-class applications to our customers. We plan to continue to invest in our integration infrastructure to allow third parties and customers to build custom applications on the Benefitfocus platform and create deep integrations between their systems and ours.

•

Leverage our Corporate Culture.    We believe our culture benefits our associates and customers and supports our growth. We plan to continue to invest in our culture to help attract and retain top design and engineering professionals that are passionate about Benefitfocus and motivated to create superior software technology.

•

Target New Markets.    We believe substantial demand for our solutions exists in markets and geographies beyond our current focus. We intend to leverage opportunities we believe will arise from the complexities of changing government regulation and increased enrollment impacting both Medicare and Medicaid. We also plan to grow our sales capability internationally by expanding our direct sales force and collaborating with strategic partners in new, international locations.

Selected Risks Affecting Our Business

Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors” beginning on page 12 and include:

•	We have had a history of losses, and we might not be able to achieve or sustain profitability.

•	Our quarterly operating results have fluctuated in the past and might continue to fluctuate, causing the value of our common stock to decline substantially.

•	We operate in a highly competitive industry, and if we are not able to compete effectively, our business and operating results will be harmed.

•	The market for our products and services is immature and volatile, and if it does not develop or if it develops more slowly than we expect, the growth of our business will be harmed.

•

If the number of individuals covered by our employer and carrier customers decreases or the number of products or services to which our employer and carrier customers subscribe decreases, our revenue will decrease.

•

If our security measures are breached or fail and unauthorized access is obtained to customers’ data, our service might be perceived as not being secure, customers might curtail or stop using our service, and we might incur significant liabilities.

•

We rely on third-party service providers, computer hardware and software, and our own systems for providing services to our customers, and any failure or interruption in these services, products or systems could expose us to litigation and negatively impact our customer relationships, adversely affecting our brand and our business.

•

Government regulation of the areas in which we operate creates risks and challenges with respect to our compliance efforts and our business strategies, imposes increased costs on us, delays or prevents our introduction of new service types, and could impair the function or value of our existing service types.

Corporate Restructuring

We are a Delaware corporation and a wholly owned subsidiary of Benefitfocus.com, Inc., the South Carolina corporation that conducts our business. In connection with this offering, we intend to restructure our organization by merging Benefitfocus.com, Inc. with a newly formed South Carolina corporation, which is a wholly owned subsidiary of ours. As a result of the restructuring, the common and preferred shareholders of Benefitfocus.com, Inc. will become common and preferred stockholders, respectively, of Benefitfocus, Inc. Also as a result of the restructuring, warrants that are exercisable for common shares of Benefitfocus.com, Inc. will become exercisable for common shares of Benefitfocus, Inc. Similarly, holders of options to purchase common shares of Benefitfocus.com, Inc. will become holders of options to purchase shares of common stock of Benefitfocus, Inc. Except as otherwise provided herein, this prospectus gives effect to the corporate restructuring.

Corporate Information

Our principal executive offices are located at 100 Benefitfocus Way, Charleston, South Carolina 29492. The telephone number of our principal executive offices is (843) 849-7476. Our website is www.benefitfocus.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Benefitfocus, HR InTouch, Benefitfocus Marketplace, Benefitfocus eEnrollment, Benefitfocus eBilling, Benefitfocus eExchange, Benefitfocus eSales, and other trademarks or service marks of Benefitfocus appearing in this prospectus are the property of Benefitfocus. This prospectus may refer to brand names, trademarks, service marks, or trade names of other companies and organizations, and these brand names, trademarks, service marks, and trade names are the property of their respective holders.

The Offering

Common stock offered by Benefitfocus	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered to underwriters

To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an additional shares from us and up to an additional shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds we receive from this offering for working capital purposes and other general corporate purposes, including executing our growth strategy, developing new products and services, and funding additional capital expenditures, potential acquisitions, and investments. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Proposed symbol	“BNFT”

The number of shares of our common stock to be outstanding after this offering is based on 21,301,110 shares outstanding as of March 31, 2013, after giving effect to the assumptions in the following paragraph, and excludes:

•

3,107,295 shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $6.17 per share, of which 2,413,846 shares with a weighted-average exercise price of $5.50 per share were vested and exercisable;

•	500,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $5.48 per share; and

•	322,055 shares of common stock available for future issuance under our stock plans.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares from us and up to an additional shares from the selling stockholders;

•	assumes that the shares to be sold in this offering are sold at the initial public offering price of $ per share, the midpoint of the estimated price range shown on the cover of this prospectus;

•	gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into 16,496,860 shares of common stock upon the closing of this offering; and

•	gives effect to our corporate restructuring prior to the closing of this offering as described in the section entitled “Certain Relationships and Related-Party Transactions—Corporate Restructuring”.

Summary Financial Data

The following summary financial data should be read in conjunction with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus. Except for 2010 balance sheet data, we derived the summary financial data as of and for the years ended December 31, 2010, 2011, and 2012 from our audited financial statements included elsewhere in this prospectus. We derived the 2010 balance sheet data from audited financial statements not included in this prospectus. We have derived the following summary consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and balance sheet data as of March 31, 2013 from our unaudited consolidated interim financial statements appearing elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2013.

Consolidated Statements of Operations Data

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)
Revenue(1)	$67,122	$68,783	$81,739	$19,069	$23,848
Cost of revenue(2)(6)	39,817	43,034	45,178	10,688	12,647

Gross profit	27,305	25,749	36,561	8,381	11,201

Operating expenses:
Sales and marketing(2)	14,462	22,914	28,268	7,142	9,221
Research and development(2)(6)	8,948	9,397	15,035	3,726	4,643
General and administrative(2)	6,144	5,921	7,577	1,994	2,841
Impairment of goodwill	—	1,670	—	—	—
Change in fair value of contingent consideration	—	503	121	166	(29)

Total operating expenses	29,554	40,405	51,001	13,028	16,676
Loss from operations	(2,249)	(14,656)	(14,440)	(4,647)	(5,475)

Total other expense, net	(96)	(241)	(214)	(51)	(88)

Loss before income taxes	(2,345)	(14,897)	(14,654)	(4,698)	(5,563)
Income tax expense	10	35	84	24	20

Net loss	$(2,355)	$(14,932)	$(14,738)	$(4,722)	$(5,583)

Net loss per share—basic and diluted	$(0.37)	$(3.06)	$(3.06)	$(0.98)	$(1.16)

Pro forma net loss per share- basic and diluted(3)			$(0.69)		$(0.26)

Weighted-average common shares outstanding—basic and diluted	6,405,944	4,875,157	4,812,632	4,810,059	4,798,043

Weighted-average common shares outstanding—pro forma			21,309,492		21,294,903

Other Financial Data:
Adjusted gross profit(4)	$33,498	$32,163	$44,164	$10,009	$12,871
Adjusted EBITDA(5)	$5,245	$(5,209)	$(5,445)	$(2,623)	$(3,395)

(1)	In the first quarter of 2011, we increased the estimated expected life of our customer relationships for both employer and carrier customers. This change extends the term over which we will recognize our deferred revenue. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5.8 million in 2011 and $2.8 million in 2012.

(2)	Cost of revenue and operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$352	$252	$195	$42	$63
Sales and marketing	77	102	68	15	30
Research and development	87	121	130	27	66
General and administrative	519	246	319	69	94

(3)	Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 16,496,860 shares of common stock as of the beginning of the applicable period.

(4)	We define adjusted gross profit as gross profit before depreciation and amortization expense, as well as stock-based compensation expense. Please see “Adjusted Gross Profit and Adjusted EBITDA” below for more information and for a reconciliation of adjusted gross profit to gross profit, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)	We define adjusted EBITDA as net loss before net interest and other expense, taxes, and depreciation and amortization expense, adjusted to eliminate stock-based compensation expense and expense related to the impairment of goodwill. See “Adjusted Gross Profit and Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(6)	The Company has reclassified certain amounts in its Consolidated Statement of Operations for the three months ended March 31, 2013 from cost of revenue to research and development expense. The reclassification was the result of an error correction in the calculation of such costs made subsequent to the original issuance of the March 31, 2013 financial statements. The effect of the reclassification was a reduction of previously reported cost of revenue and increases in previously reported gross profit, research and development, and total operating expenses.

The following table summarizes the impact on each of the affected financial statement line items for the three months ended March 31, 2013:

	As Previously Submitted	Reclassification Adjustment	As Revised
Cost of revenue	$13,568	$(921)	$12,647
Gross profit	10,280	921	11,201
Research and development	3,722	921	4,643
Total operating expenses	15,755	921	16,676

The reclassification had no effect on any other period, nor did it impact revenue, loss from operations, loss before income taxes, net loss or any per share amounts for any period presented.

Our Segments

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue:
Employer	$9,356	$15,947	$23,760	$5,065	$8,626
Carrier	57,766	52,836	57,979	14,004	15,222

Total revenue	$67,122	$68,783	$81,739	$19,069	$23,848

Gross profit:
Employer	$2,926	$5,811	$9,499	$2,025	$3,933
Carrier	24,379	19,938	27,062	6,356	7,268

Total gross profit	$27,305	$25,749	$36,561	$8,381	$11,201

Income (loss) from operations:
Employer	$(7,036)	$(20,226)	$(19,778)	$(5,152)	$(3,889)
Carrier	4,787	5,570	5,338	505	(1,586)

Total loss from operations	$(2,249)	$(14,656)	$(14,440)	$(4,647)	$(5,475)

Consolidated Balance Sheet Data

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$17,732	$17,732	$
Accounts receivable, net	18,321	18,321
Total assets	56,031	56,031
Deferred revenue, total	61,565	61,565
Total liabilities	90,891	90,891

Total redeemable convertible preferred stock	135,478	—
Common stock	6,602	142,080
Total stockholders’ deficit	(170,338)	(34,860)

Adjusted Gross Profit and Adjusted EBITDA

Within this prospectus we use adjusted gross profit and adjusted EBITDA to provide investors with additional information regarding our financial results. Adjusted gross profit and adjusted EBITDA are non-GAAP financial measures. We have provided below reconciliations of these measures to the most directly comparable GAAP financial measures, which for adjusted gross profit is gross profit, and for adjusted EBITDA is net loss.

We have included adjusted gross profit and adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted gross profit and adjusted EBITDA can provide a useful measure for period-to-

period comparisons of our core business. Accordingly, we believe that adjusted gross profit and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results.

Our use of adjusted gross profit and adjusted EBITDA as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and adjusted gross profit and adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted gross profit and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted gross profit and adjusted EBITDA do not reflect the potentially dilutive impact of stock-based compensation;

•	adjusted gross profit and adjusted EBITDA do not reflect interest or tax payments that could reduce the cash available to us; and

•

other companies, including companies in our industry, might calculate adjusted gross profit and adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider adjusted gross profit and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, gross profit, net loss and our other GAAP financial results. The following table presents a reconciliation of adjusted gross profit to gross profit and adjusted EBITDA to net loss for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Reconciliation from Gross Profit to Adjusted Gross Profit:
Gross profit	$27,305	$25,749	$36,561	$8,381	$11,201
Depreciation and amortization	5,841	6,162	7,408	1,586	1,607
Stock-based compensation expense	352	252	195	42	63

Adjusted gross profit	$33,498	$32,163	$44,164	$10,009	$12,871

Reconciliation from Net Loss to Adjusted EBITDA:
Net loss	$(2,355)	$(14,932)	$(14,738)	$(4,722)	$(5,583)
Depreciation and amortization	6,343	7,040	8,294	1,864	1,838
Interest expense	212	203	203	58	77
Income tax expense	10	35	84	24	20
Stock-based compensation expense	1,035	721	712	153	253
Impairment of goodwill and intangible assets	—	1,724	—	—	—

Total net adjustments	$7,600	$9,723	$9,293	$2,099	$2,188

Adjusted EBITDA	$5,245	$(5,209)	$(5,445)	$(2,623)	$(3,395)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks were to materialize, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Related to Our Business

We have had a history of losses, and we may be unable to achieve or sustain profitability.

We experienced a net loss of $2.4 million in 2010, $14.9 million in 2011 and $14.7 million in 2012, and net losses of $4.7 million and $5.6 million in the three months ended March 31, 2012 and 2013, respectively. We cannot predict if we will achieve sustained profitability in the near future or at all. We expect to make significant future expenditures to develop and expand our business. In addition, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to achieve and maintain future profitability. Our recent growth in revenue and number of customers may not be sustainable, and we might not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future.

Our quarterly operating results have fluctuated in the past and might continue to fluctuate, causing the value of our common stock to decline substantially.

Our quarterly operating results might fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis might not be meaningful. You should not rely on our past results as indicative of our future performance. Moreover, our stock price might be based on expectations of future performance that are unrealistic or that we might not meet and, if our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our operating results have varied in the past. In addition to other risk factors listed in this section, some of the important factors that may cause fluctuations in our quarterly operating results include:

•	the extent to which our products and services achieve or maintain market acceptance;

•	our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•	new competitors and the introduction of enhanced products and services from competitors;

•	the financial condition of our current and potential customers;

•	changes in customer budgets and procurement policies;

•	the amount and timing of our investment in research and development activities;

•	technical difficulties with our products or interruptions in our services;

•	our ability to hire and retain qualified personnel, including the rate of expansion of our sales force;

•	changes in the regulatory environment related to benefits and healthcare;

•	regulatory compliance costs;

•	the timing, size, and integration success of potential future acquisitions; and

•	unforeseen legal expenses, including litigation and settlement costs.

In addition, a significant portion of our operating expense is relatively fixed in nature, and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls might decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

As a result of our variable sales and implementation cycles, we might not be able to recognize revenue to offset expenditures, which could result in fluctuations in our quarterly results of operations or otherwise harm our future operating results.

The sales cycle for our products and services can be variable, averaging four months in our employer market segment and 15 months in our carrier market segment, each from initial contact to contract execution. During the sales cycle, we expend time and resources, and we do not recognize any revenue to offset such expenditures.

After a customer contract is signed, we provide an implementation process for the customer during which we establish and test appropriate integrations, connections and registrations, load data into our system, and train customer personnel. Our implementation cycle is also variable, typically ranging from four to five months for employer implementations and from eight to 10 months for complex carrier implementations, each from contract execution to completion of implementation. Some of our new customer projects are complex and require a lengthy set-up period and significant implementation work. During the implementation cycle, we expend substantial time, effort, and financial resources implementing our products and services, but accounting principles do not allow us to recognize the resulting revenue until implementation is complete and the services are available for use, at which time we begin recognition of implementation revenue over the longer of the life of the contract or the expected life of the customer relationship. Each customer’s situation is different, and unanticipated difficulties and delays might arise as a result of failure by us or by the customer to complete our respective responsibilities. If implementation periods are extended, revenue recognition could be delayed and our financial condition might be adversely affected. In addition, cancellation of any implementation after it has begun might result in lost time, effort, and expenses invested in the cancelled implementation process and lost opportunity for implementing paying clients in that same period of time.

These factors might contribute to substantial fluctuations in our quarterly operating results. As a result, in future quarters, our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decline.

Because we recognize revenue from monthly subscriptions and professional services over varying periods, downturns or upturns in sales are not immediately reflected in full in our operating results.

As a software-as-a-service, or SaaS, company, we recognize our subscription revenue monthly for the term of our contracts and recognize the majority of our professional services revenue ratably over the longer of the contract term or the estimated expected life of the customer relationship. As a result, a portion of the revenue we report each quarter is deferred revenue from contracts we entered during previous quarters. Consequently, a shortfall in demand for our software solutions and professional services or a decline in new or renewed contracts in any one quarter might not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our products and services is not reflected in full in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, because revenue from new customers must be recognized over the applicable term of the contracts.

We operate in a highly competitive industry, and if we are not able to compete effectively, our business and operating results will be harmed.

The benefits management software market is highly competitive and is likely to attract increased competition, which could make it hard for us to succeed. Small, specialized providers continue to become more sophisticated and effective. In addition, large, well-financed, and technologically sophisticated software companies might focus more on our market. The size and financial strength of these entities is increasing as a result of continued consolidation in both the IT and healthcare industries. We expect large integrated software companies to become more active in our market, both through acquisitions and internal investment. As costs fall and technology improves, increased market saturation might change the competitive landscape in favor of our competitors.

Some of our current large competitors have greater name recognition, longer operating histories, and significantly greater resources than we do. As a result, our competitors might be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, current and potential competitors have established, and might in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their products in the marketplace. Accordingly, new competitors or alliances might emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our products and services are more effective than those of our competitors, current or potential customers might accept competitive offerings in lieu of purchasing our offerings. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, profitability, or market share. In addition to new niche vendors, who offer stand-alone products and services, we face competition from existing enterprise vendors, including those currently focused on software solutions that have information systems in place with potential customers in our target market. These existing enterprise vendors might promise products or services that offer ease of integration with existing systems and which leverage existing vendor relationships. In addition, large insurance carriers often have internal technology staffs and proprietary software for benefits management, making them less likely to buy our solutions.

The market for our products and services is immature and volatile, and if it does not develop or if it develops more slowly than we expect, the growth of our business will be harmed.

The cloud-based benefits management software market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of employers, carriers, and consumers to increase their use of benefits management software. Many employers and carriers have invested substantial personnel and financial resources to integrate internally developed solutions or traditional enterprise software into their businesses for benefits management, and therefore might be reluctant or unwilling to migrate to our cloud-based solutions. If employers, carriers and consumers do not perceive the benefits of our solutions, then our market might not develop at all, or it might develop more slowly than we expect, either of which could significantly adversely affect our operating results. In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business trends, which could harm our business. If any of these risks occur, it could materially adversely affect our business, financial condition or results of operations.

The SaaS pricing model is evolving and our failure to manage its evolution and demand could lead to lower than expected revenue and profit.

We derive most of our revenue growth from subscription offerings and, specifically, SaaS offerings. This business model depends heavily on achieving economies of scale because the initial upfront investment is costly and the associated revenue is recognized on a ratable basis. If we fail to achieve appropriate economies of scale or if we fail to manage or anticipate the evolution and demand of the SaaS pricing model, then our business and operating results could be adversely affected.

If we do not continue to innovate and provide products and services that are useful to consumers, employers, insurance carriers, and brokers and provide high quality support services, we might not remain competitive, and our revenue and operating results could suffer.

Our success depends in part on providing products and services that consumers, employers, insurance carriers, and brokers will use to manage benefits. We must continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high quality products and services that customers will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we might lose customers. Our operating results would also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity, or are not effectively brought to market. As technology continues to develop, our competitors might be able to offer results that are, or that are perceived to be, substantially similar to or better than those generated by us. This would force us to compete on additional product and service attributes and to expend significant resources in order to remain competitive.

In addition, we may experience difficulties with software development, industry standards, design, or marketing that could delay or prevent our development, introduction, or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards, or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

Our success also depends on providing high quality support services to resolve any issues related to our products and services. High quality education and customer support is important for the successful marketing and sale of our products and services and for the renewal of existing customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell additional products and services to existing customers would suffer and our reputation with existing or potential customers would be harmed.

If we are unable to retain our existing customers, our revenue and results of operations would be adversely affected.

We sell our products and services pursuant to agreements that are generally one year for employers and three to five years for carriers. While our employer contracts generally automatically renew on an annual basis, our carrier customers have no obligation to renew their contracts after their contract period expires, and these contracts may not be renewed on the same or on more profitable terms if at all. Additionally, some of our carrier customers are able to terminate their respective contracts without cause or for convenience, although generally our carrier contracts are only cancellable by the carrier in an instance of our uncured breach. As a result, our ability to grow depends in part on the continuance and renewal of our carrier contracts. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate because of several factors, including their level of satisfaction or dissatisfaction with our services, the cost of our services, the cost of services offered by our competitors, or reductions in our customers’ spending levels. If our carrier customers terminate or do not renew their contracts for our services, renew on less favorable terms, or do not purchase additional functionality or products, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

A significant amount of our revenue is derived from our largest customers, and any reduction in revenue from any of these customers would reduce our revenue and net income.

Our ten largest customers by revenue in the past three years accounted for approximately 70.0%, 64.1%, and 58.6% of our consolidated revenue in each of 2010, 2011, and 2012, respectively. Our largest customer by revenue in the past three years accounted for approximately 11.6%, 11.7%, and 10.5% of our revenue in each of 2010, 2011, and 2012, respectively. If any of our key customers decides not to renew its contracts with us, or to renew on less favorable terms, our business, revenues, reputation, and our ability to obtain new customers could be materially and adversely affected.

If the number of individuals covered by our employer and carrier customers decreases or the number of products or services to which our employer and carrier customers subscribe decreases, our revenue will decrease.

Under most of our customer contracts, we base our fees on the number of individuals to whom our customers provide benefits and the number of products or services subscribed to by our customers. Many factors may lead to a decrease in the number of individuals covered by our customers and the number of products or services subscribed to by our customers, including:

•	failure of our customers to adopt or maintain effective business practices;

•	changes in the nature or operations of our customers;

•	government regulations; and

•	increased competition or other changes in the benefits marketplace.

If the number of individuals covered by our customers or the number of products or services subscribed to by our customers decreases for any reason, our revenue will likely decrease.

Economic uncertainties or downturns in the general economy or the industries in which our customers operate could disproportionately affect the demand for our solutions and negatively impact our results of operations.

General worldwide economic conditions have experienced a significant downturn, and market volatility and uncertainty remain widespread, making it extremely difficult for our customers and us to accurately forecast and plan future business activities. In addition, these conditions could cause our customers or prospective customers to decrease headcount, benefits, or HR budgets, which could decrease corporate spending on our products and services, resulting in delayed and lengthened sales cycles, a decrease in new customer acquisition, and/or loss of customers. Furthermore, during challenging economic times, our customers may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions might impair the ability of our customers to pay for the products and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength, or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

Failure to manage our rapid growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy.

We have been experiencing a period of rapid growth, which puts strain on our business. To manage this and our anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems, and controls. We also must attract, train, and retain a significant number of qualified sales and marketing personnel, customer support personnel, professional services personnel, software engineers, technical personnel, and management personnel. Failure to effectively manage our rapid growth could lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems, or controls, give rise to operational mistakes, losses, loss of productivity or business opportunities, and result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract customers.

We depend on our senior management team, and the loss of one or more key associates or an inability to attract and retain highly skilled associates could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. We also rely on our leadership team in the areas of research and development, marketing, services, and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key associates could have a serious adverse effect on our business.

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel. Competition is intense for engineers with high levels of experience in designing and developing software and Internet-related services. We might not be successful in maintaining our unique culture and continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with SaaS experience and/or experience working with the benefits market is limited overall and specifically in Charleston, South Carolina, where our principal office is located. In addition, many of the companies with which we compete for experienced personnel have greater resources than we have and are located in geographic areas, like Silicon Valley, that may attract more qualified technology workers.

In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the price of our stock might, therefore, adversely affect our ability to attract or retain highly skilled personnel. Furthermore, the requirement to expense stock options might discourage us from granting the size or type of stock option awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

If we fail to maintain awareness of our brand cost-effectively, our business might suffer.

We believe that maintaining awareness of our brand in a cost-effective manner is critical to continuing the widespread acceptance of our existing solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Our efforts to build and maintain our brand nationally have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in maintaining our brand. If we fail to successfully maintain our brand, or incur substantial expenses in an unsuccessful attempt to maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our partner organizations, and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors might be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our products and services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our applications by potential customers. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer use of our applications or increased revenue.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for past sales and our future sales may decrease.

We might lose sales or incur significant expenses if states successfully impose broader guidelines on state sales and use taxes. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or sale of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage state tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our customer contracts typically provide that our customers must pay all applicable sales and similar taxes. Nevertheless, our customers might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our clients fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our software and services to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

We might not be able to utilize a significant portion of our net operating loss or other tax credit carryforwards, which could adversely affect our profitability.

As of December 31, 2012, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2017 and 2013 for federal and state purposes, respectively. We also have South Carolina jobs tax credit and headquarters tax credit carryforwards, which if not utilized will begin to expire in 2019. These tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change”. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules might apply under state tax laws. This offering or future issuances of our stock could cause an “ownership change”. It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

We might be unable to adequately protect, and we might incur significant costs in enforcing, our intellectual property and other proprietary rights.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights. We rely on a combination of trademark, trade secret, copyright, patent, and unfair competition laws, as well as license and access agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring employees and consultants to enter into confidentiality, noncompetition, and assignment of inventions agreements. Our attempts to protect our intellectual property might be challenged by others or invalidated through administrative process or litigation. While we have five U.S. patent applications pending, we might not be able to obtain meaningful patent protection for our software. In addition, if any patents are issued in the future, they might not provide us with any competitive advantages, or might be successfully challenged by third parties. Agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we might in the future conduct operations or contract for services might afford little or no effective protection of our intellectual property. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.

In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that is necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

We might be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past, and might receive in the future, communications from third parties claiming that we have infringed the intellectual property rights of others. Our technologies might not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, and require us to pay monetary damages or enter into royalty or licensing agreements. In addition, many of our contracts contain warranties with respect to intellectual property rights, and most require us to indemnify our clients for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

Moreover, any settlement or adverse judgment resulting from such a claim could require us to pay substantial amounts of money or obtain a license to continue to use the software or information that is the subject of the claim, or otherwise restrict or prohibit our use of it. We might not be able to obtain a license on commercially reasonable terms, if at all, from third parties asserting an infringement claim; we might not be able to develop alternative technology on a timely basis, if at all; and we might not be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our clients to continue using, our affected services. Accordingly, an adverse determination could prevent us from offering our services to others.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new customers and to manage our existing customer base. Identifying and recruiting qualified personnel and training them in the use of our software requires significant time, expense, and attention. It can take six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenues. In particular, if we are unable to hire and develop sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our products and services will suffer and our growth will be impeded.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former associates. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

If we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value, and adversely affect our operating results and the value of our common stock.

As part of our business strategy, we might acquire, enter into joint ventures with, or make investments in complementary companies, services, and technologies in the future. For example, in 2010, we acquired 100% of the net assets of Beninform Holdings, Inc., including its wholly owned subsidiary Benefit Informatics, Inc., and the intellectual property assets of BeliefNetworks, Inc. We spent considerable time, effort, and money pursuing these companies and successfully integrating them into our business. Acquisitions and investments involve numerous risks, including:

•	difficulties in identifying and acquiring products, technologies or businesses that will help our business;

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets in which we have little to no experience; and

•	delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses.

If we fail to properly evaluate acquisitions or investments, we might not achieve the anticipated benefits of any such acquisitions, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to develop new products and services or enhance our existing services, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Future sales to customers outside the United States or with international operations might expose us to risks inherent in international sales which, if realized, could adversely affect our business.

An element of our growth strategy is to expand internationally. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic, and political risks that are different from those in the United States. Because of our limited experience with international operations, our international expansion efforts might not be successful in creating demand for our products and services outside of the United States or in effectively selling our solutions in the international markets we enter. In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the need to localize and adapt our solutions for specific countries, including translation into foreign languages and associated expenses;

•	data privacy laws which require that customer data be stored and processed in a designated territory;

•	difficulties in staffing and managing foreign operations;

•	different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

•	new and different sources of competition;

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weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	laws and business practices favoring local competitors;

•	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations;

•	increased financial accounting and reporting burdens and complexities;

•	restrictions on the transfer of funds;

•	adverse tax consequences; and

•	unstable regional economic and political conditions.

If we denominate our international contracts in local currencies, fluctuations in the value of the U.S. dollar and foreign currencies might impact our operating results when translated into U.S. dollars.

Risks Related to Our Products and Services Offerings

If our security measures are breached or fail, and unauthorized persons gain access to customers’ and consumers’ data, our products and services might be perceived as not being secure, customers and consumers might curtail or stop using our products and services, and we might incur significant liabilities.

Our products and services involve the storage and transmission of customers’ and consumers’ confidential information, which may include sensitive individually identifiable information that is subject to stringent legal and regulatory obligations. Because of the sensitivity of this information, security features of our software are very important. If our security measures are breached or fail and/or are bypassed as a result of third-party action, employee error, malfeasance, or otherwise, someone might be able to obtain unauthorized access to our customers’ confidential information and/or patient data. As a result, our reputation could be damaged, our business might suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation and remediation efforts to prevent future occurrences.

In addition, we rely on various third parties, including employers’ HR departments, carriers, and other third-party service providers and consumers themselves, as users of our system for key activities to protect and promote the security of our systems and the data and information accessible within them, such as administration of enrollment, consumer status changes, claims, and billing. On occasion, people have failed to perform these activities. For example, employers sometimes have failed to terminate the login/password of former employees, or permitted current employees to share login/passwords. When we become aware of such breaches, we work with employers to terminate inappropriate access and provide additional instruction in order to avoid the reoccurrence of such problems. Although to date these breaches have not resulted in claims against us or in material harm to our business, failures to perform these activities might result in claims against us, which could expose us to significant expense, legal liability, and harm to our reputation, which might result in loss of business.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we might not be able to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. In addition, our customers might authorize or enable third parties to access their information and data that is stored on our systems. Because we do not control such access, we cannot ensure the complete integrity or security of such data in our systems.

Failure by our customers to obtain proper permissions and waivers might result in claims against us or may limit or prevent our use of data, which could harm our business.

We require our customers to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of information on the Benefitfocus platform, and we require contractual assurances from them that they have done so and will do so. If, however, despite these requirements and contractual obligations, our customers do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf might be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes and databases that reflect, contain, or are based upon such data and might prevent use of such data. In addition, this could interfere with, or prevent creation or use of, rules, analyses, or other data-driven activities that benefit us and our business. Moreover, we might be subject to claims or liability for use or disclosure of information by reason of lack of valid notices, agreements, permissions or waivers. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Our proprietary software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

Proprietary software development is time-consuming, expensive, and complex. Unforeseen difficulties can arise. We might encounter technical obstacles, and it is possible that we discover problems that prevent our proprietary applications from operating properly. If they do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us and/or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

Moreover, benefits management software as complex as ours has in the past contained, and may in the future contain, or develop, undetected defects or errors. Material performance problems or defects in our products and services might arise in the future. Errors might result from the interface of our services with legacy systems and data, which we did not develop and the function of which is outside of our control. Defects or errors might arise in our existing or new software or service processes. Because changes in employer, carrier, and legal requirements and practices relating to benefits are frequent, we are continuously discovering defects and errors in our software and service processes compared against these requirements and practices. These defects and errors and any failure by us to identify and address them could result in loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our product or service processes might discourage existing or potential customers from purchasing services from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results.

In addition, customers that rely on our products and services to collect, manage, and report benefits data might have a greater sensitivity to service errors and security vulnerabilities than customers of software products in general. We market and sell services that, among other things, provide information to assist care providers in tracking and treating ill patients. Any operational delay in or failure of our software service processes might result in the disruption of patient care and could cause harm to our business and operating results.

Our customers might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our product or service processes. A product liability claim or errors or omissions claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such a claim.

Various events could interrupt customers’ access to the Benefitfocus platform, exposing us to significant costs.

The ability to access the Benefitfocus platform is critical to our customers. Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) power loss and telecommunications failures, (ii) fire, flood, hurricane, and other natural disasters, (iii) software and hardware errors, failures or crashes in our own systems or in other systems, (iv) computer viruses, denial-of-service attacks, hacking and similar disruptive problems in our own systems and in other systems, and (v) civil unrest, war, and/or terrorism. We have implemented various measures to protect against interruptions of customers’ access to our platform. If customers’ access is interrupted because of problems in the operation of our facilities, we could be exposed to significant claims by customers, particularly if the access interruption is associated with problems in the timely delivery of funds due to customers or medical information relevant to patient care. Our plans for disaster recovery and business continuity rely on third-party providers of related services. If those vendors fail us at a time when our systems are not operating correctly, we could incur a loss of revenue and liability for failure to fulfill our obligations. Any significant instances of system downtime could negatively affect our reputation and ability to retain customers and sell our services, which would adversely impact our revenue.

In addition, retention and availability of patient care and physician reimbursement data are subject to federal and state laws governing record retention, accuracy, and access. Some laws impose obligations on our customers and on us to produce information for third parties and to amend or expunge data at their direction. Our failure to meet these obligations might result in liability, which could increase our costs and reduce our operating results.

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties, and our own systems for providing services to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

We serve all our customers from two data centers, one located in Raleigh, North Carolina and the other located in Charlotte, North Carolina. While we control and have access to our servers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

In addition, our ability to deliver our web-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will experience future interruptions and delays in services and availability from time to time. We do not maintain redundant systems for all of our services. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures, and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks, and similar disruptive problems; and

•	other potential interruptions.

We also rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services, including software from Oracle Corporation and Microsoft Corporation, and routers and network equipment from Cisco and Hewlett-Packard Company. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software might not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services might in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewal rates. Although we maintain insurance for our business, the coverage under our policies might not be adequate to compensate us for all losses that may occur. In addition, we might not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable, and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs.

While we monitor the use of all open source software in our products, solutions, processes, and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations, and financial condition.

Risks Related to Regulation

Government regulation of the areas in which we operate creates risks and challenges with respect to our compliance efforts and our business strategies.

The employee benefits industry is highly regulated and is subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations affecting the employee benefits industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. These laws and regulations are complex and their application to specific services and relationships are not clear. In particular, many existing laws and regulations affecting employee benefits, when enacted, did not anticipate the services that we provide, and these laws and regulations might be applied to our services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our failure to comply, could create liability for us, result in adverse publicity, and negatively affect our business. Some of the risks we face from the regulation of employee benefits are as follows:

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Although numerous lawsuits challenged the constitutionality of the Patient Protection and Affordable Care Act, or PPACA, the U.S. Supreme Court on June 28, 2012, upheld the constitutionality of PPACA except for provisions that would have allowed the U.S. Department of Health and Human Services, or HHS, to penalize states that did not implement the Medicaid expansion with the loss of existing federal Medicaid funding. While many of the provisions of PPACA will not be directly applicable to us, PPACA, as enacted, might affect the business of many of our customers. Carriers and large employers might experience changes in the numbers of individuals they insure as a result of Medicaid expansion and the creation of state and national exchanges, though it is unclear how many states will decline to implement the Medicaid expansion or adopt state-specific exchanges. Although we are unable to predict with any reasonable certainty or otherwise quantify the likely impact of PPACA on our business model, financial condition, or results of operations, changes in the business of our customers and the number of individuals they insure may negatively impact our business.

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False or Fraudulent Claim Laws.    There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of claims for reimbursement from the government. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Although our business operations are generally not subject to these laws and regulations, any contract we have with a government entity requires us to comply with these laws and regulations. Any failure of our services to comply with these laws and regulations could result in substantial liability, including but not limited to criminal liability, could adversely affect demand for our services, and could force us to expend significant capital, research and development, and other resources to address the failure. Any determination by a court or regulatory agency that our services with government clients violate these laws and regulations could subject us to civil or criminal penalties, invalidate all or portions of some of our government client contracts, require us to change or terminate some portions of our business, require us to refund portions of our services fees, cause us to be disqualified from serving not only government clients but also all clients doing business with government payers, and have an adverse effect on our business.

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HIPAA and Other Privacy and Security Requirements.    There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal health information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, established privacy and security standards that limit the use and disclosure of individually identifiable health information, and require the implementation of administrative, physical, and technological safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form. Health plans, healthcare clearinghouses, and most providers are considered by the HIPAA regulations to be “Covered Entities”. With respect to our operations as a healthcare clearinghouse, we are directly subject to the privacy regulations established under HIPAA, or Privacy Standards, and the security regulations established under HIPAA, or Security Standards. In addition, our carrier customers, or payors, are considered to be Covered Entities and are required to enter into written agreements with us, known as Business Associate Agreements, under which we are considered to be a “Business Associate” and that require us to safeguard individually identifiable health information and restrict how we may use and disclose such information. Effective February 2010, the American Recovery and Reinvestment Act of 2009, or ARRA, and effective March 2013, the HIPAA Omnibus Final Rules extended the direct application of certain provisions of the Privacy Standards and Security Standards to us when we are functioning as a Business Associate of our carrier customers. ARRA and the HIPAA Omnibus Final Rule also subject Business Associates to direct oversight and audit by the HHS.

Violations of the Privacy Standards and Security Standards might result in civil and criminal penalties, and ARRA increased the penalties for HIPAA violations and strengthened the enforcement provisions of HIPAA. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of Privacy Standards and Security Standards that threaten the privacy of state residents.

We might not be able to adequately address the business risks created by HIPAA implementation. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

Some payors and clearinghouses interpret HIPAA transaction requirements differently than we do. Where payors or clearinghouses require conformity with their interpretations as a condition of a successful transaction, we seek to comply with their interpretations.

In addition to the Privacy Standards and Security Standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and/or health information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements and we are required to comply with them.

Failure by us to comply with any state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and, in some circumstances, criminal penalties. Such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

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Medicare and Medicaid Regulatory Requirements.    We have contracts with insurance carriers who offer Medicare Managed Care (also known as Medicare Advantage or Medicare Part C) and Medicaid Managed Care benefits plans. We also have contracts with insurance carriers who offer Medicare prescription drug benefits (also known as Medicare Part D) plans. The activities of the Medicare plans are regulated by the Centers for Medicare & Medicaid Services, or CMS, the federal agency that provides oversight of the Medicare and Medicaid programs.

The Medicaid Managed Care plans are regulated by both CMS and the individual states where the plans are offered. Some of the activities that we might perform, such as the enrollment of beneficiaries, may be subject to CMS and/or state regulation, and such regulations may force us to change the way we do business or otherwise restrict our ability to provide services to such plans. Moreover, the regulatory environment with respect to these programs has become, and will likely continue to become, increasingly complex.

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Financial Services-Related Laws and Rules.    Financial services and electronic payment processing services are subject to numerous laws, regulations and industry standards, some of which might impact our operations and subject us, our vendors, and our customers to liability as a result of the payment distribution and processing solutions we offer. Although we do not act as a bank, we offer solutions that involve banks, or vendors who contract with banks and other regulated providers of financial services. As a result, we might be impacted by banking and financial services industry laws, regulations, and industry standards, such as licensing requirements, solvency standards, requirements to maintain the privacy and security of nonpublic personal financial information, and Federal Deposit Insurance Corporation deposit insurance limits. In addition, our patient billing and payment distribution and processing solutions might be impacted by payment card association operating rules, certification requirements, and rules governing electronic funds transfers. If we fail to comply with applicable payment processing rules or requirements, we might be subject to fines and changes in transaction fees and may lose our ability to process credit and debit card transactions or facilitate other types of billing and payment solutions. Moreover, payment transactions processed using the Automated Clearing House Network, or ACH, are subject to network operating rules promulgated by the National Automated Clearing House Association and to various federal laws regarding such operations, including laws pertaining to electronic funds transfers, and these rules and laws might impact our billing and payment solutions. Further, our solutions might impact the ability of our payor customers to comply with state prompt payment laws. These laws require payors to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” within a specified time frame.

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Insurance Broker Laws.    Insurance laws in the United States are often complex, and states have broad authority to adopt regulations regarding brokerage activities. These regulations typically include the licensing of insurance brokers and agents and govern the handling and investment of client funds held in a fiduciary capacity. Although we believe our activities do not currently constitute the provision of insurance brokerage services, regulations may change from state to state, which could require us to comply with such expanded regulations.

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ERISA.    The Employee Retirement Income Security Act of 1974, as amended, or ERISA, regulates how employee benefits are provided to or through certain types of employer-sponsored health benefits plans. ERISA is a set of laws and regulations that is subject to periodic interpretation by the U.S. Department of Labor as well as the federal courts. In some circumstances, and under certain customer contracts, we might be deemed to have assumed duties that make us an ERISA fiduciary, and thus be required to carry out our operations in a manner that complies with ERISA in all material respects. We believe that our current operations do not render us subject to ERISA fiduciary obligations, and therefore that we are in material compliance with ERISA and that any such compliance does not currently have a material adverse effect on our operations. However, there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on us.

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Third-Party Administrator Laws.    Numerous states in which we do business have adopted regulations governing entities engaged in third-party administrator, or TPA, activities. TPA regulations typically impose requirements regarding enrollment into benefits plans, claims processing and payments, and the handling of customer funds. Although we do not believe we are currently acting as a TPA, changes in state regulations could result in us being obligated to comply with such regulations, which might require us to obtain licenses to provide TPA services in such states.

Potential regulatory requirements placed on our software, services, and content could impose increased costs on us, delay or prevent our introduction of new service types, and impair the function or value of our existing service types.

Our products and services are and are likely to continue to be subject to increasing regulatory requirements in a number of ways. As these requirements proliferate, we must change or adapt our products and services to comply. Changing regulatory requirements might render our services obsolete or might block us from accomplishing our work or from developing new services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new product or service types more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become unprofitable or impossible.

Potential government subsidy of services similar to ours, or creation of a single payor system, might reduce customer demand.

Recently, entities including brokers and U.S. federal and state governments have offered to subsidize adoption of online benefits platforms or clearinghouses. In addition, federal regulations have been changed to permit such subsidy from additional sources subject to certain limitations. To the extent that we do not qualify or participate in such subsidy programs, demand for our services might be reduced, which may decrease our revenue. In addition, prior proposals regarding healthcare reform have included the concept of creation of a single payor for healthcare insurance. This kind of consolidation of critical benefits activity could negatively impact the demand for our services.

Our services present the potential for embezzlement, identity theft, or other similar illegal behavior by our associates with respect to third parties.

Among other things, certain services offered by us involve collecting payment information from individuals, and this frequently includes check and credit card information. Even though we do not handle direct payments, our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties, commit identity theft, or otherwise gain access to their data or funds. If any of our associates take, convert, or misuse such funds, documents, or data, we could be liable for damages, and our business reputation could be damaged or destroyed. Moreover, if we fail to adequately prevent third parties from accessing personal and/or business information and using that information to commit identity theft, we might face legal liabilities and other losses than can have a negative impact on our business.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid, and orderly market for our common stock may not develop.

Prior to this offering, there was no market for shares of our common stock. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans, or commercial relationships;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the sale of health insurance;

•	any major change in our board of directors or management;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for Internet-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

Upon completion of this offering, there will be              shares of our common stock outstanding (or              shares, if the underwriters exercise in full their option to purchase additional shares). The              shares being sold in this offering will be freely tradeable immediately after this offering (except for shares purchased by affiliates) and of the 21,301,110 shares outstanding as of March 31, 2013 (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants after March 31, 2013),              shares are freely tradable shares under Rule 144 that are not subject to a lock-up,              shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). In addition, as of March 31, 2013, there were outstanding options and a warrant to purchase 3,607,295 shares of our common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, some holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we might file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our stock plans. Effective upon the completion of this offering, an aggregate of              shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $         with net proceeds to the Company of $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately     % of the total amount of funding we have received to date, but will only hold approximately     % of the total voting rights. The dilution will be $         per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options or warrants to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution”.

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds”. Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors, executive officers, and their affiliated entities will beneficially own more than     % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants after                     , 2013). Additionally, after this offering, GS Capital Partners VI Parallel, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Fund, L.P., and GS Capital Partners VI GmbH & CO. KG, which are affiliates of Goldman, Sachs & Co., collectively will beneficially own approximately     % (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants after             , 2013). These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our amended and restated certificate of incorporation and amended and restated bylaws, and the approval of mergers or other business combination transactions. This concentration of ownership might discourage, delay, or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Affiliates of Goldman, Sachs & Co., the lead underwriter in this offering, hold a controlling equity interest in our company, which could expose us to risks associated with Goldman’s conflict of interest. Consequently, Goldman, Sachs & Co. has a conflict of interest within the meaning of Rule 5121 of the FINRA Rules.

A controlling equity interest in our company is held in the aggregate by four entities affiliated with Goldman, Sachs & Co., the lead underwriter in this offering. The four entities, which we refer to as the Goldman Funds, hold the following equity securities: (i) 1,804,202 shares of our Series A Preferred Stock are held directly by GS Capital Partners VI Parallel, L.P., (ii) 5,457,326 shares of our Series A Preferred Stock are held directly by GS Capital Partners VI Offshore Fund, L.P., (iii) 6,561,140 shares of our Series A Preferred Stock are held directly by GS Capital Partners VI Fund, L.P., and (iv) 233,183 shares of our Series A Preferred Stock are held directly by GS Capital Partners VI GmbH & CO. KG. Consequently, Goldman, Sachs & Co. has a conflict of interest within the meaning of Rule 5121 of the FINRA Rules.

Pursuant to Rule 5121, Deutsche Bank Securities Inc. is serving as the “qualified independent underwriter,” as defined by FINRA. Although Deutsche Bank Securities Inc. has, in its capacity as qualified independent underwriter, performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part, we cannot assure you that this will adequately address any potential conflicts of interest. See “Underwriting (Conflicts of Interest)”. In addition, we have agreed to indemnify Deutsche Bank Securities Inc. for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Deutsche Bank Securities Inc. may be required to make for those liabilities.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions might also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the inability of stockholders to cumulate votes at any election of directors; and

•	the ability of our board of directors to make, alter or repeal our amended and restated bylaws.

Our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors are willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Our business is subject to changing regulations regarding corporate governance, disclosure controls, internal control over financial reporting, and other compliance areas that will increase both our costs and the risk of noncompliance.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of our stock exchange. The requirements of these rules and regulations will increase our legal, accounting, and financial compliance costs, will make some activities more difficult, time-consuming, and costly, and may also place undue strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2014, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We will be required to disclose changes made to our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the Securities and Exchange Commission, or SEC, or the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemption available under the JOBS Act to the auditor attestation requirement in Section 404(b) of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities, which would require additional financial and management resources.

We identified a material weakness in connection with preparation of our 2012 financial statements, and failure to develop and maintain adequate financial controls could cause us to have additional material weaknesses, which could adversely affect our operations and financial position.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2011 and 2012, we identified a material weakness in our accounting for certain deferred revenue balances and the related revenue recognition. This material weakness arose in connection with increasing the estimated expected life of our customer relationships, which results in extending the term over which we recognize deferred revenue. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Our material weakness pertained to deficiencies in our accounting documentation, lack of segregation of duties, and lack of adequate review and monitoring procedures within our accounting for certain deferred revenue balances and the related revenue recognition. Our management has taken steps to remediate this material weakness, including hiring experienced associates and external resources to assist with our revenue recognition function, enhancing the level of documentation required to support key assumptions and conclusions, and redesigning certain monitoring controls critical to ensuring the accuracy of our deferred revenue balances and the related revenue recognition. While we believe that the steps taken to date have remediated the deficiencies that gave rise to the material weakness, and we plan to hire additional experienced associates within our revenue recognition function to further enhance our procedures and controls, there can be no assurances in this regard.

The remedial policies and procedures we have implemented and the additional associates we intend to hire may be insufficient to address the identified material weakness, or we may in the future discover additional weaknesses that require remediation. In addition, an internal control system, no matter how well-designed, cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we might not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the Securities and Exchange Commission, or SEC, or other regulatory authorities.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning for our fiscal year ending December 31, 2014 under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers, and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not be effective, however, in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the end of the fiscal year in which we have total annual gross revenue of $1 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) five years from the date of this prospectus.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management, and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our ability to attract and retain customers;

•	our financial performance;

•	the advantages of our solutions as compared to those of others;

•	our ability to establish and maintain intellectual property rights;

•	our ability to retain and hire necessary associates and appropriately staff our operations; and

•	our estimates regarding capital requirements and needs for additional financing.

We might not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, which could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products. Some of the market data contained in this prospectus is based on independent industry publications, including those generated by IBISWorld, Gartner, Inc., SNL Financial, The Kaiser Family Foundation and Health Research & Educational Trust, and other publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe and act as if the third party data contained herein, and the underlying economic assumptions relied upon therein, are generally reliable. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein, “Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 1Q13 Update,” April 18, 2013, or the Gartner Report, represents data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and is not a representation of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $         million based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $         million. A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as indicated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the uses for the net proceeds from this offering. However, we expect to use the net proceeds from this offering for working capital purposes and other general corporate purposes, including executing our growth strategy, developing new products and services, and funding additional capital expenditures, potential acquisitions, and investments.

Management’s plans for the proceeds of this offering are subject to change due to unforeseen events and opportunities, and the amounts and timing of our actual expenditures depend on several factors including, but not limited to, the cash used in or generated by our operations. Accordingly, our management team will have broad discretion in using the net proceeds from this offering. Therefore, we are unable to estimate the amount of net proceeds from this offering that will be used for any of the potential purposes described above. Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our common stock. We currently intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business for the foreseeable future. The decision to pay dividends is at the discretion of our board of directors and depends upon our financial condition, results of operations, capital requirements, and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to the transactions described under “Certain Relationships and Related-Party Transactions—Corporate Restructuring” that will occur prior to the closing of this offering, including the conversion of the outstanding shares of our redeemable convertible preferred stock into an aggregate of 16,496,860 shares of our common stock; and

•

on a pro forma as adjusted basis to give effect to our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following information is illustrative only of our cash and cash equivalents and capitalization after the completion of this offering and will change based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2013
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$17,732	$17,732	$

Redeemable convertible preferred stock:
Convertible Series A preferred stock, no par value, 14,055,851 shares authorized, issued and outstanding, actual; $0.001 par value, 14,055,851 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	105,505	—
Convertible Series B preferred stock, no par value, 2,441,009 shares authorized, issued and outstanding, actual; $0.001 par value, 2,441,009 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	29,973	—
Stockholders’ deficit:
Preferred stock, par value $0.001, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, no par value, 100,000,000 shares authorized, 20,136,966 and 4,804,250 shares issued and outstanding, respectively, actual; $0.001 par value, 100,000,000 shares authorized, 36,633,826 and 21,301,110 shares issued and outstanding, pro forma; $0.001 par value, shares authorized, shares issued and outstanding, pro forma as adjusted	6,602	21
Additional paid-in capital	—	142,059
Accumulated deficit	(176,940)	(176,940)

Total stockholders’ deficit	(170,338)	(34,860)

Total capitalization	$(34,860)	$(34,860)	$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares of common stock outstanding in the table above does not include:

•

3,107,295 shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $6.17 per share, of which 2,413,846 shares with a weighted-average exercise price of $5.50 per share were vested and exercisable;

•	500,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $5.48 per share; and

•	322,055 shares of common stock available for future issuance under our stock plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (tangible assets less total liabilities) by the number of outstanding shares of our common stock.

Our pro forma net tangible book value as of March 31, 2013 was $(38.0) million, or $(1.78) per share of common stock, based on 21,301,110 shares of our common stock outstanding, after giving effect to the conversion of 16,496,860 shares of redeemable convertible preferred stock into an equivalent number of shares of common stock upon the closing of this offering.

After giving effect to our sale of                 shares of our common stock by us in this offering at an assumed initial public offering price of $         per share (which represents the midpoint of the estimated price range shown on the cover page of this prospectus), less the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013, would be $        , or $         per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Pro forma net tangible book value per share as of March 31, 2013		$(1.78)
Increase per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$
Net tangible book value dilution per share to investors in this offering	$

If the underwriters exercise their option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $         per share, and the dilution in net tangible book value per share to investors in this offering would be approximately $         per share.

The following table shows, as of March 31, 2013, on the pro forma basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the weighted average price paid per share by existing stockholders and by investors purchasing shares of our common stock in this offering:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percentage		Amount	Percentage
Existing Stockholders			%	$		%	$
New Investors			%			%

Total			%

Assuming the underwriters’ option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to             , or     %.

Each $1.00 increase (decrease) in the assumed public offering price per share of common stock would increase (decrease) the pro forma as adjusted net tangible book value by $         per share (assuming no exercise of the underwriters’ option to purchase additional shares) and the net tangible book value dilution to investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

Assuming no exercise of the underwriters’ option, sales by us and selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or     % of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares of our common stock held by new investors to             , or     % of the total number of shares of our common stock outstanding after this offering. Assuming the underwriters’ overallotment option is exercised in full, sales by us and selling stockholders in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to             , or     %.

The above discussion is based on 21,301,110 shares of our common stock outstanding as of March 31, 2013 after giving effect to the conversion of 16,496,860 shares of redeemable convertible preferred stock into an equivalent number of shares of our common stock upon the closing of this offering, and excludes:

•

3,107,295 shares of common stock issuable upon exercise of stock options outstanding at a weighted-average exercise price of $6.17 per share, of which 2,413,846 shares with a weighted-average exercise price of $5.50 per share were vested and exercisable;

•	500,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $5.48 per share; and

•	322,055 shares of common stock available for future issuance under our stock plans.

CONSOLIDATED SELECTED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2010, 2011, and 2012 and the selected consolidated balance sheet data as of December 31, 2010, 2011, and 2012 are derived from our audited consolidated financial statements, which have been audited by our independent registered public accounting firm, Ernst & Young LLP. The selected consolidated statement of operations data for the three months ended March 31, 2012 and 2013 and the selected consolidated balance sheet data as of March 31, 2013 are derived from unaudited consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands, except share and per share data)
Revenue(1)	$67,122	$68,783	$81,739	$19,069	$23,848
Cost of revenue(2)(6)	39,817	43,034	45,178	10,688	12,647

Gross profit	27,305	25,749	36,561	8,381	11,201

Operating expenses:
Sales and marketing(2)	14,462	22,914	28,268	7,142	9,221
Research and development(2)(6)	8,948	9,397	15,035	3,726	4,643
General and administrative(2)	6,144	5,921	7,577	1,994	2,841
Impairment of goodwill	—	1,670	—	—	—
Change in fair value of contingent consideration	—	503	121	166	(29)

Total operating expenses	29,554	40,405	51,001	13,028	16,676
Loss from operations	(2,249)	(14,656)	(14,440)	(4,647)	(5,475)

Total other expense, net	(96)	(241)	(214)	(51)	(88)

Loss before income taxes	(2,345)	(14,897)	(14,654)	(4,698)	(5,563)
Income tax expense	10	35	84	24	20

Net loss	$(2,355)	$(14,932)	$(14,738)	$(4,722)	$(5,583)

Net loss per share—basic and diluted	$(0.37)	$(3.06)	$(3.06)	$(0.98)	$(1.16)

Pro forma net loss per share—basic and diluted(3)			$(0.69)		$(0.26)

Weighted-average common shares outstanding—basic and diluted	6,405,944	4,875,157	4,812,632	4,810,059	4,798,043

Weighted-average common shares outstanding—pro forma			21,309,492		21,294,903

Other Financial Data:
Adjusted gross profit(4)	$33,498	$32,163	$44,164	$10,009	$12,871
Adjusted EBITDA(5)	$5,245	$(5,209)	$(5,445)	$(2,623)	$(3,395)

(1)	In the first quarter of 2011, we increased the estimated expected life of our customer relationships for both employer and carrier customers. This change extends the term over which we will recognize our deferred revenue. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5.8 million in 2011 and $2.8 million in 2012.

(2)	Cost of revenue and operating expenses include stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$352	$252	$195	$42	$63
Sales and marketing	77	102	68	15	30
Research and development	87	121	130	27	66
General and administrative	519	246	319	69	94

(3)	Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 16,496,860 shares of common stock as of the beginning of the applicable period.

(4)	We define adjusted gross profit as gross profit before depreciation and amortization expense, as well as stock-based compensation expense. Please see “Adjusted Gross Profit and Adjusted EBITDA” below for more information and for a reconciliation of adjusted gross profit to gross profit, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)	We define adjusted EBITDA as net loss before net interest and other expense, taxes, and depreciation and amortization expense, adjusted to eliminate stock-based compensation expense and expense related to the impairment of goodwill and intangible assets. See “Adjusted Gross Profit and Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(6)	The Company has reclassified certain amounts in its Consolidated Statement of Operations for the three months ended March 31, 2013 from cost of revenue to research and development expense. The reclassification was the result of an error correction in the calculation of such costs made subsequent to the original issuance of the March 31, 2013 financial statements. The effect of the reclassification was a reduction of previously reported cost of revenue and increases in previously reported gross profit, research and development, and total operating expenses.

The following table summarizes the impact on each of the affected financial statement line items for the three months ended March 31, 2013:

	As Previously Submitted	Reclassification Adjustment	As Revised
Cost of revenue	$13,568	$(921)	$12,647
Gross profit	10,280	921	11,201
Research and development	3,722	921	4,643
Total operating expenses	15,755	921	16,676

The reclassification had no effect on any other period, nor did it impact revenue, loss from operations, loss before income taxes, net loss or any per share amounts for any period presented.

Our Segments

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Revenue:
Employer	$9,356	$15,947	$23,760	$5,065	$8,626
Carrier	57,766	52,836	57,979	14,004	15,222

Total revenue	$67,122	$68,783	$81,739	$19,069	$23,848

Gross profit:
Employer	$2,926	$5,811	$9,499	$2,025	$3,933
Carrier	24,379	19,938	27,062	6,356	7,268

Total gross profit	$27,305	$25,749	$36,561	$8,381	$11,201

Income (loss) from operations:
Employer	$(7,036)	$(20,226)	$(19,778)	$(5,152)	$(3,889)
Carrier	4,787	5,570	5,338	505	(1,586)

Total loss from operations	$(2,249)	$(14,656)	$(14,440)	$(4,647)	$(5,475)

Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2010	2011	2012	2013
	(in thousands)
Cash and cash equivalents	$18,166	$15,856	$19,703	$17,732
Accounts receivable, net	7,163	9,060	13,372	18,321
Total assets	46,507	46,271	51,921	56,031
Deferred revenue, total	32,952	42,773	57,520	61,565
Total liabilities	47,502	62,012	81,691	90,891

Total redeemable convertible preferred stock	135,478	135,478	135,478	135,478
Common stock	4,078	4,923	6,109	6,602
Total stockholders’ deficit	(136,475)	(151,219)	(165,248)	(170,338)

Adjusted Gross Profit and Adjusted EBITDA

Within this prospectus we use adjusted gross profit and adjusted EBITDA to provide investors with additional information regarding our financial results. Adjusted gross profit and adjusted EBITDA are non-GAAP financial measures. We have provided below reconciliations of these measures to the most directly comparable GAAP financial measures, which for adjusted gross profit is gross profit, and for adjusted EBITDA is net loss.

We have included adjusted gross profit and adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operational plans. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted gross profit and adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that adjusted gross profit and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results.

Our use of adjusted gross profit and adjusted EBITDA as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and adjusted gross profit and adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted gross profit and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted gross profit and adjusted EBITDA do not reflect the potentially dilutive impact of stock-based compensation;

•	adjusted gross profit and adjusted EBITDA do not reflect interest or tax payments that could reduce the cash available to us; and

•

other companies, including companies in our industry, might calculate adjusted gross profit and adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider adjusted gross profit and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, gross profit, net income (loss) and our other GAAP financial results. The following table presents a reconciliation of adjusted gross profit to gross profit and adjusted EBITDA to net loss for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Reconciliation from Gross Profit to Adjusted Gross Profit:
Gross profit	$27,305	$25,749	$36,561	$8,381	$11,201
Depreciation and amortization	5,841	6,162	7,408	1,586	1,607
Stock-based compensation expense	352	252	195	42	63

Adjusted gross profit	$33,498	$32,163	$44,164	$10,009	$12,871

Reconciliation from Net Loss to Adjusted EBITDA:
Net loss	$(2,355)	$(14,932)	$(14,738)	$(4,722)	$(5,583)
Depreciation and amortization	6,343	7,040	8,294	1,864	1,838
Interest expense	212	203	203	58	77
Income tax expense	10	35	84	24	20
Stock-based compensation expense	1,035	721	712	153	253
Impairment of goodwill and intangible assets	—	1,724	—	—	—

Total net adjustments	$7,600	$9,723	$9,293	$2,099	$2,188

Adjusted EBITDA	$5,245	$(5,209)	$(5,445)	$(2,623)	$(3,395)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus beginning on page 12 for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of cloud-based benefits software solutions for consumers, employers, insurance carriers, and brokers. The Benefitfocus platform provides an integrated suite of solutions that enables our employer and insurance carrier customers to more efficiently shop, enroll, manage, and exchange benefits information. Our web-based platform has a user-friendly interface designed to enable the insured consumers to access all of their benefits in one place. Our comprehensive solutions support core benefits plans, including healthcare, dental, life, and disability insurance, and voluntary benefits plans, such as critical illness, supplemental income, and wellness programs. As the number of employer benefits plans has increased, with each plan subject to many different business rules and requirements, demand for the Benefitfocus platform has grown.

We serve two separate but related market segments. Our fastest growing market segment, the employer market, consists of employers offering benefits to their employees. Within this segment, we mainly target large employers with more than 1,000 employees, of which we believe there are approximately 18,000 in the United States. In our other market segment, we sell our solutions to insurance carriers, enabling us to expand our overall footprint in the benefits marketplace by aggregating many key constituents, including consumers, employers, and brokers. Our business model capitalizes on the close relationship between carriers and their members, and the carriers’ ability to serve as lead generators for potential employer customers. Carriers pay for services at a rate reflective of the aggregated nature of their customer base on a per application basis. Carriers can then deploy their applications to employer groups and members. As employers become direct customers through our employer segment, we provide them our platform offering that bundles many software applications into a comprehensive benefits solution through HR InTouch. We believe our presence in both the employer and insurance carrier markets gives us a strong position at the center of the benefits ecosystem.

We sell our software solutions and related services primarily through our direct sales force. We derive most of our revenue from software services fees, which primarily consist of monthly subscription fees paid to us for access to and usage of our cloud-based benefits software solutions, and related professional services. Software services fees paid to us from our employer customers are generally based on the number of employees covered by the relevant benefits plans at contracted rates for a specified period of time, which is usually one year. Software services fees paid to us from our carrier customers are based on the number of members contracted to use our solutions at contracted rates for a specified period of time, which usually ranges from three to five years. Our carrier contracts are generally only cancellable by the carrier in an instance of our uncured breach, although some of our carrier customers are able to terminate their respective contracts without cause or for convenience. Software services revenue accounted for approximately 89%, 95%, and 93% of our total revenue during the years ended December 31, 2010, 2011, and 2012, respectively, and for approximately 94% and 93% of our total revenue during the three months ended March 31, 2012 and 2013, respectively.

Another component of our revenue is professional services. We derive the majority of our professional services revenue from the implementation of our customers onto our platform, which typically includes discovery, configuration and deployment, integration, testing, and training. In general, it takes from four to five months to implement a new employer customer’s benefits systems and eight to 10 months to implement a new carrier customer’s benefits systems. We also provide customer support services and customized media content that supports our customers’ effort to educate and communicate with consumers. Professional services revenue accounted approximately 11%, 5%, and 7% of our total revenue during the years ended December 31, 2010, 2011, and 2012, respectively, and for approximately 6% and 7% of our total revenue during the three months ended March 31, 2012 and 2013, respectively.

Increasing our base of large employer customers is an important source of revenue growth for us. We actively pursue new employer customers in the U.S. market, and we have increased the number of large employer customers utilizing our solutions from 118 as of December 31, 2009 to 302 as of March 31, 2013, a 33.5% compound annual growth rate, or CAGR. We believe that our continued innovation and new solutions, such as online benefits marketplaces, also known as private exchanges, enhanced mobile offerings, and more robust data analytics capabilities will help us attract additional large employer customers and increase our revenue from existing customers.

We believe that there is a substantial market for our services, and we have been investing in growth over the past two years. In particular, we have continued to invest in technology and services to better serve our larger employer customers, which we believe are an important source of growth for our business. We have also substantially increased our marketing and sales efforts and expect those increased efforts to continue. As we have invested in growth, we have had operating losses in each of the last three years, and expect our operating losses to continue at least through the end of 2013. Due to the nature of our customer relationships, which have been very stable with relatively few customer losses over the past years, and the subscription nature of our financial model, we believe that our current investment in growth should lead to substantially increased revenue, which will allow us to achieve profitability in the relatively near future. Of course, our ability to achieve profitability will continue to be subject to many factors beyond our control.

Key Financial and Operating Performance Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and project our future performance. These metrics help us develop and refine our growth strategies and make strategic decisions. We discuss revenue, gross margin, and the components of operating loss, as well as segment revenue and components of segment loss from operations, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Operating Results”. In addition, we utilize other key metrics as described below.

Number of Large Employer and Carrier Customers

We believe the number of large employer and carrier customers is a key indicator of our market penetration, growth, and future revenue. We have aggressively invested in and intend to continue to invest in our direct sales force to grow our customer base. We generally define a customer as an entity with an active software services contract as of the measurement date. The following table sets forth the number of large employer and carrier customers for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2009	2010	2011	2012	2012	2013
Number of customers:
Large employer	118	141	193	286	207	302
Carrier	28	29	30	34	32	36

Software Services Revenue Retention Rate

We believe that our ability to retain our customers and expand the revenue they generate for us over time is an important component of our growth strategy and reflects the long-term value of our customer relationships. We measure our performance on this basis using a metric we refer to as our software services revenue retention rate. We calculate this metric for a particular period by establishing the group of our customers that had active contracts for a given period. We then calculate our software services revenue retention rate by taking the amount of software services revenue we recognized for this group in the subsequent comparable period (for which we are reporting the rate) and dividing it by the software services revenue we recognized for the group in the prior period.

For the years ended December 31, 2011, and 2012, and the three months ended March 31, 2012 and 2013, our software services revenue retention rate exceeded 95%.

Adjusted Gross Profit and Adjusted EBITDA

Adjusted gross profit represents our gross profit before depreciation and amortization, as well as stock-based compensation expense. Adjusted EBITDA represents our earnings before net interest and other expense, taxes, and depreciation and amortization expense, adjusted to eliminate stock-based compensation and impairment of goodwill and intangible assets. Adjusted gross profit and adjusted EBITDA are not measures calculated in accordance with United States generally accepted accounting principles, or GAAP. Please refer to “Selected Consolidated Financial Data—Adjusted Gross Profit and Adjusted EBITDA” in this prospectus for a discussion of the limitations of adjusted gross profit and adjusted EBITDA and reconciliations of adjusted gross profit to gross profit and adjusted EBITDA to net loss, the most comparable GAAP measurements, respectively, for the years ended December 31, 2010, 2011, and 2012, and the three months ended March 31, 2012 and 2013.

Components of Operating Results

Revenue

We derive the majority of our revenue from software services fees, which consist primarily of monthly subscription fees paid to us by our employer and carrier customers for access to, and usage of, our cloud-based benefits software solutions for a specified contract term. We also derive revenue from professional services fees, which primarily include fees related to the implementation of our customers onto our platform. Our professional services typically include discovery, configuration and deployment, integration, testing, and training.

The following table sets forth a breakdown of our revenue between software services and professional services for the periods indicated (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Revenue:
Software services	$59,537	$65,266	$75,988	$17,844	$22,264
Professional services	7,585	3,517	5,751	1,225	1,584

Total revenue	$67,122	$68,783	$81,739	$19,069	$23,848

We generally recognize software services fees monthly based on the number of employees covered by the relevant benefits plans at contracted rates for a specified period of time, provided that an enforceable contract has been signed by both parties, access to our software has been granted to the customer and is available for their use, the fee for the software services is fixed or determinable, and collection is reasonably assured. We defer recognition of our professional services fees paid by customers in connection with implementation of our software services, or implementation fees, and recognize them, beginning once the software services have commenced, ratably over the longer of the contract term or the estimated expected life of the customer relationship.

In the first quarter of 2011, we increased the estimated expected life of our customer relationships for both employer and carrier customers. This change in estimate was a result of growing demand for our software services, reduced uncertainties in the regulatory environment, and increased confidence in customer retention. This change extends the term over which we recognize our deferred revenue. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5.8 million in 2011 and $2.8 million in 2012. Most of our deferred revenue relates to professional services performed for our carrier customers, which require a more extensive and lengthy implementation. Further, prior to 2012, we generally did not charge implementation fees to our large employer customers. We will continue to periodically evaluate the term over which revenue is recognized for most professional services as we gain more experience with customer contract renewals.

We generally invoice our employer and carrier customers for software services in advance, in monthly installments. We invoice our employer customers for implementation fees at the inception of the arrangement. We generally invoice our carrier customers for implementation fees at various contractually defined times throughout the implementation process. Implementation fees that have been invoiced are initially recorded as deferred revenue until recognized as described above.

Overhead Allocation

Expenses associated with our facilities, IT costs, and depreciation and amortization, are allocated between cost of revenue and operating expenses based on employee headcount determined by the nature of work performed.

Cost of Revenue

Cost of revenue primarily consists of salaries and other personnel-related costs, including benefits, bonuses, and stock-based compensation, for associates providing services to our customers and supporting our SaaS platform infrastructure. Additional expenses in cost of revenue include co-location facility costs for our data centers, depreciation expense for computer equipment directly associated with generating revenue, infrastructure maintenance costs, amortization expenses associated with capitalized software development costs, allocated overhead, and other direct costs.

Our cost of revenue is expensed as we incur the costs. However, the related revenue from fees we receive for our implementation services performed before a customer is operating on our platform is deferred until the commencement of the monthly subscription and recognized as revenue ratably over the longer of the related contract term or the estimated expected life of the customer relationship. Therefore, the cost incurred in providing these services is expensed in periods prior to the recognition of the corresponding revenue. Our cost associated with providing implementation services has been significantly higher as a percentage of revenue than our cost associated with providing our monthly subscription services due to the labor associated with providing implementation services.

We plan to continue to expand our capacity to support our growth, which will result in higher cost of revenue in absolute dollars. However, we expect cost of revenue as a percentage of revenue to decline and gross margins to increase primarily from the growth of the percentage of our revenue from large employers and the realization of economies of scale driven by retention of our customer base.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Salaries and personnel-related costs are the most significant component of each of these expense categories. We expect to continue to hire new associates in these areas in order to support our anticipated revenue growth. As a result, we expect our operating expenses to increase in both aggregate dollars and as a percentage of revenue in the near term, but to decrease over the longer term as we achieve economies of scale.

Sales and marketing expense.    Sales and marketing expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses, stock-based compensation, and commissions for our sales and marketing associates. We record expense for commissions at the time of contract signing. Additional expenses include advertising, lead generation, promotional event programs, corporate communications, travel, and allocated overhead. For instance, our most significant promotional event is One Place, which we hold annually in the second quarter. We expect our sales and marketing expense to increase in both absolute dollars and as a percentage of revenue in the foreseeable future as we further increase the number of our sales and marketing professionals and expand our marketing activities in order to continue to grow our business.

Research and development expense.    Research and development expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses, and stock-based compensation for our research and development associates. Additional expenses include costs related to the development, quality assurance, and testing of new technology, and enhancement of our existing platform technology, consulting, travel, and allocated overhead. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position. We expect our research and development expense to increase in absolute dollars and as a percentage of revenue for the near term, but decrease as a percentage of revenue over the longer term as we achieve economies of scale.

General and administrative expense.    General and administrative expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses, and stock-based compensation for administrative, finance and accounting, information systems, legal, and human resource associates. Additional expenses include consulting and professional fees, insurance and other corporate expenses, and travel. We expect our general and administrative expenses to increase in absolute terms as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors’ and officers’ liability insurance, increased professional services expenses, and costs associated with an enhanced investor relations function.

Impairment of goodwill.    On August 3, 2010, we acquired 100% of the net assets of Beninform Holdings, Inc., or Beninform, and recorded $3.3 million of goodwill in connection with the acquisition. During the year ended December 31, 2011, we recorded an impairment of goodwill of $1.7 million due to lower than expected sales forecast at the October 31, 2011 impairment testing date.

Other Income and Expense

Other income and expense consists primarily of interest income and expense, accretion of contingent consideration, and gain (loss) on disposal of fixed assets. Interest income represents interest received on our cash and cash equivalents. Interest expense consists primarily of the interest incurred on outstanding borrowings under our existing notes and credit facilities.

Income Tax Expense

Income tax expense consists of U.S. federal and state income taxes. We incurred minimal income tax expense for the years ended December 31, 2010, 2011, and 2012, and the three months ended March 31, 2012 and 2013. Net operating loss carryforwards for federal income tax purposes were $25.6 million at December 31, 2012. State net operating loss carryforwards were approximately $23.6 million at December 31, 2012. Federal net operating loss carryforwards will expire at various dates beginning in 2017 through 2032, if not utilized. State net operating losses will expire at various dates beginning in 2013 through 2033, if not utilized. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Results of Operations

Consolidated Statements of Operations Data

The following table sets forth our consolidated statements of operations data for each of the periods indicated (in thousands).

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Revenue	$67,122	$68,783	$81,739	$19,069	$23,848
Cost of revenue(1)(2)	39,817	43,034	45,178	10,688	12,647

Gross profit	27,305	25,749	36,561	8,381	11,201
Operating expenses:
Sales and marketing(1)	14,462	22,914	28,268	7,142	9,221
Research and development(1)(2)	8,948	9,397	15,035	3,726	4,643
General and administrative(1)	6,144	5,921	7,577	1,994	2,841
Impairment of goodwill	—	1,670	—	—	—
Change in fair value of contingent consideration	—	503	121	166	(29)

Total operating expenses	29,554	40,405	51,001	13,028	16,676

Loss from operations	(2,249)	(14,656)	(14,440)	(4,647)	(5,475)
Other income (expense):
Interest income	364	151	53	17	13
Interest expense	(212)	(203)	(203)	(58)	(77)
Other expense	(248)	(189)	(64)	(10)	(24)

Total other expense, net	(96)	(241)	(214)	(51)	(88)

Loss before income taxes	(2,345)	(14,897)	(14,654)	(4,698)	(5,563)
Income tax expense	10	35	84	24	20

Net loss	$(2,355)	$(14,932)	$(14,738)	$(4,722)	$(5,583)

(1)	Cost of revenue and operating expenses include stock-based compensation expense as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Cost of revenue	$352	$252	$195	$42	$63
Sales and marketing	77	102	68	15	30
Research and development	87	121	130	27	66
General and administrative	519	246	319	69	94

(2)	The Company has reclassified certain amounts in its Consolidated Statement of Operations for the three months ended March 31, 2013 from cost of revenue to research and development expense. The reclassification was the result of an error correction in the calculation of such costs made subsequent to the original issuance of the March 31, 2013 financial statements. The effect of the reclassification was a reduction of previously reported cost of revenue and increases in previously reported gross profit, research and development, and total operating expenses.

The following table summarizes the impact on each of the affected financial statement line items for the three months ended March 31, 2013:

	As Previously Submitted	Reclassification Adjustment	As Revised
Cost of revenue	$13,568	$(921)	$12,647
Gross profit	10,280	921	11,201
Research and development	3,722	921	4,643
Total operating expenses	15,755	921	16,676

The reclassification had no effect on any other period, nor did it impact revenue, loss from operations, loss before income taxes, net loss or any per share amounts for any period presented.

The following table sets forth our consolidated statements of operations data as a percentage of revenue for each of the periods indicated (as a percentage of revenue).

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	59.3	62.6	55.3	56.0	53.0

Gross profit	40.7	37.4	44.7	44.0	47.0
Operating expenses:
Sales and marketing	21.5	33.3	34.6	37.5	38.7
Research and development	13.3	13.7	18.4	19.5	19.5
General and administrative	9.2	8.6	9.3	10.5	11.9
Impairment of goodwill	—	2.4	—	—	—
Change in fair value of contingent consideration	—	0.7	0.1	0.9	(0.1)

Total operating expenses	44.0	58.7	62.4	68.4	70.0

Loss from operations	(3.4)	(21.3)	(17.7)	(24.4)	(23.0)
Other income (expense):
Interest income	0.5	0.2	0.1	0.1	0.1
Interest expense	(0.3)	(0.3)	(0.2)	(0.3)	(0.3)
Other expense	(0.4)	(0.3)	(0.1)	(0.1)	(0.1)

Total other expense, net	(0.1)	(0.4)	(0.3)	(0.3)	(0.3)

Loss before income taxes	(3.5)	(21.7)	(17.9)	(24.7)	(23.3)
Income tax expense	0.0	0.1	0.1	0.1	0.1

Net loss	(3.5)%	(21.7)%	(18.0)%	(24.8)%	(23.4)%

Our Segments

The following table sets forth segment results for revenue, gross profit, and loss from operations for the periods indicated (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Revenue:
Employer	$9,356	$15,947	$23,760	$5,065	$8,626
Carrier	57,766	52,836	57,979	14,004	15,222

Total revenue	$67,122	$68,783	$81,739	$19,069	$23,848

Gross profit:
Employer	$2,926	$5,811	$9,499	$2,025	$3,933
Carrier	24,379	19,938	27,062	6,356	7,268

Total gross profit	$27,305	$25,749	$36,561	$8,381	$11,201

Income (loss) from operations:
Employer	$(7,036)	$(20,226)	$(19,778)	$(5,152)	$(3,889)
Carrier	4,787	5,570	5,338	505	(1,586)

Total loss from operations	$(2,249)	$(14,656)	$(14,440)	$(4,647)	$(5,475)

Comparison of Three Months Ended March 31, 2012 and 2013

Revenue

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Software services	$17,844	93.6%	$22,264	93.4%	$4,420	24.8%
Professional services	1,225	6.4	1,584	6.6	359	29.3%

Total revenue	$19,069	100.0%	$23,848	100.0%	$4,779	25.1%

Revenue increased by $4.8 million, or 25.1%, from $19.1 million for the three months ended March 31, 2012 to $23.8 million for the three months ended March 31, 2013. Our software services revenue increased $4.4 million, or 24.8%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. This growth was primarily attributable to an increased number of contracts going live on our platform during the twelve months ended March 31, 2013 as compared to the twelve months ended March 31, 2012. Our professional services revenue increased $0.4 million, or 29.3%, for the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The increase in professional services revenue is primarily attributed to an increase in the revenue from deferred deployment and integration fees as a result of the increased number of contracts going live on our platform during the twelve months ended March 31, 2013 as compared to the twelve months ended March 31, 2012.

Segment Revenue

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$5,065	26.6%	$8,626	36.2%	$3,561	70.3%
Carrier	14,004	73.4	15,222	63.8	1,218	8.7%

Total revenue	$19,069	100.0%	$23,848	100.0%	$4,779	25.1%

Our employer revenue increased by $3.6 million, or 70.3%, from $5.1 million for the three months ended March 31, 2012 to $8.6 million for the three months ended March 31, 2013. This growth was primarily attributable to a $3.5 million increase in our employer software services revenue driven primarily by additional large employer customers using our platform as of March 31, 2013 as compared to March 31, 2012. Our carrier revenue increased $1.2 million, or 8.7%, during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. This growth was primarily attributable to an increase of $0.9 million in our carrier software services revenue, driven primarily by an increase in the number of products being utilized by our carrier customers as well as an increase in the number of carrier customers using our platform during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Cost of Revenue

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Cost of revenue	$10,688	56.0%	$12,647	53.0%	$1,959	18.3%

Cost of revenue increased by $2.0 million, or 18.3%, from $10.7 million for the three months ended March 31, 2012 to $12.6 million for the three months ended March 31, 2013. As a percentage of revenue, cost of revenue decreased from 56.0% for the three months ended March 31, 2012 to 53.0% for the three months ended March 31, 2013. The increase in cost of revenue was in part attributable to a $1.2 million increase in salaries and personnel-related costs, of which $0.3 million was associated with additional engineering headcount to support customer implementations and continued product development, and $1.0 million was associated with additional customer service headcount to support a growing number of customers. In addition, we experienced a $0.3 million increase in infrastructure maintenance costs to support our platform, and a $0.2 million increase in facilities expenses, primarily driven by rent, which increased as a result of adding additional office space.

Segment Gross Profit

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$2,025	40.0%	$3,933	45.6%	$1,908	94.2%
Carrier	6,356	45.4%	7,268	47.7%	912	14.3%

Gross profit	$8,381	44.0%	$11,201	47.0%	$2,820	33.6%

Employer gross profit increased by $1.9 million, or 94.2%, from $2.0 million for the three months ended March 31, 2012 to $3.9 million for the three months ended March 31, 2013. The increase in employer gross profit was driven by a $3.6 million, or 70.3%, increase in employer revenue, partially offset by a $1.7 million, or 54.3%, increase in employer cost of revenue. The increase in employer cost of revenue is primarily attributable to an increased focus on implementation of products for new individual employer customers, causing an increase of $1.1 million in our client service costs, as well as an increase of $0.2 million in infrastructure maintenance costs to support our platform. Our employer gross profit included $0.4 million and $0.5 million of depreciation and amortization for the three months ended March 31, 2012 and 2013, respectively.

Carrier gross profit increased by $0.9 million, or 14.3%, from $6.4 million for the three months ended March 31, 2012 to $7.3 million for the three months ended March 31, 2013. The increase in carrier gross profit was driven by a $1.2 million, or 8.7%, increase in carrier revenue, partially offset by a $0.3 million, or 4.0%, increase in carrier cost of revenue. Our carrier cost of revenue increased primarily as a result of an increase in client service costs of $0.1 million and increased engineering costs of $0.2 million. Our carrier gross profit included $1.2 million and $1.1 million in depreciation and amortization for the three months ended March 31, 2012 and 2013, respectively.

Sales and Marketing

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Sales and marketing	$7,142	37.5%	$9,221	38.7%	$2,079	29.1%

Sales and marketing expense increased by $2.1 million, or 29.1%, from $7.1 million, or 37.5% of revenue, for the three months ended March 31, 2012, to $9.2 million, or 38.7% of revenue, for the three months ended March 31, 2013. The increase in sales and marketing expense was primarily attributable to a $2.3 million increase in commissions and sales bonus expense due to an increased number of contract closings during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Research and Development

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Research and development	$3,726	19.5%	$4,643	19.5%	$917	24.6%

Research and development expense increased by $0.9 million between the three months ended March 31, 2012 and the three months ended March 31, 2013. This increase was primarily a result of increased compensation and benefits costs as increased engineering headcount was utilized for continued product development efforts.

General and Administrative

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
General and administrative	$1,994	10.5%	$2,841	11.9%	$847	42.5%

General and administrative expense increased by $0.8 million, or 42.5%, from $2.0 million, or 10.5% of revenue, for the three months ended March 31, 2012, to $2.8 million, or 11.9% of revenue, for the three months ended March 31, 2013. The increase in general and administrative expense was primarily attributable to a $0.6 million increase in salaries and personnel-related costs associated with an increase in performance driven management bonuses and an increase of five general and administrative personnel to support growing business. In addition, we experienced a $0.2 million increase in professional fees for accounting and consulting services incurred in preparation for our IPO.

Segment Income (Loss) From Operations

	Three Months Ended March 31,
	2012		2013		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$(5,152)	(101.7)%	$(3,889)	(45.1)%	$1,263	24.5%
Carrier	505	3.6%	(1,586)	(10.4)%	(2,091)	(414.1)%

Loss from operations	$(4,647)	(24.4)%	$(5,475)	(23.0)%	$(828)	(17.8)%

Employer loss from operations decreased by $1.3 million, or 24.5%, from $5.2 million for the three months ended March 31, 2012 to $3.9 million for the three months ended March 31, 2013. The decrease in employer loss from operations was attributable to an increase in employer gross profit of $1.9 million offset by an increase of $0.6 million in employer operating expenses. The increase in operating expenses was primarily attributable to a $0.8 million increase in sales and marketing expense and a $0.5 million increase in general and administrative expense offset by decreases of $0.5 million in research and development expense and $0.2 million in change in fair value of contingent consideration, which is included in the employer segment. The increase in sales and marketing expense was attributable to an increase in the number of sales and marketing personnel hired to continue driving revenue growth. The increase in general and administrative expense was primarily attributed to an increase of general and administrative personnel to support our growing business. The decrease in research and development expense was primarily attributable to an increased focus on implementation of products for new individual employer customers.

Carrier income (loss) from operations decreased by $2.1 million, or 414.1%, from $0.5 million in income for the three months ended March 31, 2012 to a $1.6 million loss for the three months ended March 31, 2013. The decrease in carrier income from operations was primarily attributable to increased gross profit of $0.9 million offset by increases of $1.2 million, $1.4 million, and $0.3 million in sales and marketing, research and development, and general and administrative expenses, respectively. The increase in sales and marketing expense was primarily attributable to an increase in commissions expense due to an increase in the number of contract closings during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012. The increase in research and development expense was primarily attributable to the increased development activity related to the Marketplace product during the three months ended March 31, 2013. The increase in general and administrative expense was primarily attributable to an increase of general and administrative personnel to support our growing business.

Comparison of Years Ended December 31, 2011 and 2012

Revenue

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Software services	$65,266	94.9%	$75,988	93.0%	$10,722	16.4%
Professional services	3,517	5.1	5,751	7.0	2,234	63.5%

Total revenue	$68,783	100.0%	$81,739	100.0%	$12,956	18.8%

Revenue increased by $13.0 million, or 18.8%, from $68.8 million for the year ended December 31, 2011 to $81.7 million for the year ended December 31, 2012. Our software services revenue increased $10.7 million, or 16.4%, during the year ended December 31, 2012 as compared to the year ended December 31, 2011. This growth was primarily attributable to the addition of new customers as the number of large employer and carrier customers increased from 223 as of December 31, 2011 to 320 as of December 31, 2012. Our professional services revenue increased $2.2 million, or 63.5%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The increase in professional services revenue is primarily attributed to an increase in the number of new carrier customers requiring implementation services, as well as completion of those services during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Segment Revenue

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$15,947	23.2%	$23,760	29.1%	$7,813	49.0%
Carrier	52,836	76.8	57,979	70.9	5,143	9.7%

Total revenue	$68,783	100.0%	$81,739	100.0%	$12,956	18.8%

Our employer revenue increased $7.8 million, or 49.0%, from the year ended December 31, 2011 to the year ended December 31, 2012. This growth was primarily attributable to a $7.8 million increase in our employer software services revenue driven primarily by a 48.2% increase in the number of large employer customers using our platform as of December 31, 2012 as compared to December 31, 2011. Our carrier revenue increased $5.1 million, or 9.7%, during the year ended December 31, 2012 as compared to the year ended December 31, 2011. This growth was primarily attributable to an increase of $3.0 million in our carrier software services revenue, driven primarily by an increase in the number of products being utilized by our carrier customers, as well as by increases in the number of members using our platform during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Cost of Revenue

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Cost of revenue	$43,034	62.6%	$45,178	55.3%	$2,144	5.0%

Cost of revenue increased by $2.1 million, or 5.0%, from $43.0 million for the year ended December 31, 2011 to $45.2 million for the year ended December 31, 2012. The increase in cost of revenue was in part attributable to a $1.1 million increase in amortization expense associated with capitalized software development costs, primarily due to the impairment of certain internally developed software that we concluded would not produce expected cash flows for the remainder of its estimated useful life. Salaries and personnel-related costs increased by $0.6 million, as we increased the number of associates providing services to our expanded customer base and supporting our platform infrastructure. In addition, we experienced a $0.3 million increase in infrastructure maintenance costs to support our platform. As a percentage of revenue, cost of revenue declined from 62.6% for the year ended December 31, 2011 to 55.3% for the year ended December 31, 2012. The cost of revenue was higher in 2011 in part because of a large carrier customer implementation during that year.

Segment Gross Profit

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$5,811	36.4%	$9,499	40.0%	$3,688	63.5%
Carrier	19,938	37.7	27,062	46.7	7,124	35.7%

Gross profit	$25,749	37.4%	$36,561	44.7%	$10,812	42.0%

Employer gross profit increased by $3.7 million, or 63.5%, from $5.8 million for the year ended December 31, 2011 to $9.5 million for the year ended December 31, 2012. The increase in employer gross profit was driven by a $7.8 million, or 49.0%, increase in employer revenue, partially offset by a $4.1 million, or 40.7%, increase in employer cost of revenue. Our employer gross profit included $1.5 million and $1.9 million of depreciation and amortization for the years ended December 31, 2011 and 2012, respectively, and $0.1 million of stock-based compensation expense for each of the years ended December 31, 2011 and 2012.

Carrier gross profit increased by $7.1 million, or 35.7%, from $19.9 million for the year ended December 31, 2011 to $27.1 million for the year ended December 31, 2012. The increase in carrier gross profit was driven by a $5.1 million, or 9.7%, increase in carrier revenue and a $2.0 million, or 6.0%, decrease in carrier cost of revenue. Our carrier cost of revenue was higher in 2011 in part because of a large carrier customer implementation during that year. Our carrier gross profit included $4.7 million and $5.5 million in depreciation and amortization for the years ended December 31, 2011 and 2012, respectively. In addition, our carrier gross profit included $0.2 million and $0.1 million of stock-based compensation expense for the years ended December 31, 2011 and 2012, respectively.

Sales and Marketing

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Sales and marketing	$22,914	33.3%	$28,268	34.6%	$5,354	23.4%

Sales and marketing expense increased by $5.4 million, or 23.4%, from $22.9 million, or 33.3% of revenue, for the year ended December 31, 2011, to $28.3 million, or 34.6% of revenue, for the year ended December 31, 2012. The increase in sales and marketing expense was primarily attributable to a $4.3 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing personnel to continue driving revenue growth. The increase was also driven by a $1.2 million increase in marketing events, including the expansion of our annual One Place user and partner conference in April 2012, and additional external marketing events.

Research and Development

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Research and development	$9,397	13.7%	$15,035	18.4%	$5,638	60.0%

Research and development expense increased by $5.6 million, or 60.0%, from $9.4 million, or 13.7% of revenue, for the year ended December 31, 2011, to $15.0 million, or 18.4% of revenue, for the year ended December 31, 2012. The increase in research and development expense was primarily attributable to a $4.1 million increase in salaries and personnel-related costs associated with additional research and development headcount, as well as a $0.4 million increase in consulting expense, to accommodate increased focus on development of our products, including the incorporation of and compliance with PPACA, the development of the Benefitfocus Marketplace product, and investment of development resources in a new electronic data interchange platform. In addition we experienced a $0.7 million increase in allocated overhead related to increased depreciation and amortization and facilities costs.

General and Administrative

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
General and administrative	$5,921	8.6%	$7,577	9.3%	$1,656	28.0%

General and administrative expense increased by $1.7 million, or 28.0%, from $5.9 million, or 8.6% of revenue, for the year ended December 31, 2011, to $7.6 million, or 9.3% of revenue, for the year ended December 31, 2012. The increase in general and administrative expense was primarily attributable to a $1.4 million increase in salaries and personnel-related costs associated with an increase in general and administrative personnel to support our growing business and to prepare for our IPO.

Segment Income (Loss) From Operations

	Year Ended December 31,
	2011		2012		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$(20,226)	(126.8)%	$(19,778)	(83.2)%	$448	2.2%
Carrier	5,570	10.5	5,338	9.2	(232)	(4.2)%

Loss from operations	$(14,656)	(21.3)%	$(14,440)	(17.7)%	$216	1.5%

Employer loss from operations decreased by $0.4 million, or 2.2%, from $20.2 million for the year ended December 31, 2011 to $19.8 million for the year ended December 31, 2012. The decrease in loss from operations was primarily attributable to a $7.8 million increase in employer revenue during 2012. In addition, we recognized a $1.7 million goodwill impairment during the year ended December 31, 2011. These changes were partially offset by increases of $4.4 million and $4.1 million in sales and marketing expenses and cost of revenue, respectively. The increase in sales and marketing expenses was attributable to an increase in salaries and personnel-related costs of the sales associates who were hired in 2011 to market our solutions to employers and received a full year of salary in 2012. Commissions of our sales associates increased as a result of increased sales to new employer customers. The increase in sales and marketing expenses was also attributable to an increase in marketing events, including One Place, as well as increases attributable to other external marketing events during 2012. The increase in cost of revenue was primarily driven by a 40.0% increase in our employer client service associate headcount.

Carrier income from operations decreased by $0.2 million, or 4.2%, from $5.6 million for the year ended December 31, 2011 to $5.3 million for year ended December 31, 2012. The decrease in income from operations was primarily attributable to a $5.6 million increase in research and development expenses. The increase in research and development expense was attributable to efforts to develop and improve carrier segment-specific product enhancements. In addition, we experienced increases of $0.9 million and $0.8 million in sales and marketing and general and administrative expenses, respectively. The increase in sales and marketing expense was attributable to associates hired during 2011, who received a full year of salary in 2012. The increase in general and administrative expense was primarily attributable to increases in salaries and personnel-related costs. These increases were partially offset by an increase in carrier gross profit of $7.1 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Comparison of Years Ended December 31, 2010 and 2011

As previously mentioned, in the first quarter of 2011, we increased the estimated expected life of our customer relationships for both employer and carrier customers. This change extends the term over which we will recognize our deferred revenue. Most of our deferred revenue relates to implementation services performed for our carrier customers, which require a more extensive and lengthy implementation. In the absence of this change, each of revenue, gross profit, and segment loss from operations would have improved by $5.8 million in 2011.

Revenue

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Software services	$59,537	88.7%	$65,266	94.9%	$5,729	9.6%
Professional services	7,585	11.3	3,517	5.1	(4,068)	(53.6)%

Total revenue	$67,122	100.0%	$68,783	100.0%	$1,661	2.5%

Revenue increased by $1.7 million, or 2.5%, from $67.1 million for the year ended December 31, 2010 to $68.8 million for the year ended December 31, 2011. Our software services revenue increased $5.7 million, or 9.6%, during the year ended December 31, 2011 as compared to the year ended December 31, 2010. This growth was primarily attributable to the addition of new customers as the number of large employer and carrier customers increased from 170 as of December 31, 2010 to 223 as of December 31, 2011. This growth was offset by a $4.1 million, or 53.6%, decrease in our professional services revenue during the year ended December 31, 2011 as compared to the year ended December 31, 2010. This decrease was primarily attributable to the increase in the first quarter of 2011 in the estimated expected customer relationship period over which we recognize our implementation fees.

Segment Revenue

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$9,356	13.9%	$15,947	23.2%	$6,591	70.4%
Carrier	57,766	86.1	52,836	76.8	(4,930)	(8.5)%

Total revenue	$67,122	100.0%	$68,783	100.0%	$1,661	2.5%

Our employer revenue increased $6.6 million, or 70.4%, from the year ended December 31, 2010 to the year ended December 31, 2011. This growth was primarily attributable to a $7.0 million increase in our employer software services revenue driven primarily by a 36.9% increase in the number of large employer customers using our platform during the year ended December 31, 2011 as compared to the year ended December 31, 2010. Our carrier revenue decreased $4.9 million, or 8.5%, during the year ended December 31, 2011 as compared to the year ended December 31, 2010. This decline was attributable to decreases of $3.7 million and $1.2 million in our carrier professional services and software services revenue, respectively. The decrease in carrier professional services revenue was primarily driven by the increase in the first quarter of 2011 in the estimated expected customer relationship period over which we recognize our implementation fees. In addition, our carrier segment revenue was impacted by the uncertainty around the implementation of healthcare reform, which resulted in delayed purchasing decisions on the part of our carrier customers.

Cost of Revenue

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Cost of revenue	$39,817	59.3%	$43,034	62.6%	$3,217	8.1%

Cost of revenue increased by $3.2 million, or 8.1%, from $39.8 million for the year ended December 31, 2010 to $43.0 million for the year ended December 31, 2011. The increase in cost of revenue was primarily attributable to a $1.4 million increase in salaries and personnel-related costs, as we increased the number of associates providing services to our expanding customer base and supporting our platform infrastructure. In addition, we experienced increased implementation costs related to a large carrier customer implementation during the year ended December 31, 2011. As a percentage of revenue, cost of revenue increased from 59.3% for the year ended December 31, 2010 to 62.6% for the year ended December 31, 2011. The increase in cost of revenue as a percentage of revenue and resulting decrease in gross margin is primarily attributable to the change in estimated life of our customer relationships during the year ended December 31, 2011. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5.8 million in 2011.

Segment Gross Profit

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$2,926	31.3%	$5,811	36.4%	$2,885	98.6%
Carrier	24,379	42.2	19,938	37.7	(4,441)	(18.2)%

Gross profit	$27,305	40.7%	$25,749	37.4%	$(1,556)	(5.7)%

Employer gross profit increased by $2.9 million, or 98.6%, from $2.9 million for the year ended December 31, 2010 to $5.8 million for the year ended December 31, 2011. The increase in gross profit was driven by a $6.6 million, or 70.4%, increase in employer revenue, partially offset by a $3.7 million, or 57.6%, increase in employer cost of revenue for the year ended December 31, 2011. Our employer gross profit included $0.6 million and $1.5 million of depreciation and amortization for the years ended December 31, 2010 and 2011, respectively, and $0.1 million of stock-based compensation expense for each of the years ended December 31, 2010 and 2011.

Carrier gross profit decreased by $4.4 million, or 18.2%, from $24.4 million for the year ended December 31, 2010 to $19.9 million for the year ended December 31, 2011. The decrease in gross profit was driven by a $4.9 million, or 8.5%, decrease in carrier revenue, partially offset by a $0.5 million, or 1.5%, decrease in carrier cost of revenue for the year ended December 31, 2011. The decrease in carrier revenue and gross profit was primarily attributable to the increase in the first quarter of 2011 in the estimated expected customer relationship period over which we recognize our implementation fees, which decreased the amount of professional services revenue recognized in 2011 as compared to 2010. Our carrier gross profit included $5.3 million and $4.7 million in depreciation and amortization for the years ended December 31, 2010 and 2011, respectively. In addition, our carrier gross profit included $0.3 million and $0.2 million of stock-based compensation expense for the years ended December 31, 2010 and 2011, respectively.

Sales and Marketing

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Sales and marketing	$14,462	21.5%	$22,914	33.3%	$8,452	58.4%

Sales and marketing expense increased by $8.5 million, or 58.4%, from $14.5 million, or 21.5% of revenue, for the year ended December 31, 2010, to $22.9 million, or 33.3% of revenue, for the year ended December 31, 2011. The increase in sales and marketing expense was primarily attributable to a $5.9 million increase in salaries and personnel-related costs, as we increased the number of sales and marketing personnel to continue driving revenue growth. As a result of the increased headcount in 2011, we experienced a $0.8 million increase in overhead expenses allocated to our sales and marketing functions during the year. In addition, we experienced increases of $0.7 million and $0.3 million, respectively, in travel and recruiting costs.

Research and Development

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Research and development	$8,948	13.3%	$9,397	13.7%	$449	5.0%

Research and development expense increased by $0.4 million, or 5.0%, from $8.9 million, or 13.3% of revenue, for the year ended December 31, 2010, to $9.4 million, or 13.7% of revenue, for the year ended December 31, 2011. The increase in research and development expense was primarily attributable to a $0.3 million increase in consulting expenses related to our product development efforts.

General and Administrative

	Year Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
General and administrative	$6,144	9.2%	$5,921	8.6%	$(223)	(3.6)%

General and administrative expense decreased by $0.2 million, or 3.6%, from $6.1 million, or 9.2% of revenue, for the year ended December 31, 2010, to $5.9 million, or 8.6% of revenue, for the year ended December 31, 2011. The decrease in general and administrative expense was primarily attributable to a $0.2 million decrease in salaries and personnel-related costs during the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Segment Income (Loss) From Operations

	Years Ended December 31,
	2010		2011		Period-to-Period Change
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					Amount	Percentage
	(dollars in thousands)
Employer	$(7,036)	(75.2)%	$(20,226)	(126.8)%	$(13,190)	*
Carrier	4,787	8.3	5,570	10.5	783	16.4%

Loss from operations	$(2,249)	(3.4)%	$(14,656)	(21.3)%	$(12,407)	*

*	Not meaningful.

Employer loss from operations increased by $13.2 million from $7.0 million for the year ended December 31, 2010 to $20.2 million for year ended December 31, 2011. The increase in loss from operations was primarily attributable to a $9.0 million increase in employer sales and marketing expenses. During 2011, we increased the number of sales associates by 110.0%, resulting in a $6.1 million increase in employer sales and marketing salaries and personnel-related costs. We also experienced a $4.4 million increase in employer segment-specific research and development expenses. As a result of an increase in employer customer volume, we devoted more research and development efforts to our employer segment specific products. In addition, we recognized a goodwill impairment of $1.7 million in the year ended December 31, 2011. These changes were partially offset by a $2.9 million increase in employer gross profit, driven primarily by a $6.6 million increase in employer revenue during the year.

Carrier income from operations increased by $0.8 million, or 16.4%, from $4.8 million for the year ended December 31, 2010 to $5.6 million for the year ended December 31, 2011. The increase in income from operations was primarily attributable to decreases of $4.0 million and $0.7 million in research and development expenses and general and administrative expenses, respectively. These declines were primarily the result of the shift of our research and development efforts to products in our employer segment. Additionally, we experienced a $0.7 million decrease in marketing expenses due primarily to a realignment of promotional efforts to grow our employer business. These decreases in costs were partially offset by a decline in carrier gross profit of $4.4 million, driven by the change in estimated life of our customer relationships during the year ended December 31, 2011. In the absence of this change, each of carrier revenue, gross profit, and income from operations would have improved by $5.8 million in 2011.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances. Actual results might differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred Revenue

We derive the majority of our revenue from software services fees, which consist primarily of monthly subscription fees paid to us by our customers for access to, and usage of, our cloud-based benefits software solutions for a specified contract term. We also derive revenue from professional services which primarily include fees related to the implementation of our customers onto our platform, which typically includes discovery, configuration and deployment, integration, testing, and training.

We recognize revenue when there is persuasive evidence of an arrangement, we have provided the service, the fees to be paid by the customer are fixed and determinable and collectability is reasonably assured. We consider that delivery of our cloud-based software services has commenced once we have granted the customer access to our platform.

We generally recognize software services fees monthly based on the number of employees covered by the relevant benefits plans at contracted rates for a specified period of time once the criteria for revenue recognition described above have been satisfied. We defer recognition of our professional services fees paid by customers in connection with our software services and begin recognizing them once the services are performed and software services have commenced, ratably over the longer of the contract term or the estimated expected life of the customer relationship.

We estimate our customer relationship period based on various factors including, but not limited to, contract terms, contract extensions and renewals, customer attrition, the nature and pace of technology advancements and obsolescence, and the anticipated impact of demand, competition, and other regulatory and economic factors.

In the first quarter of 2011, we increased the estimated expected life of our customer relationships to ten years for both employer and carrier customers. This change in estimate was a result of growing demand for our software services, reduced uncertainties in the regulatory environment, and increased confidence in customer retention. This change extends the term over which we will recognize our deferred revenue. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5.8 million in 2011 and $2.8 million in 2012. Most of our deferred revenue relates to professional services performed for our carrier customers, which require a more extensive and lengthy implementation. We continue to evaluate the term over which revenue is recognized for our implementation fees as we gain more experience with customer contract renewals.

Accounts Receivable and Allowances for Doubtful Accounts

We state accounts receivable at realizable value, net of an allowance for doubtful accounts that we maintain for estimated losses expected to result from the inability of some customers to make payments as they become due. We base our estimated allowance on our analysis of past due amounts and ongoing credit evaluations. Historically, our actual collection experience has not varied significantly from our estimates, due primarily to our credit and collection policies and the financial strength of our customers.

Goodwill

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. We test goodwill for impairment at the reporting unit level annually on October 31, or more frequently if events or changes in business circumstances indicate the asset might be impaired.

When testing goodwill for impairment, we first perform an assessment of qualitative factors, including but not limited to, macroeconomic conditions, industry and market conditions, company-specific events, changes in circumstances, and after-tax cash flows. If qualitative factors indicate that it is more likely than not that the fair value of the relevant reporting unit is less than its carrying amount, we test goodwill for impairment at the reporting unit level using a two-step approach. In step one, we determine if the fair value of the reporting unit exceeds the unit’s carrying value. If step one indicates that the fair value of the reporting unit is less than its carrying value, we perform step two, determining the fair value of goodwill and, if the carrying value of goodwill exceeds the implied fair value, recording an impairment charge.

We have determined that we have two operating segments, employer and carrier. Further, we have identified that Benefit Informatics is part of our employer operating segment. To determine the fair value of our reporting units, we primarily use a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows.

Stock-Based Compensation

Stock options awarded to associates, directors, and non-associate third parties are measured at fair value at each grant date. When determining the fair market value of our common stock, we consider what we believe to be comparable publicly traded companies, discounted free cash flows, and an analysis of our enterprise value. We recognize compensation expense ratably over the requisite service period of the option award. Generally, options vest 25% on the one-year anniversary of the grant date with the balance vesting over the following 36 months. We previously granted options that vest 100% on the fifth anniversary of the grant date.

Determination of the Fair Value of Stock-Based Compensation Grants

The determination of the fair value of stock-based compensation arrangements is affected by a number of variables, including estimates of the fair value of our common stock, expected stock price volatility, risk-free interest rate, and the expected life of the award. We value stock options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Black-Scholes and other option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

The following summarizes the assumptions used for estimating the fair value of stock options granted during the periods indicated (we did not grant any options in 2011 or the three months ended March 31, 2013):

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
Assumptions:
Risk-free interest rate	1.9% - 3.2%	—	0.8% - 1.2%	1.1%	—
Expected life (in years)	6.08 - 6.58	—	6.08	6.08	—
Expected volatility	57% - 59%	—	53% - 55%	55%	—
Dividend yield	0%	—	0%	0%	—
Weighted-average grant date fair value, per share	$2.43	—	$4.24	$3.25	—

We have assumed no dividend yield because we do not expect to pay dividends in the foreseeable future, which is consistent with our past practice. The risk-free interest rate assumption is based on observed interest rates for constant maturity U.S. Treasury securities consistent with the expected life of our associate stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. We used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The list of comparable companies we used to determine expected volatility was consistent with those used to determine the corresponding fair value of our common stock at each grant date.

We based our estimate of pre-vesting forfeitures, or forfeiture rate, on our analysis of historical behavior by stock option holders. We apply the estimated forfeiture rate to the total estimated fair value of the awards, as derived from the Black-Scholes model, to compute the stock-based compensation expense, net of pre-vesting forfeitures, to be recognized in our consolidated statements of operations.

Based upon an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, the aggregate intrinsic value of outstanding options to purchase shares of our common stock as of March 31, 2013 was $         million, of which $         million related to vested options and $         million to unvested options.

Determination of the Fair Value of Common Stock on Grant Dates

Prior to this offering, we have been a private company with no active public market for our common stock. We have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation,” or the Practice Aid. We performed these valuations as of January 1, July 1, October 1, 2012, and April 1, 2013. In conducting the valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management’s estimate of our business condition, prospects, and operating performance at each valuation date. Within the valuations performed by our management, a range of factors, assumptions, and methodologies were used. The significant factors included:

•	independent third-party valuations performed contemporaneously or shortly before the grant date, as applicable;

•	the fact that we are a privately held technology company and our common stock is illiquid;

•	the nature and history of our business;

•	our historical financial performance;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock of liquidation preference rights of redeemable convertible preferred stock under different valuation scenarios;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving a liquidity event for shares of our common stock such as an IPO or a sale of our company, given prevailing market conditions, or remaining a private company; and

•	the state of the IPO market for similarly situated privately held technology companies.

The dates of our contemporaneous valuations have not always coincided with the dates of our stock-based compensation grants. In such instances, management’s estimates of the fair value of our common stock on the date of grant have been based on the most recent valuation of our shares of common stock and our assessment of additional objective and subjective factors we believed were relevant as of the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included our stage of development, our operating and financial performance, current business conditions, and the market performance of comparable publicly traded companies.

There are significant judgments and estimates inherent in these contemporaneous valuations. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an IPO or other liquidity event, and the determinations of the appropriate valuation methods. If we made different assumptions, our stock-based compensation expense, net loss, and net loss per common share could have been significantly different.

Common Stock Valuation Methodology

Probability-Weighted Expected Return Method

We utilize the probability-weighted expected return method, or PWERM, approach to allocate our equity value to our common shares. The PWERM approach employs various market, income or cost approach calculations depending on the likelihood of various liquidation scenarios. For each of the various scenarios, an equity value is estimated and the rights and preferences for each shareholder class are considered to allocate the equity value to common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between our board of directors and our management team. Under the PWERM, the value of our common stock is based on four possible future events for our company:

•	an IPO;

•	a strategic merger or sale;

•	our remaining a private company; and

•	the sale of our assets and the resulting dissolution of our company.

When determining the value of any of these four possible outcomes, we use the market and income approaches to determine the equity value of our company. These valuation methodologies are described below.

Market Approach

The market approach evaluates similar companies or transactions in the marketplace. When using the guideline company method of the market approach in determining the fair value of our common stock under the IPO scenario, we identified companies similar to our business who had recently completed IPOs and used these companies as guidelines to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. In selecting the guideline companies used in our analysis, we applied several criteria, including companies in the e-commerce platform industry, companies displaying economic and financial similarity to us in certain aspects of primary importance in the eyes of the investing public, and businesses that entail a similar degree of investment risk. When using the similar transaction methodology of the market approach in determining the fair value of our common stock under the strategic merger or sale scenario, we used publicly disclosed data from arm’s-length transactions involving similar companies to develop relationships or value measures between the prices paid for the target companies and the underlying financial performance of those companies. These value measures are then applied to our applicable operating data to create an indication of total equity value.

We used the market approach as the valuation method of determining the fair value of our common stock under the IPO and strategic merger or sale scenarios for all independent valuations. For each of the independent valuations, we performed an assessment of publicly traded comparable companies, including companies that recently completed IPOs or were recently acquired, to ensure that we had a current representative sample of guideline companies upon which to base each valuation.

Income Approach

For the income approach, we used the discounted free cash flow method, which is based on the premise that equity value as of the respective valuation date is equal to the projected future free cash flows and expected terminal value of the business, discounted by a required rate of return that investors would demand given the risks of ownership and the risks associated with achieving the stream of projected future free cash flows.

We used a combination of the market approach and the income approach in determining the fair value of our common stock under the remaining private scenario for each of our independent valuations.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2012 through the date of this prospectus, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date. We did not grant any stock options during the year ended December 31, 2011.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
January 31, 2012	201,844	$8.11	$6.80
April 9, 2012	10,000	$8.11	$6.80
July 1, 2012	12,115	$9.33	$8.79
October 1, 2012	368,500	$10.30	$9.88
April 1, 2013	5,000	$13.53	$13.53
May 8, 2013	137,000	$13.53	$13.53

For each of our new stock option grants during 2012, the exercise price exceeded the fair market value of our common stock on the date of grant. In determining the fair value of our common stock on the grant dates, our board of directors placed significant emphasis on the contemporaneous valuations performed by an independent third party, which did not consider the impact of completion of our revenue recognition customer relationship change as the available data had not yet been fully analyzed as of the time of these original valuations. These original valuations were retroactively updated to reflect the Company’s completion of its final analysis of customer relationship data available as of each valuation date and the effect of such data on the revised projected operating results taking into account the impact of our change in estimated customer relationship period.

Significant factors contributing to the determination of common stock fair value at the date of each grant were as follows:

January and April 2012 Stock Option Grants.    On January 31, 2012, our board of directors granted Mason Holland, our Executive Chairman of the Board, the authority to make grants of stock rights under our 2012 Stock Plan. Pursuant to this designated authority, Mr. Holland granted options to purchase 201,844 shares of common stock with an exercise price per share of $8.11 on January 31, 2012. In estimating the fair value of our common stock to set the exercise price of such options, we reviewed and considered a contemporaneous independent valuation report for our common stock as of January 1, 2012. The retroactively updated independent valuation report reflected a fair value for our common stock of $6.80 as of January 1, 2012.

Three months later, on April 9, 2012, when our results were similar to prior months, Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 10,000 shares of common stock with an exercise price per share of $8.11. Little had changed since the last stock option grant date and, although we finished the first quarter on plan, overall market conditions had not changed significantly. Therefore, we determined that the estimated fair value of common stock had not changed since the January 31, 2012 grants.

The primary valuation considerations in the retroactively updated independent valuation report were:

•	a discount rate of 22%, based on our estimated cost of capital; and

•	a lack of marketability discount of 27%.

The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method
IPO	50%	Market
Strategic merger or sale	30%	Market
Remain private	15%	Market / Income
Dissolution / technology sale	5%	N/A

The 50% probability for an IPO scenario reflects our consideration of the improvement in the IPO market during the last half of 2011, particularly within the technology sector and for companies of similar size and scale to us. In addition, it reflects our belief that if a liquidity event were to occur within the next 18 months, the most likely outcome would be an IPO.

July 2012 Stock Option Grants.    Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 12,115 shares of common stock with an exercise price per share of $9.33 on July 1, 2012. In estimating the fair value of our common stock to set the exercise price of such options, we reviewed and considered a contemporaneous independent valuation report for our common stock as of July 1, 2012. The retroactively updated independent valuation report reflected a fair value for our common stock of $8.79 as of July 1, 2012.

The primary valuation considerations were:

•	a discount rate of 22%, based on our estimated cost of capital; and

•	a lack of marketability discount of 21%.

The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method
IPO	50%	Market
Strategic merger or sale	30%	Market
Remain private	15%	Market / Income
Dissolution / technology sale	5%	N/A

The 50% probability for an IPO scenario reflects our consideration of the continued stability in the IPO market during the first half of 2012, particularly within the technology sector and for companies of similar size and scale to us. In addition, it reflects our belief that if a liquidity event were to occur within the next 15 months, the most likely outcome would be an IPO.

The increase in the estimated fair value of our common stock from $6.80 per share as of April 9, 2012 to $8.79 per share as of July 1, 2012 was primarily due to the following:

•	greater proximity of an anticipated IPO date;

•	increased market valuations of the guideline companies used in determining total equity value;

•	application of a higher revenue multiple used under the strategic merger scenario based on the then-current market conditions for our guideline companies to our trailing twelve-month revenue;

•	our strong operating performance during the first half of 2012, primarily attributable to revenue growth from an increase in the number of customers using our cloud-based benefits software; and

•	continued improvement in overall macroeconomic conditions.

October 2012 Stock Option Grants.    Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 368,500 shares of common stock on October 1, 2012 with an exercise price per share of $10.30. In estimating the fair value of our common stock to set the exercise price of such options as of the grant date, the board reviewed and considered a contemporaneous independent valuation report for our common stock as of October 1, 2012. The retroactively updated independent valuation report reflected a fair value for our common stock of $9.88 as of October 1, 2012.

The primary valuation considerations were:

•	a discount rate of 20%, based on our estimated cost of capital; and

•	a lack of marketability discount of 19%.

The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock were as follows:

Scenario	Probability	Valuation Method
IPO	50%	Market
Strategic merger or sale	30%	Market
Remain private	15%	Market / Income
Dissolution / technology sale	5%	N/A

The 50% probability for an IPO scenario reflects our consideration of the continued stability in the IPO market during the first three quarters of 2012, particularly within the technology sector and for companies of similar size and scale to us. In addition, it reflects our belief that if a liquidity event were to occur within the next three quarters, the most likely outcome would be an IPO.

The increase in the estimated fair value of our common stock from $8.79 per share as of July 1, 2012 to $9.88 per share as of October 1, 2012 was primarily due to the following:

•	greater proximity of anticipated IPO date;

•	increased market valuations of the guideline companies used in determining total equity value;

•

our strong operating performance during the first three quarters of 2012, primarily attributable to revenue growth from an increase in the number of customers using our cloud-based benefits software; and

•	continued improvement in overall macroeconomic conditions.

April and May 2013 Stock Option Grants.    Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 5,000 shares of common stock with an exercise price per share of $13.53 on April 1, 2013. In estimating the fair value of our common stock to set the exercise price of such options, we reviewed and considered a contemporaneous independent valuation report for our common stock as of April 1, 2013.

One month later, on May 8, 2013, when our results were similar to prior months, Mr. Holland, pursuant to his designated authority from our board, granted options to purchase 137,000 shares of common stock with an exercise price per share of $13.53. Overall market conditions had not changed significantly since the last stock option grant date. Therefore, we determined that the estimated fair value of common stock had not changed since the April 1, 2013 grant.

The primary valuation considerations were:

•	a discount rate of 17%, based on our estimated cost of capital; and

•	a lack of marketability discount of 11%.

The liquidity event scenario probabilities and valuation method used for determining the fair value of our common stock as of April 1, 2013 were as follows:

Scenario	Probability	Valuation Method
IPO	60%	Market
Strategic merger or sale	30%	Market
Remain private	10%	Market /Income

The 60% probability for an IPO scenario reflected our consideration of the continued stability in the IPO market during the fourth quarter of 2012 and the first quarter of 2013. In addition, it reflected our belief that if a liquidity event were to occur within the next three months, the most likely outcome would be an IPO. In the first quarter of 2013, we began to prepare for an initial public offering, including appointment of underwriters.

The increase in the estimated fair value of our common stock from $9.88 per share as of October 1, 2012 to $13.53 per share as of April 1, 2013 was primarily due to the following:

•	greater proximity of an anticipated IPO date;

•	greater probability of the IPO scenario, which would result in the highest return to investors;

•	increased market valuations of the guideline companies used in determining total equity value; and

•	application of a higher revenue multiple used under the strategic merger scenario based on the then-current market conditions for our guideline companies to our trailing twelve-month revenue.

As of the grant dates, which are also the service inception dates, the total unrecognized stock-based compensation expense related to the options granted on April 1, 2013, and May 8, 2013, adjusted for estimated forfeitures, was approximately $0.9 million. Stock-based compensation related to these options will be recognized over the requisite service period of four years and allocated between cost of revenue and operating expenses.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is more likely than not that the position will be sustained upon examination. We recognize potential accrued interest and penalties associated with unrecognized tax positions within our global operations in income tax expense.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through cash from operating activities, bank and subordinated debt borrowings, and private placements of redeemable convertible preferred stock. We have raised $135.5 million from the sale of redeemable convertible preferred stock to third parties.

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013
	(in thousands)
Cash provided by (used in):
Operating activities	$5,502	$4,148	$10,622	$5,608	$(628)
Investing activities	(9,725)	(5,747)	(6,308)	(1,370)	(1,258)
Financing activities	(3,636)	(711)	(467)	(2,308)	(85)

Our cash and cash equivalents at March 31, 2013 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit and money market accounts that are currently providing only a minimal return.

During 2010 and 2011, we entered into various borrowing arrangements to finance purchases of computer equipment, other fixed assets, and software and leasehold improvements. These borrowing arrangements included $2.8 million from two promissory notes which bear interest at fixed annual rates of 4.5% to 5.0% and are collateralized by certain specifically identified equipment.

During 2012, we also entered into a $6.0 million master credit facility to finance purchases of fixed assets, software and leasehold improvements. Under the terms of the credit agreement, we may borrow from time to time an aggregate, non-revolving amount not to exceed $6.0 million until November 2014. Each advance is in the form of a separate note that has an individual term of 36 months, payable in monthly principal and interest payments based on a three-year amortization schedule. Interest on each note accrues, at our choice, at one of the following options: (i) a variable rate of the then-current London Interbank Offered Rate 90 Day plus 2.50%, or (ii) a fixed rate of the then-current three year Treasury rate plus 3.25%. We may prepay all or any portion of any note without penalty at any time. We made customary affirmative and negative covenants in connection with this credit agreement. In the event of a default, including, among other things, our failure to pay any principal or interest payment when due or our uncured default in the performance or observance of any term, covenant, condition or agreement we are required to perform, the principal and interest on each outstanding note and all other amounts owed to the lender will become due and payable, and the credit agreement and our right to request advances under it will terminate immediately. The three promissory notes outstanding under the master credit facility as of March 31, 2013 each bear interest at a fixed annual rate of 3.6%. Advances under the credit agreement are collateralized by all of our accounts receivable and certain specifically identified equipment. As of March 31, 2013, approximately $0.6 million of the master credit facility was unused; however, in June 2013, the Company borrowed the remaining $0.6 million.

The following table summarizes the outstanding principal balances of our notes payable as of March 31, 2013:

Outstanding Principal Balance
(in thousands)
Hardware note	$216
Hardware and software note	989
Credit facility notes	5,060

Total	$6,265

As of June 30, 2013, the Company was not in compliance with its Net Operating Income covenant under the master credit facility. The lender has waived this covenant breach, as well as any future breaches of the Net Operating Income covenant, through August 1, 2014.

Cash Flows

Operating Activities

For the year ended December 31, 2010, our net cash provided by operating activities of $5.5 million consisted of a net loss of $2.4 million and $0.2 million of cash used to fund changes in working capital, offset by $8.1 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $6.3 million, non-cash stock compensation expense of $1.0 million and change in fair value of contingent consideration of $0.2 million. The decrease in cash resulting from changes in working capital primarily consisted of a decrease in deferred revenue of $1.5 million and a $1.1 million increase in accounts receivable, primarily driven by increased revenue during the year. These decreases were partially offset by increases in operating cash flow due to a $1.5 million increase in accounts payable and accrued expenses and a $0.5 million increase in accrued compensation and benefits resulting from an increase in the number of associates.

For the year ended December 31, 2011, our net cash provided by operating activities of $4.1 million consisted of a net loss of $14.9 million, offset by $8.6 million of cash provided by changes in working capital and $10.5 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $7.0 million, non-cash stock compensation expense of $0.7 million, the change in fair value of contingent consideration of $0.8 million and impairment of goodwill and other intangible assets of $1.7 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $9.8 million as a result of an increased number of customers prepaying for software and professional services solutions. These increases were partially offset by decreases in operating cash flow due to a $2.0 million increase in accounts receivable.

For the year ended December 31, 2012, our net cash and cash equivalents provided by operating activities of $10.6 million consisted of a net loss of $14.7 million, offset by $15.6 million of cash provided by changes in working capital and $9.8 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $8.3 million, non-cash stock compensation expense of $0.7 million and the change in fair value of contingent consideration of $0.2 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $14.7 million as a result of an increased number of customers prepaying for software and professional services solutions and an increase in accrued compensation and benefits of $3.1 million as a result of increased headcount. In addition, we experienced an increase in accounts payable and accrued expenses of $1.4 million, primarily driven by increased operating costs during the period. These increases were partially offset by a decrease in operating cash flow due to a $4.4 million increase in accounts receivable, primarily driven by increased revenue during the year as we continue to expand our operations.

For the three months ended March 31, 2012, our net cash and cash equivalents provided by operating activities of $5.6 million consisted of a net loss of $4.7 million, offset by $8.0 million of cash provided by changes in working capital and $2.3 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $1.9 million. The increase in cash resulting from changes in working capital primarily consisted of an increase in accrued compensation and benefits of $1.1 million, a decrease in accounts receivable of $1.1 million, and an increase in deferred revenue of $6.4 million. The decrease in accounts receivable from December 31, 2011 to March 31, 2012 was a result of a large contract fee billed in December 2011 and subsequently collected during the three months ended March 31, 2012. These increases were partially offset by a $0.7 million increase in prepaid expenses and other current assets.

For the three months ended March 31, 2013, our net cash and cash equivalents used in operating activities of $0.6 million consisted of a net loss of $5.6 million, partially offset by $2.6 million of cash provided by changes in working capital and $2.3 million in adjustments for non-cash items. Adjustments for non-cash items primarily consisted of depreciation and amortization expense of $1.8 million and non-cash stock based compensation expense of $0.3 million. Changes in working capital primarily consisted of an increase in accrued compensation and benefits of $3.6 million and an increase in deferred revenue of $4.0 million. These increases were partially offset by decreases in operating cash flow due to a $5.0 million increase in accounts receivable. The increase in accounts receivable was primarily attributable to a number of large contracts closed and billed during the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment and the acquisition of 100% of the net assets of Beninform, including its wholly owned subsidiary Benefit Informatics, Inc., in 2010.

For the years ended December 31, 2010, 2011 and 2012, net cash used in investing activities was $3.3 million, $5.7 million, and $6.3 million, respectively, for the purchase of property and equipment. For the year ended December 31, 2010 we also used $6.4 million in cash to acquire the net assets of Beninform.

For the three months ended March 31, 2012 and 2013, net cash used in investing activities was $1.4 million and $1.3 million, respectively, for the purchase of property and equipment.

Financing Activities

For the year ended December 31, 2010, net cash used in financing activities was $3.6 million, consisting of $4.0 million in repayments of debt and capital leases, partially offset by $0.8 million in proceeds from notes payable borrowing.

For the year ended December 31, 2011, net cash used in financing activities was $0.7 million, consisting of $2.1 million in repayments of debt and capital leases and $0.8 million in repurchases of our common stock, partially offset by $2.0 million in proceeds from notes payable borrowing and $0.1 million in cash received upon the exercise of stock options.

For the year ended December 31, 2012, net cash used in financing activities was $0.5 million, consisting of $2.4 million in repayments of debt and capital leases and $2.1 million in payments of contingent consideration related to an acquisition during the year ended December 31, 2010. These amounts were partially offset by $4.5 million in proceeds from notes payable borrowing and $0.1 million in cash received upon the exercise of stock options.

For the three months ended March 31, 2012, net cash used in financing activities was $2.3 million, primarily consisting of $1.7 million in payments of contingent consideration and $0.6 million in repayments of debt and capital leases.

For the three months ended March 31, 2013, net cash used in financing activities was $0.1 million, consisting of $1.0 million in repayments of debt and capital leases, partially offset by $0.9 million in proceeds from notes payable borrowing.

Operating and Capital Expenditure Requirements

We believe that our existing cash and cash equivalents balances and cash generated from operations, together with the available borrowing capacity under our revolving line of credit, will be sufficient to meet our anticipated cash requirements through at least the next 12 months, including expected capital expenditure requirements of approximately $4.5 million to $6.5 million. If our available cash and cash equivalents balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, non-cancelable leases for our office space and computer equipment and purchase commitments for our co-location and other support services. The following table summarizes these contractual obligations at December 31, 2012. Future events could cause actual payments to differ from these estimates.

Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Principal payments—long-term debt	$5,981	$2,420	$3,553	$8	$—
Interest payments—long-term debt	317	191	126	—	—
Operating lease obligations	40,803	3,751	7,635	8,012	21,405
Capital lease obligations	1,785	1,222	517	46	—
Purchase commitments	3,001	1,211	1,140	650	—

Total	$51,887	$8,795	$12,971	$8,716	$21,405

Subsequent to December 31, 2012, we entered into an amendment to an existing lease agreement to lease additional office space. The collective minimum lease payments under the amendment are $9.9 million. We also entered into a capital lease of fixed assets with total collective future minimum lease payments of $1.1 million.

In March 2013 and June 2013, we borrowed $0.9 million and $0.6 million, respectively, under the master credit facility.

Off-Balance Sheet Arrangements

As of March 31, 2013, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update, or ASU, 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in member’s equity. ASU 2011-05 should be applied retrospectively and is effective for annual or interim periods beginning after December 15, 2011 with early adoption permitted. We adopted ASU 2011-05 effective January 1, 2011 and retrospectively applied the provisions of ASU 2011-05 for all periods presented.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”. ASU 2011-04 represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. ASU 2011-04 is effective for fiscal years beginning after December 15, 2011. We adopted ASU 2011-04 effective January 1, 2012 and retrospectively applied the provisions of ASU 2011-04 for all periods presented.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for fiscal years beginning after December 15, 2011. We adopted ASU 2011-08 effective for the year ended December 31, 2012. The adoption of this pronouncement did not have any impact on our results of operations, financial position or cash flows.

In July 2012, the FASB issued ASU 2012-08, “Intangibles—Goodwill and Other (Topic 350); Testing Indefinite-Lived Intangible Assets for Impairment”, which is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a “qualitative” assessment to determine whether further implementation testing is necessary. The Statement is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. It is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires presentation, either on the face of the income statement or in the notes, of significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income, but only if the amounts reclassified are required to be reclassified in their entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. The Company prospectively adopted ASU 2013-02 effective January 1, 2013. The adoption of this pronouncement did not have any impact on the Company’s consolidated financial statement presentation.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we might enter into exchange rate hedging arrangements to manage the risks described below.

Interest Rate Risk

We are not subject to interest rate risk in connection with any of our outstanding borrowings, because they all bear interest at fixed rates. Any debt we incur in the future might bear interest at variable rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

BUSINESS

Overview

Benefitfocus is a leading provider of cloud-based benefits software solutions for consumers, employers, insurance carriers, and brokers. The Benefitfocus platform provides an integrated suite of solutions that enables our employer and insurance carrier customers to more efficiently shop, enroll, manage, and exchange benefits information. Our web-based platform has a user-friendly interface designed to enable the insured consumers to access all of their benefits in one place. Our comprehensive solutions support core benefits plans, including healthcare, dental, life, and disability insurance, and voluntary benefits plans, such as critical illness, supplemental income, and wellness programs. As the number of employer benefits plans has increased, with each plan subject to many different business rules and requirements, demand for the Benefitfocus platform has grown.

The Benefitfocus platform enables our customers to simplify the management of complex benefits processes, from sales through enrollment and implementation to ongoing administration. It provides consumers with an engaging, highly intuitive, and personalized user interface for selecting and managing all of their benefits via the web or mobile devices. Employers use our solutions to streamline benefits processes, keep up with complex regulatory requirements, control costs, and offer a greater variety of plans to attract, retain, and motivate their employees. Insurance carriers use our solutions to more effectively market offerings, manage billing, and improve the enrollment process. We also provide a network of over 900 benefit provider data exchange connections, which facilitates the otherwise highly fragmented interaction among employees, employers, and carriers.

We serve two separate but related market segments. Our fastest growing market segment, the employer market, consists of employers offering benefits to their employees. Within this segment, we mainly target large employers with more than 1,000 employees, of which we believe there are approximately 18,000 in the United States. In our other market segment, we sell our solutions to insurance carriers, enabling us to expand our overall footprint in the benefits marketplace by aggregating many key constituents, including consumers, employers, and brokers. We believe our presence in both the employer and insurance carrier markets gives us a strong position at the center of the benefits ecosystem. As of April 30, 2013, we served over 20 million consumers on the Benefitfocus platform. In 2012, we served 286 large employer customers, an increase from 118 in 2009, and 34 carrier customers, an increase from 28 in 2009.

We sell the Benefitfocus platform on a subscription basis, typically through annual contracts with our employer customers and multi-year contracts with our insurance carrier customers, with subscription fees paid monthly. The multi-year contracts with our carrier customers are generally only cancellable by the carrier in an instance of our uncured breach, although some of our carrier customers are able to terminate their respective contracts without cause or for convenience. Our SaaS model provides us visibility into our future operating results through increased revenue predictability, which enhances our ability to manage our business. Historically, our annual software services revenue retention rate has been in excess of 95%. Our total revenue increased from $68.8 million in 2011 to $81.7 million in 2012, representing an 18.8% year-over-year increase. Our employer revenue increased from $15.9 million in 2011 to $23.8 million in 2012, representing a 49.0% year-over-year increase. Our carrier revenue increased from $52.8 million in 2011 to $58.0 million in 2012, representing a 9.7% year-over-year increase. We had net losses of $14.9 million in 2011 and $14.7 million in 2012, and $4.7 million and $5.6 million for the three months ended March 31, 2012 and 2013, respectively. Our company was founded in 2000, and we currently employ approximately 800 associates.

Industry Background

The administration and distribution of benefits to employees is a mainstay of the U.S. economy. Providing these benefits is costly and complex and requires the exchange of information, application of rules, and transfer of funds among a wide variety of constituents, including consumers, employers, insurance carriers, brokers, benefits outsourcers, payroll processors, and financial institutions.

According to IBISWorld calculations, in 2012, the market for HR benefits administration in the United States was over $59 billion. In addition, Gartner estimates that in 2012, the U.S. insurance industry spent over $55 billion on software and related services.1

The variety and complexity of core benefits plans, including healthcare, dental, life, and disability insurance continues to grow. In addition, employers are increasingly offering a range of voluntary benefits plans, such as critical illness, supplemental income, and wellness programs. The current system for providing benefits is changing rapidly and suffers from significant inefficiency as a result of complexity, regulation, and the involvement of multiple parties, leaving room for substantial improvement along the entire benefits value chain.

Employer Market

As of 2010, according to the United States Census Bureau, there were approximately 5.7 million employers in the United States. Currently, we believe there are over 18,000 entities that employ more than 1,000 individuals. A significant and growing portion of employers’ costs is non-salary benefits, such as the health insurance that they provide to their employees. With healthcare and other premiums increasing, senior executives are prioritizing benefits administration in their organizations, searching for ways to contain costs without sacrificing benefits. In addition, the expense burden continues to shift to employees. Employees’ contributions to premiums for health insurance have grown from approximately $318 in 1999 to approximately $951 per employee in 2012. Employers recognize the importance of offering a greater variety of core and voluntary benefits as a means to attract, motivate, and retain employees. They must maintain relationships with multiple insurance carriers and many other benefits providers, placing a substantial administrative burden on their organizations.

Employers’ distribution, management, and administration of employee benefits has historically consisted of error-prone, paper-based processes, and a patchwork of customized software tools, which are costly to maintain, often lack necessary functionality, and fail to address the increasing complexity of the benefits marketplace. As benefits offerings become more complex and employees bear more of the cost of those benefits, HR software solutions that streamline information, simplify choices, and engage employees are increasingly in demand. Employees desire tailored, dynamic, and interactive communication of critical benefits information as they become accustomed to receiving personalized content through various consumer applications on a range of devices.

Legacy HR systems were generally designed as extensions of enterprise resource planning, or ERP, systems, built for back-office responsibilities like finance and accounting. As a result, these systems lack functionality and ease-of-use for employees. Many legacy HR systems were not designed to integrate with the broader benefits ecosystem, including brokers, carriers, and wellness providers. This results in expensive, error-prone, and frustrating experiences for employers and employees. Benefits outsourcers have attempted to compensate for the shortcomings of legacy HR systems, but they have generally lacked adequate technology solutions necessary to keep up with the rapidly evolving benefits landscape. As a result, employees are often not provided with the appropriate functionality and information required to select and manage their benefits effectively.

Modern technology, changing communication patterns, and a constantly evolving benefits ecosystem have changed the employee-employer relationship. HR executives continue to search for effective strategies to increase efficiency and contain costs, while increasing employee engagement and satisfaction. Employers are increasingly interested in SaaS solutions that can help capture and analyze benefits data and ultimately lead to healthier, happier, and more productive employees. In

[1]	Gartner, Forecast: Enterprise IT Spending by Vertical Industry Market, Worldwide, 1Q13 Update, United States Insurance Market Spending on Software, IT Services, and Internal Services.

order to manage the distribution and administration of benefits effectively, employers need an integrated platform, capable of handling all benefits in one place and providing a highly personalized experience for employees.

Insurance Carrier Market

The employee benefits market consists of a myriad of insurance carriers and products. According to the U.S. Bureau of Labor Statistics, the single largest benefit provided to employees in the United States is healthcare insurance, often encompassing more than 90% of all insurance benefits spending by employers. According to SNL Financial data, the U.S. private healthcare insurance market consists of approximately 313 carriers covering approximately 176 million individual consumers. Carriers provide benefits primarily through over 5.7 million U.S. employers.

Large, national insurance carriers also offer numerous individual health plans of different types, including health maintenance organizations, preferred provider organizations, point-of-service plans, and health savings accounts across the 50 states. Each carrier offers a complex variety of health insurance plans, with each plan requiring multiple decisions to address the specific needs of employers and their individual employees. Despite widespread carrier consolidation, numerous disparate systems remain in place, with many large carriers operating on multiple IT systems. Carriers often rely on manual processes and siloed software applications to bridge gaps in legacy administration systems. Even as carriers attempt to modernize and keep up with evolving industry practices and a changing regulatory landscape, they have difficulty connecting with the broader healthcare system.

The effective delivery and management of healthcare benefits depends on the timely, continuous exchange of data among carriers, their employer customers, and individual members. Legacy benefits management systems often lack important functionality such as web and mobile self-service capabilities and real-time data exchange. Critical carrier processes, including member enrollment, billing, communications, and retail marketing have often been under-optimized or neglected by legacy systems, and carriers have devoted significant internal resources to cover technology gaps. In addition, healthcare reform mandates and the rise of exchanges have increased focus on carriers’ retail distribution capabilities, which require additional investment.

Governmental oversight, punctuated with the passage of PPACA, has led to an increasingly intricate regulatory framework under which health benefits are delivered, accessed, and maintained. PPACA significantly expands insurance coverage through the individual mandate, with the goal of providing healthcare insurance to all U.S. citizens. To encourage enrollment, PPACA introduces a new distribution model in the form of healthcare exchanges—online marketplaces that allow insurance carriers to compete directly for new members. PPACA authorized the creation of publicly funded state exchanges in which individuals and small businesses can purchase health insurance directly from carriers. In addition to these federally mandated public exchanges, a number of private entities, including benefit outsourcers, carriers, and brokers are establishing their own private exchanges. We expect private exchanges will be less rigid, promoting both health and non-health benefits, with substantially fewer rules around the types of benefits offered. As insurance carriers continue to bolster their retail distribution capabilities, we believe they will require new technology solutions to attract additional members through private exchanges.

The Benefitfocus Solutions

We provide a multi-tenant cloud-based benefit platform to the employer and carrier markets. The Benefitfocus platform offers an integrated suite of software solutions that enables our customers to more efficiently shop, enroll, manage, and exchange benefits information.

We believe our solutions help employers in the following important ways:

Simplify Benefits Enrollment.    Our solutions reduce the complexity of benefits enrollment by integrating all plan information in one place and presenting it to employees in an organized and easy- to-understand manner. Employees shop and enroll using a highly intuitive and engaging consumer-oriented interface. Side-by-side comparison tools and real-time quotes enable employees to understand and compare plans and determine how much each option will cost them every month. Notifications are sent in real-time when revised plan designs or new legislation affect coverage. We create videos and use avatars to give employees straightforward explanations of plan details, limitations, changes, and cost-sharing levels.

Transition to Defined Contribution Benefits Funding Model.    Our solutions help enable employers’ ongoing shift to defined contribution plans. Defined contribution plans differ from traditional defined benefit plans as they grant employees a stipend with which to purchase benefits of their choosing. Defined contribution plans also offer more discretion and options compared to defined benefit plans. Our products support traditional defined benefit plans, allowing employees to select from a list of benefits offered by their employer, calculating required member contributions, and recording and transmitting elections and other important information to payroll. Separately, with respect to defined contribution plans, our exchange solutions help facilitate an online shopping environment with many benefits options that allows employees to select personalized benefit offerings to suit their individual needs.

Reduce Cost and Increase ROI.    Our solutions automate the benefits management process and reduce the cost associated with clerical errors and covering ineligible employees and dependents. They significantly reduce errors resulting from manual file creation, data entry, and sending enrollment materials via mail or fax. The Benefitfocus platform ensures plan information is more accurately captured and submitted in real-time. Automated audits and dependent verification functionality accurately ensure employers only pay benefits for eligible employees. Our solutions also include advanced analytics that enable employers and employees to quickly gather, report, and forecast benefit costs.

Attract, Retain, and Motivate Employees.    Our solutions help employers attract, retain, and motivate top talent by delivering benefits information through a highly intuitive and engaging user interface. The Benefitfocus platform supports more than 100 types of plans and numerous third-party apps. Our solutions enable employees to have better visibility into the value of the plans available through their employers. Employees have a better understanding of their benefits and are empowered to make informed decisions. We believe that when employees understand the value of their benefits, they are more likely to be satisfied with and engaged in their jobs.

Streamline HR Processes.    Our solutions eliminate the time-consuming and labor-intensive, often paper-based, processes associated with managing employee benefits plans, making HR professionals more efficient. Our solutions reduce the need to store paper forms and new hire enrollment packets, and provide one place to easily manage all benefits and related information. Employers and HR professionals can efficiently enroll users or update information, and communicate or make changes to plans in real-time. An intuitive user interface and a library of contextual online content explaining complex concepts and terms promote manager and employee self-service.

Integrate Seamlessly with other Related Systems.    Our solutions can be easily and securely integrated with a variety of related systems, including carrier membership and billing systems, payroll and HR systems, banks, and other third-party administrators. We provide a network of over 900 benefit provider data exchange connections. Our solutions ensure accurate paycheck deductions and real-time enrollment in a variety of benefits plans. The Benefitfocus platform supports multiple data integration methods, including event-driven transactions, real-time web services, and XML or fixed-width file-based data exchange. In addition to convenient and flexible data exchange, the Benefitfocus platform also ensures that data is secure and accurate. Our open architecture further extends our functionality by allowing third parties to develop and offer apps and services on our platform.

We believe our solutions help insurance carriers in the following important ways:

Attract and Maintain Membership.    Our solutions allow carriers to maximize sales capacity and efficiency by communicating directly with their employer customers and individual members. Carriers can track leads, generate quotes, create proposals with multiple products, and quickly follow-up with potential customers and members. The Benefitfocus platform also allows carriers to automate and integrate direct marketing, sales, underwriting, and enrollment to provide a high quality, efficient, and engaging online consumer shopping experience. Our solutions provide a library of customizable video content to deliver customized messages, reflect carrier branding, introduce new products, upsell ancillary consumer benefits, and enable consumers to navigate through complex healthcare processes to make informed decisions.

Reduce Administrative Costs.    Our solutions improve the efficiency and effectiveness of the relationship between carriers and members. The Benefitfocus platform allows carriers to automate and simplify various aspects of the benefits administration process, such as enrollment, plan changes, eligibility updates, and billing, from one centralized location. Carriers can more easily apply complex business rules that enforce data accuracy and eliminate unnecessary costs such as coverage of ineligible employees. Members are able to view consolidated online invoices and pay electronically, eliminating the cost and inefficiencies inherent in paper-based billing and reducing time associated with bill payment and collection.

Bolster Retail Distribution Capabilities Through Private Exchanges.    Our solutions help carriers respond to an evolving marketplace in which retail distribution capabilities are increasingly important to attracting and retaining new members. Our private exchange platform offers carriers a lower cost direct sales channel to employer groups and individuals. We offer the ability to sell both healthcare and non-healthcare benefit products in an online shopping environment that serves as an alternative to government-sponsored public exchanges.

Facilitate Real-Time Data Exchange.    Our solutions simplify interactions and data exchange, and foster collaboration among carriers and their partners, brokers, employer customers, and individual members. This allows carriers to rapidly tailor and offer new benefits packages.

Our Growth Strategy

We intend to strengthen our position as a leading provider of cloud-based benefits software solutions. Key elements of our growth strategy include the following:

Expand our Customer Base.    We believe that our current customer base represents a small fraction of our targeted employers and carriers that could benefit from our solutions. While we serve approximately 286 large employer customers, we believe that there are over 18,000 large employers in the United States. We also serve approximately 34 carrier customers, but, according to SNL Financial data, the U.S. private healthcare insurance market alone consists of approximately 313 carriers. In order to reach new customers in our existing employer and carrier markets, we are aggressively investing in our sales and marketing resources.

Deepen our Relationships with our Existing Customer Base.    We are deepening our employer relationships by continuing to provide a unified platform to manage increasingly complex benefits processes and simplify the distribution and administration of employee benefits. We are expanding our carrier relationships through both the upsell of additional software products and increased adoption across our carriers’ member populations. We also believe our customers will use our benefits software solutions more if they are satisfied with our services. As we extend and strengthen the functionality of products, we plan to continue to invest in initiatives to increase the depth of adoption of our solutions and maintain our high levels of customer satisfaction.

Extend our Suite of Applications and Continue our Technology Leadership.    We are extending the number, range, and functionality of our benefits applications. For example, we recently launched the new Benefitfocus Plan Shopping app, which allows employees to use actual claims data when comparing available benefits plans, helping them better understand the relationship among healthcare usage, available coverages options, and out-of-pocket costs. We have also extended the functionality of our products with various mobile applications. We intend to continue our collaboration with customers and partners, so we can respond quickly to evolving market needs with innovative applications and support our leadership position.

Further Develop our Partner Ecosystem.    We have established strong relationships with organizations such as SuccessFactors, Allstate Insurance Company, the Mayo Clinic, and others in a variety of industries to deliver best-in-class applications to our customers. Each of these partners brings additional functionality to the Benefitfocus platform, making it more attractive to customers. This in turn creates a broader audience and makes the Benefitfocus platform more attractive to potential partners. We believe that providing third-party applications to our network of employers, carriers, and consumers will help accelerate our growth, create revenue opportunities and deepen our relationships with existing customers. In support of these and other collaborations, we plan to continue to invest in our integration infrastructure to allow third parties and customers to build custom applications on the Benefitfocus platform and create deep integrations between their systems and ours.

Leverage our Corporate Culture.    We believe our culture benefits our associates and customers and supports our growth. In 2012, we published “Benefitfocus—Winning With Culture,” which includes associates’ descriptions about our culture of collaboration, commitment, opportunity, and service, and describes the environment we created to encourage technology innovation. We plan to continue to invest in our culture to help attract and retain top design and engineering professionals that are passionate about Benefitfocus and motivated to create superior software technology. With loyal and engaged associates, we believe we can provide high levels of customer satisfaction, leading to greater sales of our benefits software solutions.

Target New Markets.    We believe substantial demand for our solutions exists in markets and geographies beyond our current focus. We intend to leverage opportunities we believe will arise from the complexities of changing government regulation and increased enrollment impacting both Medicare and Medicaid. We also plan to grow our sales capability internationally by expanding our direct sales force and collaborating with strategic partners in new, international locations.

The Benefitfocus Portfolio of Products

Our portfolio of products, as summarized below, provides a seamless, integrated experience for the entire life cycle of benefits enrollment and management for insurance carriers and employers. We also provide extensive applications to help carriers and employers manage their programs more effectively.

Products and Services for Insurance Carriers	Products and Services for Employers
eEnrollment	HR InTouch
eBilling	HR InTouch Marketplace
eExchange	Benefit Informatics
eSales	Implementation Services
eDirect	HR Support Center
Marketplace	Media and Animation Services
Benefit Informatics	App Development Platform
Implementation Services	Software-Enabled Services
Media and Animation Services
App Development Platform
Software-Enabled Services

Products for Insurance Carriers

•

eEnrollment is our flagship product for carriers, providing them with online enrollment for all types of benefits. We designed eEnrollment to enhance our users’ experience by presenting information in a user-friendly format and integrating educational videos, and plan comparison and decision support tools to help navigate the enrollment process. In addition to helping customers find suitable plans, eEnrollment supports complex business rules, such as eligibility and rating criteria. eEnrollment facilitates the following activities:

•

Initial Enrollment.    Employees and brokers can complete applications and health statements prior to making elections. Once the selection occurs, eEnrollment automatically calculates group numbers, finalizes benefit elections, and sends the data to the insurance carriers’ membership systems.

•	Open Enrollment. eEnrollment simplifies open enrollment by providing tools to map employees from one plan to another, such as workflow, to-do lists, e-mail reminders, and a wide range of reports.

•

New Hire Enrollment.    New hires can enroll in benefits anytime during their initial enrollment period. eEnrollment calculates wait periods and effective dates automatically to ensure compliance with the employers’ business rules.

•

Life Events.    Employees can make changes to their elections for specific reasons, including a birth, marriage, and military leave. eEnrollment calculates effective dates and helps employees understand what types of coverage changes are permitted with each type of life event.

•

eBilling is an electronic invoice presentment and payment solution, or EIPP. It consolidates invoices from multiple insurance products so employers and individuals receive one invoice that can be viewed and paid electronically. eBilling automates the synchronization of billing and membership data to improve the accuracy of billing processes and provides options to simplify bill payment, such as scheduled one-time and/or recurring payments.

•

eExchange is a solution that bridges the communication gap between carrier and employer systems, allowing a seamless exchange of data between the two. Our customers use eExchange to integrate data from multiple systems, convert data from one format to another, and manage the flow of employee data between carriers and employers.

•

eSales gives carriers and brokers tools to organize and proactively manage accounts, track leads, generate quotes, and create proposals for multiple products. eSales allows carriers to define their own market segments and configure them with unique workflows and business rules. It also enables greater data accuracy by automatically incorporating updated products, options and pricing for the most current rates and quotes. Carriers purchase eSales to increase productivity in their sales force.

•

eDirect provides a high quality online retail experience for carriers to sell policies directly to individuals. eDirect integrates direct marketing, pricing, sales, and enrollment into one product. eDirect provides an interactive, user-friendly experience for customers during the shopping and enrollment process and offers side-by-side comparisons, videos, and other educational materials to help customers understand the options available to them.

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Marketplace is an online shopping environment, sometimes referred to as an exchange, that allows customers to select from a variety of benefits plan choices to suit their individual needs. Marketplace supports the shift toward defined contribution benefits plans, which are increasing in popularity. Marketplace provides consumer-centric experiences focused on personalization, and integrates social tools to help drive informed choices while selecting benefits. It also includes features to track plans and compare pricing and features across multiple benefit plans.

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Benefit Informatics is our data analytics solution for use by carriers and their self-insured employer customers. Benefit Informatics is a privately-labeled analytics solution that helps carriers and their self-insured employers identify cost drivers, recognize trends, and predict future risks and costs. Additional analytical capabilities help create “what-if” scenarios to model different variables, such as co-pay, deductibles, benefits, inflation, and member populations.

Products for Employers

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HR InTouch supports online enrollment, employee communication, benefit education and administration for all types of benefits. The product is designed to increase participation, simplify enrollment, and improve communication between HR departments and their employees. HR InTouch provides a personalized enrollment to-do list that guides employees through each benefit decision with educational videos, avatars, cost trackers, and reminders from the HR team throughout the enrollment process. HR InTouch enables employees to review each step in the enrollment process and electronically sign-off when it is complete.

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HR InTouch Marketplace creates a private exchange environment for large employers who offer defined contribution plans. In one cohesive, engaging workflow, HR InTouch Marketplace presents employees with all of the plans their employers offer. Employees who need extra assistance can access avatars, animated videos, and live chat sessions as they explore their benefit options. As employees shop for the plans that best fit their individual needs, a virtual shopping cart keeps a running tally of the employers’ defined contribution in addition to the employees’ out-of-pocket costs. If employees choose to purchase more coverage on their own, they can easily view and pay their bills in the HR InTouch Marketplace.

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Benefit Informatics is our data analytics solution that helps employers make more informed, data-driven decisions about their benefits offerings. This product aggregates benefit cost and claims data from relevant sources and allows customers to analyze, forecast, and monitor costs. Benefit Informatics enables employers and their advisors to identify cost drivers, recognize trends, and predict future risks and costs. Additional analytical capabilities create “what-if” scenarios to model different variables, such as co-pays, deductibles, benefits, inflation, and member populations.

Professional Services and Customer Support

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Implementation Services.    We provide implementation services to our customers in order to help ensure seamless deployment and effective utilization of our solutions. Our carrier and employer implementation teams follow a five-step approach for each implementation:

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Discovery, including project planning and coordination to establish key milestones, documenting business and technical requirements, establishing a deployment strategy, and planning operational and market adoption activities.

•	Configuration and deployment, including configuring products to meet requirements identified during discovery, and defining needs for data exchange, payroll integration, and file transfer protocol.

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Integration, including connecting the Benefitfocus platform functionality to a customer’s currently existing systems, such as carrier membership and billing, payroll and HR systems, employee communications, intranets, and others.

•	Testing, including testing of various scenarios and uses cases, inbound and outbound payroll integration, and regression testing.

•	Training and technical support, including sessions to learn how to implement and access our products.

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HR Support Center.    We provide employers with expanded support services where our benefits specialists help customers’ employees understand benefit offerings, navigate the enrollment process, and find answers to frequently asked HR questions. Our HR Support Center provides employees with personalized, guided support. Additional services, such as fulfillment, dependent verification, and HR administration, are available to meet unique organizational needs.

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Media and Animation Services.    We create video and animated content that can be licensed within our applications or independently for distribution via client portals or websites. Benefitfocus provides a comprehensive video library and also can produce custom videos to meet specific communication requirements of its carrier and employer customers. Our staff of executive producers, project managers, writers, graphic designers, editors, and on-camera talent guide customers through the process from concept development to delivery. Benefitfocus hosts videos, eliminating the need for additional investments or internal IT resources by our customers. In addition, we incorporate our customers’ unique branding to provide a seamless extension of corporate websites and messaging.

Partner Offerings

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App Development Platform.    We allow our partners and customers to develop custom apps that integrate directly with HR InTouch. HR professionals can easily work with external data and services through the same platform they are using to manage their benefits. Apps are organized into the following categories: voluntary benefits, health and wellness, benefits administration, finance, and communication. Representative apps include the Mayo Clinic App, which provides access to customizable health assessments, disease management tools, and a 24/7 nurse line, and the LifeLock App, which allows employees to purchase identity theft protection when they are enrolling in other benefit programs.

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Software-Enabled Services.    In addition to our app development platform, the open and flexible nature of our software architecture allows us to build deeper integrations with partner organizations and offer custom services in response to customer demand. Some examples include:

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SuccessFactors provides employee performance management solutions. We partnered with them to create a full HR and benefits management suite that combines employee talent, profile, and core HR information to help drive employee onboarding, promotion, and development. The SuccessFactors suite of products provides an enterprise-class system of record, as well as powerful analytics and intuitive tools.

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WageWorks supports benefits such as health savings accounts, flexible spending accounts, and health reimbursement programs, as well as commuter benefits, direct billing, and COBRA, through a single sign-on from our platform.

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Spectra Integration provides print fulfillment services which enable customers to send employee information via mail to educate their workforce about benefit offerings, total compensation statements, and communication campaigns.

Customers

Our customers include employers of all sizes across a variety of industries and some of the nation’s largest insurance carriers and aggregators. Following is a list of some of our significant employer and carrier customers.

Employer Customers	Carrier Customers

Bon Secours Health System, Inc.

Brooks Brothers Group, Inc.

Columbia Sportswear Company

Fender Musical Instruments Corporation

Morganite Industries Inc.

The Wet Seal, Inc.

UFCW TFO-Employers Benefit Plan of Northern California Group Administration, LLC

Vangent, Inc.

Aetna Life Insurance Company Allstate Insurance Company Blue Cross and Blue Shield of Kansas City BlueCross and BlueShield of South Carolina Tufts Associated Health Plans, Inc. WellPoint, Inc.

During the year ended December 31, 2012, Aetna Life Insurance Company represented 10.5% of our total revenue and no other customer accounted for more than 10.0% of our total revenue.

Sales and Marketing

We sell substantially all of our software solutions through our direct sales organization. Our direct sales team comprises employer-focused and carrier-focused field sales professionals who are organized primarily by geography and account size.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and strategic relationships. Our marketing programs target HR, benefits, and finance executives, technology professionals, and senior business leaders. Our principal marketing programs include:

•	use of our website to provide application and company information, as well as learning opportunities for potential customers;

•	territory development representatives who respond to incoming leads and convert them into new sales opportunities;

•	participation in, and sponsorship of, user conferences, executive events, trade shows and industry events, including our annual user and partner conference, One Place;

•	integrated marketing campaigns, including direct email, online web advertising, blogs and webinars; and

•	public relations, analyst relations and social media initiatives.

Technology Infrastructure and Operations

As an enterprise cloud software vendor, we have always deployed our solutions using a SaaS model. Our customers access our software via the web or mobile devices, rather than by installing software on their premises. Through our multi-tenant platform, our customers access a single instance of our software with multiple possible configurations enabled by our metadata-driven framework. The multi-tenant approach provides significant operating leverage and improved efficiency as it helps us to reduce our fixed cost base and minimize unused capacity on our hardware. In addition, our software architecture gives us an advantage over vendors of legacy systems, who may be using a less flexible architecture that would require significant time and expense to update.

We host our applications and serve all of our customers from two redundant data centers in separate locations. We rely on third-party vendors to operate these data centers, which are designed to host mission-critical computer systems and have industry-standard measures in place to minimize service interruptions. Our technical operations staff manages the technology stacks supporting the Benefitfocus platform and uses automated monitoring tools throughout our system to detect unusual events or malfunctions that could interfere with our customers’ or partners’ use of the Benefitfocus platform. We monitor application health by verifying that all applications, interfaces and supporting middleware are operational. If our monitoring tools detect a problem, they notify our technical operations staff, who responds immediately to diagnose and resolve the problem. We take the security of our data and our systems very seriously, and we focus on minimizing the risk of vulnerabilities in our system at every level of software design and system and network administration.

Compliance and Certifications

We voluntarily obtain third-party security examinations relating to security and data privacy. Statement on Standards for Attestation Engagements, or SSAE, No. 16 (Reporting on Controls at a Service Organization) replaced SAS-70 Type II examinations as the authoritative standard for reporting on service organizations. An independent third-party auditor conducts our SSAE examination every 12 months and addresses, among other areas, our physical and environmental safeguards for production data centers, data availability and integrity procedures, change management procedures, and logical security procedures.

We also obtain independent third-party audit opinions related to security and data privacy annually. Service Organization Controls, or SOC, reports are covered under SSAE No. 16. Benefitfocus obtains an SOC 1 Type II, SOC 2 Type II, and SOC 3 report. The SOC 1 report includes a third-party assessment and opinion on internal controls over financial reporting. The SOC 2 and SOC 3 reports are based on a set of standards related to security with a focus on internal controls related to unauthorized physical and logical access to systems and data.

On an annual basis, we complete an internal audit of compliance against the Payment Card Industry Data Security Standards, or PCI-DSS, applicable to Level 2 service providers. These standards focus on application and network security controls for companies that transmit and store credit card data on behalf of clients. Benefitfocus meets PCI compliance requirements as a Level 2 service provider and submits its Service Assessment Questionnaire Part D documenting this assessment to the four major credit card brands annually.

In addition to PCI-DDS, Benefitfocus meets all applicable security requirements required by the National Automated Clearinghouse Association, or NACHA, for third-party service providers, as well as all requirements for Covered Entities as required by HIPAA. We validate both NACHA and HIPAA compliance annually through internal audits.

As a response to concerns about the adequacy of data privacy laws in the United States, the U.S. Department of Commerce, in consultation with the European Commission, developed a “Safe Harbor” framework. The European Commission has agreed to consider that a self-certifying company provides “adequate” data privacy protection, as required by the European Data Protection Directive. We are in the process of self-certifying to the Safe Harbor framework on an annual basis, making it easier for our customers based in Europe or with offices or employees in Europe to store their data with us.

Competition

While we do not believe any single competitor offers similarly expansive software solutions, we face competition from various sources, many of which have greater resources than us. Competition in our employer segment includes:

•	ERP software companies, including SAP, Oracle (PeopleSoft) and Infor (Lawson), each offering a cloud-based benefits administration software solution;

•	HR outsourcing companies, including Aon/Hewitt and Towers Watson, both of which have recently launched benefits exchange solutions;

•	payroll service providers, including ADP and Paychex, both of which have expanded their core payroll services to include some form of cloud-based benefits administration services; and

•	various niche software vendors.

Competitors in our carrier segment include:

•	insurance carriers that have invested in internally developed benefit management solutions;

•	member services companies, including those providing web-based subscriber enrollment and claims adjudication services, such as Trizetto and DST Health Solutions; and

•	various niche software vendors.

We believe that competition for benefits software and services is based primarily on the following factors:

•	capability for customization through configuration, integration, security, scalability, and reliability of applications;

•	competitive and understandable pricing;

•	breadth and depth of application functionality;

•	size of customer base and level of user adoption;

•	extensive data exchange network;

•	cloud-based delivery model;

•	dynamic communication capabilities with contextual media, animation, and acknowledgement tools;

•	ability to integrate with legacy enterprise infrastructures and third-party applications;

•	domain expertise in benefits and healthcare consumerism;

•	extensive base of rules and event-driven benefit eligibility and enrollment;

•	accessible on any browser or mobile device;

•	modern and adaptive technology platform;

•	access to third-party apps;

•	clearly defined implementation timeline;

•	customer-branding and styling; and

•	ability to innovate and respond to customer and legislative needs rapidly.

We believe that we compete effectively based upon all of these criteria, and that we are likely to continue to retain a high percentage of our customers. Nonetheless, we believe that the increasing acceptance of automated solutions in the healthcare marketplace and the adoption of more sophisticated technology and legislative reform will result in increased competition, including potentially from large software companies with greater resources than ours. Other companies might develop superior or more economical service offerings that our customers could find more attractive than our offerings. Moreover, the regulatory landscape might shift in a direction that is more strategically advantageous to competitors.

Research and Development

Our ability to compete depends, in large part, on our continuous commitment to rapidly introduce new applications, technologies, features, and functionality. We deliver multiple software releases per year, updating the Benefitfocus platform to leverage advances in cloud computing, mobile applications, and data management. Our research and development team is responsible for the design and development of our applications. We follow state-of-the-art practices in software development using modern programming languages, data storage systems, and other tools. We use both commercial and open source products, following a “best tool for the job” philosophy in product selection. Our software has a multi-tiered architecture that ensures flexibility to add or modify features quickly in response to changing market dynamics, customer needs, or regulatory requirements.

Our research and development expenses were $8.9 million, $9.4 million, and $15.0 million for the years ended December 31, 2010, 2011, and 2012, respectively.

Intellectual Property

We rely on a combination of patent, trade secret, copyright, and trademark laws, license agreements, confidentiality procedures, confidentiality and nondisclosure agreements, and technical measures to protect the intellectual property used in our business. We generally enter into confidentiality and nondisclosure agreements with our associates, consultants, vendors, and customers. We also seek to control access to and distribution of our software, documentation, and other proprietary information.

We use numerous trademarks for our products and services, and “Benefitfocus,” “HR InTouch,” “HR InTouch Marketplace,” “All Your Benefits. One Place.,” and “Shop. Enroll. Manage. Exchange.” are registered marks of Benefitfocus in the United States. Through claimed common law trademark protection, we also protect other Benefitfocus marks which identify our services, such as Benefitfocus eEnrollment, Benefitfocus eBilling, Benefitfocus eExchange, and Benefitfocus eSales, and we have reserved numerous domain names, including “benefitfocus.com”. We also have registered trademarks and pending trademark applications in foreign jurisdictions such as Australia, Canada, India, Ireland, New Zealand, South Africa, and the United Kingdom.

We have been granted one U.S. patent (utility patent) and have five U.S. patent applications (all for utility patents) pending. Our patent, which protects specified systems and methods for the automatic creation of agent-based systems, was issued in April 2013 and will not expire until May 2030. We also have 21 pending patent applications under foreign jurisdictions and treaties, such as Australia, Canada, China, Hong Kong, India, Japan, Taiwan, the European Patent Convention, and the Patent Cooperation Treaty.

We also rely on certain intellectual property rights that we license from third parties. Although we believe that alternative technologies are generally available to replace such licenses, these third-party technologies may not continue to be available to us on commercially reasonable terms.

Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our applications are more essential to establishing and maintaining our technology leadership position.

The steps we have taken to protect our copyrights, trademarks, and other intellectual property may not be adequate, and the potential exists that third parties could infringe, misappropriate, or misuse our intellectual property. If this were to occur, it could harm our reputation and adversely affect our competitive position or operations. In addition, laws of other jurisdictions may not protect our intellectual property and proprietary rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized use of our proprietary and intellectual property rights may increase as our company expands outside of the United States.

Government Regulation

Introduction

The employee benefits industry is required to comply with extensive and complex U.S. laws and regulations at the federal and state levels. Although many regulatory and governmental requirements do not directly apply to our business, our customers are required to comply with a variety of U.S. laws, and we may be impacted by these laws as a result of our contractual obligations. For many of these laws, there is little history of regulatory or judicial interpretation upon which to rely. We have attempted to structure our operations to comply with applicable legal requirements, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives.

Requirements of PPACA

Our business could be affected by changes in healthcare spending. In March 2010, the President signed into law PPACA. As enacted, PPACA will change how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced Medicare program spending and insurance market reforms. By January 2014, PPACA requires states to expand Medicaid coverage significantly and establish health insurance exchanges to facilitate the purchase of health insurance by individuals and small employers and provides subsidies to states to create non-Medicaid plans for certain low-income residents.

Although numerous lawsuits challenged the constitutionality of PPACA, the U.S. Supreme Court on June 28, 2012, upheld the constitutionality of PPACA except for provisions that would have allowed HHS to penalize states that did not implement the Medicaid expansion with the loss of existing federal Medicaid funding. While many of the provisions of PPACA will not be directly applicable to us, PPACA, as enacted, might affect the business of many of our customers. Carriers and large employers might experience changes in the numbers of individuals they insure as a result of Medicaid expansion and the creation of state and national exchanges, though it is unclear how many states will decline to implement the Medicaid expansion or adopt state-specific exchanges. Although we are unable to predict with any reasonable certainty or otherwise quantify the likely impact of PPACA on our business model, financial condition, or results of operations, changes in the business of our customers and the number of individuals they insure may negatively impact our business.

Requirements Regarding the Confidentiality, Privacy and Security of Personal Information

HIPAA and Other Privacy and Security Requirements. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal health information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information and require the implementation of administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Health plans, healthcare clearinghouses and most providers are considered by the HIPAA regulations to be Covered Entities. With respect to our operations as a healthcare clearinghouse, we are directly subject to the Privacy Standards and the Security Standards. In addition, our carrier customers, or payors, are considered to be Covered Entities and are required to enter into written agreements with us, known as Business Associate Agreements, under which we are considered to be a Business Associate and that require us to safeguard individually identifiable health information and restrict how we may use and disclose such information. Effective February 2010, ARRA extended the direct application of some provisions of the Privacy Standards and Security Standards to us when we are functioning as a Business Associate of our Covered Entity customers. The Privacy Standards extensively regulate the use and disclosure of individually identifiable health information by Covered Entities and their Business Associates. For example, the Privacy Standards permit Covered Entities and their Business Associates to use and disclose individually identifiable health information for treatment and to process claims for payment, but other uses and disclosures, such as marketing communications, require written authorization from the individual or must meet an exception specified under the Privacy Standards. The Privacy Standards also provide patients with rights related to understanding and controlling how their health information is used and disclosed. Effective February 2010 or later (in the case of restrictions tied to the issuance of implementing regulations), ARRA imposed stricter limitations on certain types of uses and disclosures, such as additional restrictions on marketing communications and the sale of individually identifiable health information. To the extent permitted by the Privacy Standards, ARRA and our contracts with our customers, we may use and disclose individually identifiable health information to perform our services and for other limited purposes, such as creating de-identified information. Determining whether data has been sufficiently de-identified to comply with the Privacy Standards and our contractual obligations may require complex factual and statistical analyses and may be subject to interpretation. The Security Standards require Covered Entities and their Business Associates to implement and maintain administrative, physical and technical safeguards to protect the security of individually identifiable health information that is electronically transmitted or electronically stored.

If we are unable to properly protect the privacy and security of health information entrusted to us, we could be found to have breached our contracts with our customers. Further, if we fail to comply with the Privacy Standards and Security Standards while acting as a Covered Entity or Business Associate, we could face civil and criminal penalties. ARRA significantly increased the amount of the civil penalties to up to $50,000 per violation for a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. Recently, the U.S. Department of Health and Human Services Office for Civil Rights, which enforces the Security Standards and Privacy Standards, appears to have increased its enforcement activities. ARRA also strengthened the enforcement provisions of HIPAA, which may result in further increases in enforcement activity. For example, as required by ARRA, HHS is completing a pilot program involving audits of up to 115 Covered Entities by the end of 2012. ARRA also authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. We have implemented and maintain policies and processes to assist us in complying with the Privacy Standards, the Security Standards and our contractual obligations. We cannot provide assurance regarding how these standards will be interpreted, enforced or applied to our operations.

Data Protection and Breaches.    In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals. In many cases, these laws are limited to electronic data, but states are increasingly enacting or considering stricter and broader requirements. Covered Entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days of discovery of the breach by a Covered Entity or its agents. Notification must also be made to HHS and, in certain circumstances involving large breaches, to the media. Business Associates must report breaches of unsecured protected health information to Covered Entities within 60 days of discovery of the breach by the Business Associate or its agents. The Federal Trade Commission, or FTC, has prosecuted some data breach cases as unfair and deceptive acts or practices under the Federal Trade Commission Act. Further, by regulation, the FTC requires creditors, which may include some of our customers, to implement identity theft prevention programs to detect, prevent and mitigate identity theft in connection with customer accounts. Although Congress passed legislation that restricts the definition of “creditor” and exempts many health providers from complying with this rule, we may be required to apply additional resources to our existing processes to assist our affected customers in complying with this rule. We have implemented and maintain physical, technical and administrative safeguards intended to protect all personal data and have processes in place to assist us in complying with all applicable laws and regulations regarding the protection of this data and properly responding to any security breaches or incidents. However, we cannot be sure that these safeguards are adequate to protect all personal data or assist us in complying with all applicable laws and regulations regarding the protection of personal data and responding to any security breaches or incidents.

Other Requirements.    In addition to HIPAA, numerous other U.S. state and federal laws govern the collection, dissemination, use, access to and confidentiality of individually identifiable health information and healthcare provider information. Some states also are considering new laws and regulations that further protect the confidentiality, privacy and security of medical records or other types of medical information. In many cases, these state laws are not preempted by the Privacy Standards and may be subject to interpretation by various courts and other governmental authorities. Further, Congress and a number of states have considered or are considering prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the United States.

HIPAA Administrative Simplification

HIPAA also mandated a package of interlocking administrative simplification rules to establish standards and requirements for the electronic transmission of certain healthcare claims and payment transactions. These regulations are intended to encourage electronic commerce in the healthcare industry and apply directly to Covered Entities. Some of our businesses, including our healthcare clearinghouse operations, are considered Covered Entities under HIPAA and its implementing regulations.

Transaction Standards.    The standard transaction regulations established under HIPAA, or Transaction Standards, mandate certain format and data content standards for the most common electronic healthcare transactions, using technical standards promulgated by recognized standards publishing organizations. These transactions include healthcare claims, enrollment, payment and eligibility. The Transaction Standards are applicable to that portion of our business involving the processing of healthcare transactions among payors, providers, patients and other healthcare industry constituents. Failure to comply with the Transaction Standards may subject us to civil and potentially criminal penalties and breach of contract claims. The CMS is responsible for enforcing the Transaction Standards.

Payors who are unable to exchange data in the required standard formats can achieve Transaction Standards compliance by contracting with a clearinghouse to translate between standard and non-standard formats. As a result, use of a clearinghouse has allowed numerous payors to establish compliance with the Transaction Standards independently and at different times, reducing transition costs and risks. In addition, the standardization of formats and data standards envisioned by the Transaction Standards has only partially occurred. However, PPACA requires HHS to establish operating rules to promote uniformity in the implementation of each standardized electronic transaction. PPACA sets forth a schedule with staggered deadlines for the development of and compliance with operating rules for the other standardized electronic transactions, with all operating rules finalized and requiring compliance by December 31, 2015. On June 30, 2011, HHS released an interim final rule that would require health plans, healthcare clearinghouses, and certain healthcare providers to implement operating rules for two electronic transactions, relating to whether a patient is eligible for healthcare coverage and the status of claims submitted to an insurer, by January 1, 2013. Under PPACA, payors and service contractors of payors, including, in some cases, us, will be required to certify compliance with these standards to HHS. The compliance date for the certification requirement depends on the type of transaction, with the earliest certification required by December 31, 2013.

We cannot provide assurance regarding how the CMS will enforce the Transaction Standards. We continue to work with payors, healthcare information system vendors and other healthcare constituents to implement fully the Transaction Standards.

In January 2009, CMS published a final rule adopting updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. A separate final rule also published by CMS in January 2009 resulted in changes to the formats to be used for electronic transactions, known as Version 5010. The use of Version 5010 became mandatory on January 1, 2012, but CMS delayed enforcement until July 1, 2012. The use of the ICD-10 code sets is required by October 1, 2013, but HHS has published a proposed rule that would extend this deadline by one year. We have been modifying and will continue to modify our systems and processes to prepare for and implement these changes. We may not be successful in responding to these changes, and any responsive changes we make to our transactions and software may result in errors or otherwise negatively impact our service levels. We also may experience complications related to supporting customers that are not fully compliant with the revised requirements as of the applicable compliance and/or enforcement date. In addition, the compliance dates for ICD-10 code sets may overlap with the adoption of the operating rules as mandated by PPACA, which may further burden our resources.

Health Plan and Other Entity Identifiers.    HHS has promulgated regulations implementing the establishment of a unique health plan identifier, or HPID. Similar to a provider’s national provider identifier, the HPID provides an identification system for health plans to use for electronic transactions. HHS has also promulgated regulations implementing another entity identifier, or OEID, that serves as an identifier for entities that are not health plans, health care providers or individuals. These other entities, which include third-party administrators, transaction vendors, and clearinghouses, are not required to obtain an OEID, but they could obtain and use one if they needed to be identified in standardized transactions. The impact of the HPID and OEID process on our business is unclear at this time.

Financial Services Related Laws and Rules

Financial services and electronic payment processing services are subject to numerous laws, regulations and industry standards, some of which might impact our operations and subject us, our vendors and our customers to liability as a result of the payment distribution and processing solutions we offer. Although we do not act as a bank, we offer solutions that involve banks, or vendors who contract with banks and other regulated providers of financial services. As a result, we might be impacted by banking and financial services industry laws, regulations and industry standards, such as licensing requirements, solvency standards, requirements to maintain the privacy and security of nonpublic personal financial information and Federal Deposit Insurance Corporation deposit insurance limits. In addition, our patient billing and payment distribution and processing solutions might be impacted by payment card association operating rules, certification requirements and rules governing electronic funds transfers. If we fail to comply with applicable payment processing rules or requirements, we might be subject to fines and changes in transaction fees and may lose our ability to process credit and debit card transactions or facilitate other types of billing and payment solutions. Moreover, payment transactions processed using the ACH are subject to network operating rules promulgated by the National Automated Clearing House Association and to various federal laws regarding such operations, including laws pertaining to electronic funds transfers, and these rules and laws might impact our billing and payment solutions. Further, our solutions might impact the ability of our payor customers to comply with state prompt payment laws. These laws require payors to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” to be paid within a specified time frame.

Legal Proceedings

From time to time, we might become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

Facilities

As of March 31, 2013, our corporate headquarters occupied approximately 65,000 square feet in a facility on the Daniel Island Executive Center campus in Charleston, South Carolina under a lease expiring in 2021, and we had a second facility on the Daniel Island Executive Center campus that occupied approximately 78,000 square feet under a lease expiring in 2024. As of March 31, 2013, we also leased facilities in Greenville, South Carolina, San Francisco, California, and Tulsa, Oklahoma.

We believe that our current facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities as we add associates or expand our geographic markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Employees

As of March 31, 2013, we had approximately 700 full-time associates, or employees, including approximately 320 engaged in technology development and deployment. None of our associates is represented by a labor union and we consider our current relations with our associates to be good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of May 31, 2013:

Name	Age	Position
Shawn A. Jenkins(1)	45	President and Chief Executive Officer, Director
Mason R. Holland, Jr.(1)(2)(3)	48	Executive Chairman, Director
Milton A. Alpern	61	Chief Financial Officer and Secretary
Andrew L. Howell	46	Chief Operating Officer
Donald Taylor	52	Chief Technology Officer
Joseph P. DiSabato	46	Director
Ann H. Lamont(2)(3)	56	Director
Francis J. Pelzer V(1)(2)(3)	42	Director
Raheel Zia	41	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Shawn A. Jenkins—President, Chief Executive Officer, and Director

Shawn Jenkins, one of our founders, has been our President and Chief Executive Officer and a member of our board of directors since our founding in June 2000. Prior to founding Benefitfocus, from 1995 to 2000, he served as Vice President with American Pensions, Inc., leading sales, operations, and technology. From 1994 to 1995, Mr. Jenkins was a program analyst with Rockwell Automation, Inc. Mr. Jenkins serves on the Advisory Board for the School of Computing at Clemson University, Medical University of South Carolina Foundation Board of Directors, College of Charleston Board of Governors, and Charleston Southern University Board of Visitors. He previously served as Chairman of the Growing Forward Campaign for the Lowcountry Food Bank. Mr. Jenkins received an M.B.A. from Charleston Southern University and a B.A. from Geneva College in Beaver Falls, Pennsylvania.

Among other experience, qualifications, attributes and skills, we believe Mr. Jenkins’ perspective as one of our founders and as a large stockholder, his extensive leadership and experience as our Chief Executive Officer since our founding, his knowledge of our operations, and oversight of our sales organization bring to our board critical strategic planning and operational leadership that qualify him to serve as one of our directors.

Mason R. Holland, Jr.—Executive Chairman of the Board

Mason Holland, one of our founders, has been our Executive Chairman and a member of our board of directors since our founding in June 2000. He is responsible for the coordination of strategic partnerships with industry leaders and client relations. Mr. Holland founded American Pensions, Inc. in 1988, serving as its Chairman and President from 1988 to 2003. Mr. Holland’s other ventures have included establishing Holland Properties, LLC, a real estate development firm, in 1989, and acquiring Eclipse Aerospace, Inc., a jet aircraft manufacturer, in May 2009, for which he serves as Chairman and Chief Executive Officer. Mr. Holland attended Old Dominion University in Norfolk, Virginia.

We believe Mr. Holland brings to our board of directors valuable perspective and experience as our Executive Chairman and one of our founders and as a large stockholder, as well as knowledge of the benefits industry and experience managing and directing companies through various stages of development, all of which qualify him to serve as one of our directors.

Milton A. Alpern—Chief Financial Officer

Milt Alpern has served as our Chief Financial Officer since January 2012. Prior to joining Benefitfocus, from April 2008 to December 2011, he was the Chief Financial Officer for ITA Software, Inc., a software-as-a-service, or SaaS, provider of technology solutions to the travel industry, which was acquired by Google in 2011, where he was responsible for leading all financial and administrative functions for the company. Prior to ITA Software, from 2003 to 2008, Mr. Alpern served as the Chief Financial Officer for Applix, Inc., a publicly held international provider of business performance management and business intelligence software where he directed all finance, human resources, legal activities, and financial community relationships. From 1998 to 2002 Mr. Alpern served as the Chief Financial Officer at Eprise Corporation, a publicly held provider of business website content management software and solutions, where he was a member of the management team leading the company’s successful initial public offering. Mr. Alpern holds a B.S. in accounting from Montclair State University.

Andrew L. Howell—Chief Operating Officer

Andy Howell has served as our Chief Operating Officer since June 2010. During his tenure at Benefitfocus, he previously served as our Senior Vice President and General Manager of the insurance carrier business unit from June 2009 to June 2010, as well as Senior Vice President and General Counsel from April 2007 to June 2009. Prior to joining Benefitfocus, Mr. Howell served from July 2002 to March 2007 as Vice President and General Counsel at Blackbaud, Inc., a publicly held software company. Prior to joining Blackbaud, he was a practicing attorney with Sutherland Asbill & Brennan LLP, where he focused on corporate and technology law. Mr. Howell received a B.A. in economics from Washington & Lee University and a J.D. from Mercer University.

Donald Taylor—Chief Technology Officer

Don Taylor has served as our Chief Technology Officer since February 2008. As a software industry veteran of more than 25 years, Mr. Taylor brings expertise from his experience developing and providing advanced software solutions to the healthcare, banking, and logistics industries. Prior to joining Benefitfocus, from 2001 to 2006, Mr. Taylor was the founder and Chief Technology Officer of Boxcar Central, Inc., which developed a multi-tenant suite of SaaS applications for the third-party logistics market. Mr. Taylor received an A.S. from Charleston Southern University.

Non-Employee Directors

Joseph P. DiSabato—Director

Joe DiSabato has served on our board of directors since February 2007. Mr. DiSabato has been a Managing Director in the Principal Investment Area at Goldman Sachs Group, Merchant Banking Division, since 2000. Mr. DiSabato joined Goldman Sachs in 1988 and served as a Financial Analyst until 1991, re-joining as an Associate in 1994. He serves as a director of American Traffic Solutions Consolidated, L.L.C., NEOS GeoSolutions, Inc., Endurance International Group, Inc., SilverSky, Inc., and Backoffice Associates, LLC. Mr. DiSabato holds an M.B.A. from the Anderson Graduate School of Management at the University of California at Los Angeles and a B.S. from the Massachusetts Institute of Technology.

We believe Mr. DiSabato’s experience as a director of various software and technology companies, and his experience with expansion-stage growth companies, brings to our board critical skills related to financial oversight of complex organizations, strategic planning and corporate governance and qualify him to serve as one of our directors.

Ann H. Lamont—Director

Ann Lamont has served on our board of directors since July 2010. She serves on and chairs the compensation and nominating and governance committees. Ms. Lamont has been with Oak Investment Partners, a multi-stage venture capital firm, since 1982, serving as a General Partner from 1986 to 2006 and as a Managing Partner since 2006. She currently leads the healthcare and payment services teams at Oak. Prior to joining Oak, Ms. Lamont served as a research associate with Hambrecht & Quist. Ms. Lamont serves on the board of NetSpend Holdings, Inc. (Nasdaq: NTSP) as well as the boards of several privately held companies, including Acculynk, Castlight Health, Independent Living Systems, LLC, PharMEDium Healthcare Services, Inc., Precision Health Holdings, Radisphere National Radiology Group and xG Health Solutions. Additionally, in March 2013, Ms. Lamont completed a five-year term on the Stanford University Board of Trustees. Ms. Lamont holds a B.A. in political science from Stanford University.

We believe Ms. Lamont’s experience analyzing corporate performance as a venture capitalist and managing her firm’s investments in private companies, knowledge of the healthcare and payment services industries, and service on multiple boards of directors bring to our board important skills related to corporate finance, oversight of management and strategic positioning and qualify her to serve as one of our directors.

Francis J. Pelzer V—Director

Frank Pelzer has served as a member of our board of directors since May 2013. He serves on the audit, compensation, and nominating and governance committees and is the chair of our audit committee. Since May 2010, Mr. Pelzer has served as the Chief Financial Officer of Concur Technologies, Inc., a provider of web-based and mobile, integrated travel and expense management solutions. From 2004 to May 2010, Mr. Pelzer served as a Director and Vice President in the Software Investment Banking group at Deutsche Bank. Prior to that, Mr. Pelzer was a Vice President with Credit Suisse First Boston and a management consultant with Kurt Salmon Associates. Mr. Pelzer graduated with an M.B.A. as an Edward Tuck Scholar with Distinction from the Tuck School of Business at Dartmouth and holds a B.A. from Dartmouth College.

We believe Mr. Pelzer’s experience as a chief financial officer of a public company, familiarity with accounting standards and public company disclosure requirements, and his ability to serve as our audit committee financial expert, bring to our board important skills and qualify him to serve on our board.

Raheel Zia—Director

Raheel Zia has served on our board of directors since February 2007. Mr. Zia is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. where he focuses on growth-equity investments in software and services businesses. Prior to joining Goldman Sachs, Mr. Zia was a member of the investment team from 2003 to 2005 at Bessemer Venture Partners, where he focused on investments in the software sector. Mr. Zia previously worked in the Investment Banking group at Citigroup from 1997 to 1998. He has also held accounting and audit roles at Pricewaterhouse from 1993 to 1996. Mr. Zia serves as a director of Spring Mobile Solutions, Inc., Infusionsoft, Inc., and Imaging Advantage LLC. Mr. Zia received his M.B.A. from the Harvard Business School, an M.S. in Computing from London University (England), and a B.Eng (Hons) in Microelectronic Systems Engineering from the University of Manchester. He is also a U.K. qualified chartered accountant.

We believe Mr. Zia’s financial and accounting acumen, technological background, and experience investing in and managing software companies bring important perspectives to our board and qualify him to serve as one of directors.

Director Independence

Our board of directors has established an audit committee, compensation committee, and nominating and governance committee. Our audit committee consists of independent director Frank Pelzer (Chair), Mason Holland, and Shawn Jenkins. Our compensation and nominating and governance committees consist of independent directors Ann Lamont (Chair) and Frank Pelzer, along with Mason Holland. The audit committee, compensation committee, and nominating and governance committee were established in May 2013 in anticipation of this offering.

Our board has undertaken a review of the independence of our directors and has determined that all directors except Mason Holland and Shawn Jenkins are independent within the meaning of              of the              listing rules and that Ms. Lamont and Mr. Pelzer meet the additional test for independence for audit committee members imposed by SEC regulation and              of the              listing rules. Ms. Lamont and Mr. Pelzer also meets the additional test for independence for compensation committee members imposed by              of the              listing rules. The              listing rules require that each committee of our board of directors has at least one independent director on the listing date of our common stock, has a majority of independent directors 90 days after that date, and be fully independent within one year after that date. The composition of our audit, compensation, and nominating and governance committees will satisfy these independence requirements in accordance with this phase-in schedule.

Family Relationships

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board of Directors

Composition of our Board of Directors upon the Closing of this Offering

Our amended and restated bylaws provide that our board of directors must consist of between three and nine directors, and such number of directors within this range may be determined from time to time by resolution of our board of directors or our stockholders. Upon the closing of this offering, we will have              directors. Joseph P. DiSabato and Raheel Zia serve on our board as nominees of GS Capital Partners VI Parallel, L.P., Ann Lamont serves on our board as a nominee of Oak Investment Partners XII, L.P., and Mason Holland and Shawn Jenkins serve on our board as nominees of our common stockholders, in each case pursuant to a voting agreement among us and certain of our stockholders, described under “Certain Relationships and Related Transactions—Series B Preferred Stock Financing”.

The voting agreement, including the board composition provisions, will terminate on the effective date of the registration statement of which this prospectus is a part. Upon the termination of these provisions, we will not be bound by contractual obligations regarding the election of our directors.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors. An election of our director by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Our current and future executive officers and significant employees serve at the discretion of our board of directors.

Committees of our Board of Directors

Our board of directors has three permanent committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. The board adopted written charters for each of these committees in July 2013, all of which will be available on our website, www.benefitfocus.com, upon the closing of this offering. In addition, from time to time, special committees may be established under the direction of our board when necessary to address specific issues.

Audit Committee

We have an audit committee consisting of Frank Pelzer (Chair), Mason Holland, and Shawn Jenkins. Upon the closing of this offering, our audit committee will be responsible for, among other things:

•	appointing, terminating, compensating, and overseeing the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

•

reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

•

establishing and overseeing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	determining compensation of the independent auditors and of advisors hired by the audit committee and ordinary administrative expenses;

•	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

•	monitoring and evaluating the independent auditor’s qualifications, performance, and independence on an ongoing basis;

•	reviewing reports to management prepared by the internal audit function, as well as management’s response;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis; and

•	handling such other matters that are specifically delegated to the audit committee by our board from time to time.

Our board has affirmatively determined that Mr. Pelzer is designated as the “audit committee financial expert” and that he meets the definition of an “independent director” for purposes of serving on an audit committee under        Rule        . As discussed above in “Management—Director Independence”, Messrs. Holland and Jenkins are not independent under        rules, and we will rely on the phase-in rules of the SEC with respect to the independence of the audit committee under Rule 10A-3(b)(1) of the Exchange Act.

Compensation Committee

We have a compensation committee consisting of Ann Lamont (Chair), Mason Holland, and Frank Pelzer. Upon the closing of this offering, our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation, employment agreements and severance arrangements, and other benefits of all of our executive officers and key employees;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

•	reviewing and making recommendations, on an annual basis, to the board with respect to director compensation;

•

reviewing any analysis or report on executive compensation required to be included in the annual proxy statement and periodic reports pursuant to applicable federal securities rules and regulations, and recommending the inclusion of such analysis or report in our proxy statement and period reports;

•	reviewing and assessing, periodically, the adequacy of the formal written charter; and

•	such other matters that are specifically delegated to the compensation committee by our board from time to time.

As discussed above in “Management—Director Independence”, Mr. Holland is not independent under              rules, and we will rely on the phase-in rules of the              with respect to the independence of the compensation committee under             .

Nominating and Corporate Governance Committee

Upon the effectiveness of this registration statement, our nominating and corporate governance committee will consist of Ann Lamont (Chair), Mason Holland, and Frank Pelzer. Upon completion of this offering, our nominating and corporate governance committee will be responsible for, among other things:

•	identifying and screening candidates for our board, and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of the board and management;

•	developing and recommending to the board a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to the board;

•

reviewing the structure of the board’s committees and recommending to the board for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	developing and reviewing our code of conduct, evaluating management’s communication of the importance of our code of conduct, and monitoring compliance with our code of conduct;

•	reviewing and assessing the adequacy of the formal written charter on an annual basis; and

•	generally advising our board on corporate governance and related matters.

As discussed above in “Management—Director Independence”, Mr. Holland is not independent under              rules, and we will rely on the phase-in rules of the              with respect to the independence of the nominating and corporate governance committee under             .

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of another entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee (or other committee performing equivalent functions) of any other company.

Our compensation committee was established in May 2013. Mason Holland, our Executive Chairman, has served on our compensation committee since its establishment.

We will enter into an indemnification agreement with each of our directors, including Ms. Lamont and Messrs. Holland and Pelzer, who comprise our compensation committee. See “Certain Relationships and Related-Party Transactions—Indemnification Agreements with our Directors and Officers”. We have entered into employment agreements with each of Mr. Holland. See “Executive Compensation—Employment Agreements”.

Code of Conduct

In connection with this offering, we adopted a revised code of ethics relating to the conduct of our business by all of our employees, officers, and directors, as well as a code of conduct specifically for our principal executive officer and senior financial officers. We also adopted a corporate communications policy for our employees and directors establishing guidelines for the disclosure of information related to our company to the investing public, market analysts, brokers, dealers, investment advisors, the media, and any persons who are not our employees or directors. Additionally, we adopted an insider trading policy to establish guidelines for our employees, officers, directors, and consultants regarding transactions in our securities and the disclosure of material nonpublic information related to our company. Each of these policies will be posted on our website, www.benefitfocus.com, upon completion of this offering.

Director Compensation

We did not pay any of our directors any compensation for serving on our board during 2012. The compensation earned by Mr. Jenkins as an employee in 2012 is included in the “Summary Compensation Table” below. Mr. Holland is an executive officer (but not a named executive officer) who serves as a director and did not receive additional compensation for service provided as a director.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements of our named executive officers for 2012 should be read together with the compensation tables and related disclosures on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we may adopt in the future might differ materially from currently planned programs summarized in this discussion.

The discussion below includes a review of our compensation decisions with respect to 2012 for our “named executive officers,” including our principal executive officer and our two other most highly compensated executive officers. Our named executive officers for 2012 were:

•	Shawn A. Jenkins, who serves as our President and Chief Executive Officer, or CEO, and is our principal executive officer;

•	Andrew L. Howell, who serves as our Chief Operating Officer; and

•	Milton A. Alpern, who serves as our Chief Financial Officer, and is our principal financial and accounting officer.

Key Elements of Our Compensation Program for 2012

In 2012, we compensated our named executive officers through a combination of base salary, annual cash bonus payments, and long-term equity incentives in the form of stock options. Our executive officers are also eligible for our standard benefits programs, which include:

•	health, vision and dental insurance;

•	life insurance;

•	short- and long-term disability insurance;

•	health savings account contributions; and

•	a 401(k) plan with a defined matching of contributions.

We do not use specific formulas or weightings in determining the allocation of the various compensation elements. Instead, the compensation for each of our named executive officers has been designed to provide a combination of fixed and at-risk compensation that is tied to achievement of our short- and long-term objectives. We believe that this approach achieves the primary objectives of our compensation program.

Management Incentive Bonus Program

Our named executive officers and other members of our management team participate in the Management Incentive Bonus Program. The foundation of the bonus program is achievement by our Company of consolidated revenues. Pursuant to the program, the bonus earned is a function of a percentage of bonus earned, or PBE, based on achieving annual revenue targets, the executive’s annual base salary and a designated bonus target percent, or BTP. The annual bonus is determined by multiplying the annual base compensation by the designated BTP, multiplied by the PBE. Our board of directors approved the 2013 bonus program in January 2013. In 2012, Shawn Jenkins, Andy Howell and Milt Alpern earned bonuses under this program of $357,359, $112,730, and $91,402, respectively, based on achieving our annual revenue target, and BTPs of 100%, 50%, and 50%, respectively.

Summary Compensation Table

The following table sets forth summary compensation information for our named executive officers for the fiscal year ended December 31, 2012:

Name and principal position	Year	Salary ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation($)	All other compensation ($)		Total ($)
Shawn A. Jenkins President and CEO	2012	$510,513	$—	$357,359	$13,061	(3)	$880,933

Andrew L. Howell Chief Operating Officer	2012	318,253	153,789	112,730	13,129	(4)	597,901

Milton A. Alpern Chief Financial Officer	2012	261,009	718,413	91,402	10,968	(5)	1,081,792

(1)	Reflects base salary earned during the fiscal year covered.

(2)	Represents the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. These values have been determined based on the assumptions set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Includes $4,737 in medical insurance premiums, $99 in life insurance premiums, $365 in disability insurance premiums, $360 in health savings account contributions, and $7,500 in 401(k) plan matching contributions.

(4)	Includes $4,805 in medical insurance premiums, $99 in life insurance premiums, $365 in disability insurance premiums, $360 in health savings account contributions, and $7,500 in 401(k) plan matching contributions.

(5)	Includes $2,719 in medical insurance premiums, $98 in life insurance premiums, $354 in disability insurance premiums, $300 in health savings account contributions, and $7,497 in 401(k) plan matching contributions.

Employment Agreements

The Company has entered into employment agreements with Messrs. Jenkins, Holland, Howell, and Alpern. Following the completion of this offering, the compensation committee of our board of directors intends to engage a compensation consultant to review and analyze our compensation program, including our executives’ employment agreements. We might, as a result, revise our existing compensation arrangements, including potentially removing provisions of Mr. Jenkins’ and/or Mr. Holland’s employment agreements that currently restrict salary increases.

Employment Agreements with Shawn Jenkins and Mason Holland

In January 2007, we entered into employment agreements with Shawn Jenkins, our President and Chief Executive Officer, and Mason Holland, our Executive Chairman, which set forth the terms and conditions of their employment. Pursuant to the agreements, we granted Mr. Jenkins and Mr. Holland, each of whom we refer to as an Executive, options to acquire 847,458 shares of our common stock and 423,729 shares of our common stock, respectively. Each agreement continues for terms of three years, which will be extended automatically each day, for an additional day, so that the remaining term continues to be three years in length. Either we or the Executive may at any time fix the term to a finite term of three years. Under the terms of each agreement, we must pay Messrs. Jenkins and Holland salaries at rates of not less than $400,000 and $200,000 per year, respectively. The board will review each Executive’s salary at least annually and must increase each Executive’s salary by at least 5% per year. Any increase in excess of 5% in any given year must be approved by the board members designated by GS Capital Partners VI Parallel, L.P., or the Goldman Board Designees, currently Raheel Zia and Joe DiSabato. We may not decrease either Executive’s base salary under these agreements.

Each Executive is eligible to participate in any management incentive programs we establish, and each Executive may receive incentive compensation based upon achievement of targeted levels of performance and other criteria established by the board or compensation committee (which in each case requires the approval of at least one of the Goldman Board Designees). In the event we achieve the annual financial targets approved by the board (which approval must include at least one Goldman Board Designee), each of Messrs. Jenkins and Holland will be entitled to an annual bonus in an amount at least equal to his then-current base salary. If we exceed our financial targets by 10% for the year, Mr. Jenkins will earn an additional bonus amount equal to 50% of his then-current base salary.

If we terminate an Executive’s employment due to his death or disability, we must pay to him, or his estate, his accrued compensation and, in the case of Mr. Jenkins, an amount equal to the average of the annual bonuses paid or payable to him during the three full fiscal years preceding the date of termination, pro-rated for the number of days the Executive was employed in the fiscal year in which his employment was terminated, which amount we refer to as the Prorated Bonus Amount. If we terminate an Executive’s employment for cause (as defined below) or an Executive resigns for any reason other than adequate justification, we must pay such Executive all accrued compensation.

If an Executive resigns for adequate justification (as defined below), or if we terminate an Executive’s employment for any reason other than (i) due to his death or disability, or (ii) for cause, including in connection with a change in control of our company, we must pay such Executive his accrued compensation and a pro rata share of his annual bonus, if such bonus is awarded. Additionally, we must pay such Executive each month, for a period of 36 months, one-twelfth of the sum of, (i) his then-current base salary, and (ii) a pro rata share of his annual bonus, if such bonus is awarded. Furthermore, we must continue providing life insurance, disability, medical, dental, and hospitalization benefits to the Executive (which amount will be reduced to the extent the Executive receives these benefits from a subsequent employer). Finally, the restrictions on any outstanding incentive awards held by the Executive, including stock options, will lapse and such awards will become fully vested and immediately exercisable.

Under each agreement, adequate justification is defined as: (a) an uncured material failure of the Company to comply with the agreement; (b) any non-voluntary, Company-imposed relocation of the Executive outside Charleston, South Carolina; (c) a change in control of our company that results in a material diminution in the Executive’s responsibilities; or (d) the removal of the Executive, in the case of Mr. Jenkins, from the position of President and Chief Executive Officer or, in the case of Mr. Holland, from the position of Chairman of the Board of Directors, in each case except as otherwise provided in the respective agreement. Under each agreement, termination for cause is defined as: (i) a conviction of the Executive of, or entering a plea of no contest by the Executive with respect to, having committed a felony; (ii) abuse of controlled substances or alcohol, or acts of dishonesty or moral turpitude by the Executive that are detrimental to the Company; (iii) acts or omissions by the Executive that he knew, or should reasonably have known, would substantially damage the business of the Company; (iv) negligence by the Executive in the performance of, or disregard by the Executive of, his obligations under the agreement or otherwise relating to his employment, or a breach by the Executive of the agreement, which negligence, disregard or breach continues uncured after receiving notice from the Company; or (v) failure by the Executive to obey the reasonable and lawful orders and policies of the board that are consistent with the provisions of the agreement.

In the event the Executive, during the 24 months following the termination of his employment, becomes employed by a company that engages, in whole or part, in the same or substantially the same business as ours, the Executive will forfeit any remaining severance payments. The completion of this offering will not affect the terms and conditions of either agreement.

Employment Agreement with Andy Howell

In March 2007, we entered into an employment agreement with Andy Howell, our Chief Operating Officer. Under the agreement, we originally agreed to pay Mr. Howell a base salary of $225,000 for his service as our Senior Vice President and General Counsel. Mr. Howell has served as our Chief Operating Officer since June 2010, and his base salary as of December 31, 2012 was $322,088. Annual compensation reviews and adjustments to Mr. Howell’s compensation will occur on or around the time we perform our annual budget process. Mr. Howell is eligible to participate in our bonus plans. The amount of his potential bonus, and the formula we use to calculate that amount, are both subject to modification by us to match our future goals and objectives. In connection with his employment agreement, we granted Mr. Howell an option to purchase 78,606 shares of our common stock.

Employment Agreement with Milt Alpern

In November 2011, we entered into an employment agreement with Milt Alpern, our Chief Financial Officer. Under the agreement, we agreed to pay Mr. Alpern a base salary of $267,000 per year. Annual compensation reviews and adjustments to Mr. Alpern’s compensation will occur on or around the time we perform our annual budget process. We also agreed to pay Mr. Alpern a bonus amount of 50% of his then-current base pay upon the Company’s achievement of its annual targets. In connection with his employment agreement, we granted Mr. Alpern an option to purchase 213,959 shares of common stock.

In the event we terminate Mr. Alpern’s employment without cause at any time prior to a change in control, we will provide Mr. Alpern: (i) severance payments at a rate equal to his base salary then in effect for a period of 12 months following his termination date, (ii) a portion of his targeted annual bonus, (iii) an insurance premium in an amount equal to that which was paid on his behalf prior to the termination of his employment, and (iv) with six months during which his outstanding stock options will continue to vest.

In the event we or our acquirer terminates Mr. Alpern’s employment without cause at the time of, or within 12 months following, a change in control of our company, we or our acquirer will provide Mr. Alpern: (i) severance payments at a rate equal to his base salary then in effect for a period of 12 months following his termination date, (ii) a portion of his targeted annual bonus as described below, (iii) immediate acceleration and full vesting of his outstanding stock options, and (iv) specified insurance premiums during the period he receives severance payments. If he resigns due to a decrease in his base salary or targeted annual bonus, a change in his position as Chief Financial Officer, or a change in his duties and responsibilities to the Company, and provided he resigns within three months of the occurrence of, and without having consented to, such event, Mr. Alpern will be entitled to receive the same severance benefits he would have been eligible to receive were his employment terminated by us without cause.

If we terminate his employment with or without cause, after completion of any period during which his eligibility for a bonus is to be determined, or a Bonus Period, but prior to the date when such bonus is to be paid, Mr. Alpern will be entitled to receive such bonus at the time it would have been paid but for the termination of his employment. If we terminate Mr. Alpern’s employment without cause prior to the completion of a Bonus Period, he will be entitled to receive a portion of the bonus at the time it would have been paid but for the termination of his employment, prorated for the portion of the Bonus Period that he was employed by the Company.

Under the employment agreement, cause is defined as any determination by our board of any of the following: (i) Mr. Alpern’s violation of any applicable material law or regulation respecting the business of the Company, (ii) Mr. Alpern’s commission of a felony or a crime involving moral turpitude,

(iii) any act of dishonesty, fraud or misrepresentation in relation to his duties to the Company, (iv) Mr. Alpern’s uncured failure to perform in any material respect his duties under the agreement, (v) Mr. Alpern’s failure to attempt in good faith to implement a clear and reasonable directive from our board or to comply with any of our policies and procedures which failure is material and occurs after written notice from our board, (vi) any act of gross misconduct that is materially and demonstrably injurious to the Company, or (vii) Mr. Alpern’s breach of his fiduciary responsibility.

Equity Incentive Plans

Our board has adopted and our stockholders have approved a 2012 Stock Plan and an Amended and Restated 2000 Stock Option Plan. The number of shares reserved for issuance, number of shares issued, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under each plan, as of May 31, 2013, are as follows:

Plan	Number of Shares Reserved for Issuance	Number of Shares Issued	Number of Shares Underlying Outstanding Options or Warrant	Number of Shares Remaining Available for Future Issuance
2012 Stock Plan	902,514	—	727,459	175,055
Amended and Restated 2000 Stock Option Plan	3,018,327	476,931	3,018,327	—

The following description of each of our equity compensation plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement of which this prospectus forms a part. Our equity incentive plans are designed to continue to give our company flexibility to make a wide variety of equity awards to reflect what the compensation committee and management believe at the time of such award will best motivate and reward our employees, directors, consultants and other service providers.

2012 Stock Plan

Our board adopted the Benefitfocus.com, Inc. 2012 Stock Plan, or the 2012 Plan, on January 31, 2012, and our stockholders approved the 2012 Plan on November 8, 2012. We adopted the 2012 Plan to promote the success and enhance the value of the Company by linking the individual interests of employees, consultants, and non-employee directors to those of our stockholders and by providing those individuals with an incentive for outstanding performance in generating superior returns to our stockholders. The 2012 Plan provides flexibility to the Company in its ability to motivate, attract, and retain the services of employees, consultants, and non-employee directors upon whose judgment, interest and special efforts the successful conduct of the Company’s operation is largely dependent.

Stock Awards.    The 2012 Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, non-statutory stock options, stock bonuses, stock purchase rights, and stock appreciation rights, or collectively, stock rights. Incentive stock options may be granted only to employees of the Company, or our parent company (if any) and any of our subsidiaries, or Related Corporations. All other awards may be granted to employees (including officers and employee directors), consultants and non-employee directors.

Share Reserve.    As of May 31, 2013, no shares of our common stock have been issued under the 2012 Plan, 727,459 shares are subject to outstanding stock right awards under the 2012 Plan, and 175,055 shares remain available for future stock right awards under the 2012 Plan.

If any stock right granted under the 2012 Plan or the 2000 Plan expires or terminates for any reason prior to its full exercise, or if the Company reacquires any shares issued pursuant to stock rights, then the shares subject to such stock right or any shares so reacquired by the Company will again be available for grants of stock rights under the 2012 Plan. Shares of common stock which are withheld to pay the exercise price of a stock right or any related withholding obligations will not be available for issuance under the 2012 Plan.

Administration.    The 2012 Plan provides for administration by our board of directors or a committee of the board, and after the completion of this offering will be administered by our compensation committee. The board may increase the size of the committee and appoint additional members, remove members of the committee and appoint new members, fill vacancies on the committee, or remove all members of the committee and directly administer the 2012 Plan. We refer to the board or the committee appointed to administer the 2012 Plan in this summary as the “Committee”. Subject to the restrictions of the 2012 Plan, the Committee determines to whom we grant incentive awards under the 2012 Plan, the terms of the award, including the exercise or purchase price, the number of shares subject to the stock right and the exercisability of the award. All questions of interpretation are determined by the Committee, and its decisions are final and binding upon all participants, unless otherwise determined by the board.

Stock Options.    The 2012 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, solely to employees and for the grant of non-statutory stock options to employees, consultants and non-employee directors.

The Committee determines the exercise price of options granted under the 2012 Plan on the date of grant, and in the case of incentive stock options the exercise price must be at least 100% of the fair market value per share at the time of grant. The exercise price of any incentive stock option granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The aggregate fair market value of common stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000. Payment of the exercise price may be made by delivery of cash or a check, or, in the discretion of the Committee, the exercise price may be paid through any other form of consideration and method of payment permitted by law and the 2012 Plan, including the delivery of already-owned shares of our common stock and the surrender of shares subject to the stock option.

Options granted to employees, directors, and consultants under the 2012 Plan generally become exercisable in increments, based on the optionee’s continued employment or service with us. The term of an incentive stock option may not exceed 10 years. Options granted under the 2012 Plan, whether incentive stock options or non-statutory options, generally expire 10 years from the date of grant, except that incentive stock options granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding capital stock are not exercisable for longer than five years after the date of grant.

Stock Bonuses and Purchase Rights.    The 2012 Plan provides for shares of common stock to be awarded or sold to participants as an incentive for the performance of past or future services to us. The Committee may determine the purchase price to be paid for such stock, if any, and other terms of such purchase or award.

Stock Appreciation Rights.    The 2012 Plan provides for the grant of stock appreciation rights, or SARs, pursuant to an SAR agreement adopted by the Committee. An SAR may be granted in connection with a stock option or alone, without reference to any related stock option. The Committee will determine the exercise price of an SAR on the date of grant, and the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant.

The holder of an SAR will have the right to receive, in cash or common stock, all or a portion of the difference between the fair market value of a share of our common stock at the time of exercise of the SAR and the exercise price of the SAR established by the Committee, subject to such terms and conditions set forth in the SAR agreement.

Termination of Employment or Affiliation.    The 2012 Plan provides that if a grantee ceases to be employed by the Company and all Related Corporations other than by reason of death or disability, the grantee may exercise any stock right held by him or her to the extent such stock right could have been exercised on the date of termination of employment until the stock right’s specified expiration date. In the event the grantee exercises any incentive stock option after the date that is three months following the date of termination, such incentive stock option will be converted into a non-statutory stock option.

Death or Disability.    The 2012 Plan provides that if a grantee ceases to be employed by the Company and all Related Corporations by reason of death, or if a grantee dies within three months of the date his or her employment or other affiliation with the Company has been terminated, then the grantee’s estate, personal representative or beneficiary who acquired the stock right by will or by the laws of descent and distribution may exercise that stock right to the extent the stock right could have been exercised on the date of the grantee’s death. Unless otherwise specified in the instrument granting the stock right, the acquirer of the stock right may exercise the stock right within 12 months of the date of the grantee’s termination or before the stock right’s specified expiration date, whichever is earlier. In the event the acquirer of the stock right exercises any incentive stock option after the date that is 12 months following the date of termination, such incentive stock option will be converted into a non-statutory stock option.

The 2012 Plan provides that if a grantee ceases to be employed by the Company and all Related Corporations by reason of disability, he or she will have the right to exercise any stock right held by him or her on the date of termination to the extent the stock right could have been exercised on the date of the grantee’s termination. Unless otherwise provided by the instrument granting the stock right, the grantee may exercise such stock right within 12 months of the date of termination or before the stock right’s specified expiration date, whichever is earlier.

Transferability.    Except for transfers made by will or the laws of descent and distribution in the event of the holder’s death, no incentive stock option may be transferred, pledged or assigned by the holder of the stock right. During a participant’s lifetime, an incentive stock option may be exercised only by him or her or by his or her guardian or legal representative. Non-statutory stock options, SARs, or other awards may be transferred, pledged or assigned by the holder thereof to “family members” (as defined in the 2012 Plan), or by will or the laws of descent and distribution in the event of the holder’s death. We are not required to recognize any attempted assignment of such rights by any participant that is not in compliance with the 2012 Plan.

Changes in Capitalization.    In the event of a change in the number of shares of our common stock through a combination or subdivision, or if we issue shares of common stock as a stock dividend, then the number of shares deliverable upon the exercise of outstanding stock rights will be increased or decreased proportionately, and appropriate adjustments will be made in the purchase price per share to reflect such subdivision, combination, or stock dividend. Additionally, in the event of such a subdivision, combination, or stock dividend, the aggregate number of stock rights that have been or subsequently may be granted under the 2012 Plan will also be appropriately adjusted.

Corporate Transactions.    The 2012 Plan provides that in the event of our consolidation or merger with or into another corporation or a sale of all or substantially all of our assets, which we refer to as an “acquisition,” whereby the acquiring entity or our successor does not agree to assume the incentive awards or replace them with substantially equivalent incentive awards, all outstanding options, stock bonuses, SARs, or other stock rights will vest and will become immediately exercisable in full and, if not exercised on the date of the acquisition, will terminate on such date regardless of whether the participant to whom such stock rights have been granted remains in our employ or service or in the employ or service of any acquiring or successor entity. In the event of an acquisition in which the acquiring entity agrees to assume the incentive awards, and, 60 days prior to the acquisition or 180 days after the acquisition, the holder of an award is terminated as an employee or consultant other than for cause or the holder terminates his or her employment for good reason, then upon such termination any incentive award held by the holder will vest and will become immediately exercisable in full.

In the event of the proposed dissolution or liquidation of the Company, each stock right will terminate immediately prior to the consummation of the proposed action, or at such other time and subject to such other conditions determined by the Committee.

Lock-up Agreement.    Each recipient of securities under the 2012 Plan agreed not to sell, make any short sale of, loan, grant any option for the purchase of or otherwise dispose of any common stock of the Company for a period of time up to but not exceeding 180 days from the effective date of the first registration with the SEC of the Company’s common stock for public sale, unless otherwise consented to by the Company or the underwriters.

Termination or Amendment.    Our board may terminate, amend or modify the 2012 Plan at any time before its expiration. However, stockholder approval is required to increase the aggregate share limit, change the description of eligible participants, modify the exercise price of any incentive stock option such that its exercise price is lower than the fair market value of the common stock on the date of the option grant, or to the extent necessary to comply with applicable law.

The term of the 2012 Plan will expire on January 31, 2022.

2000 Stock Option Plan

Our board adopted and our stockholders approved the Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan, or the 2000 Plan, on February 21, 2007. The 2000 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code, to employees and for the grant of non-statutory stock options to any persons whose participation in the 2000 Plan the Committee determines to be in the best interests of the Company, including, but not limited to, employees, consultants and non-employee directors.

As of May 31, 2013, 476,931 shares of common stock have been issued, options to purchase a total of 2,518,327 shares of common stock, with a weighted exercise price of $5.41 per share, and a warrant to purchase 500,000 shares of common stock, with an exercise price of $5.48 per share, remained outstanding under the 2000 Plan. The 2000 Plan has expired and we therefore no longer issue additional awards under the 2000 Plan.

Administration.    Although no future awards will be granted under this plan, all awards previously granted under the 2000 Plan will continue to be outstanding and will be governed under the terms and conditions of the 2000 Plan. Our board, or a committee of the board, will continue to administer the 2000 Plan. We refer to the board or the committee appointed to administer the 2000 Plan in this summary as the “Committee”.

Corporate Transactions.    In the event that outstanding shares of common stock are changed into or exchanged for a different number or kind of shares of stock of the Company by reason of a merger,

consolidation, reorganization, recapitalization, combination or exchange of shares, or stock split or stock dividend, the Committee will appropriately adjust the rights of the option holders with respect to the number of shares subject to the options and the exercise price of such options.

In the event of a corporate transaction in which we are not the surviving entity, the Committee may, but is not required to, declare that all options granted under the 2000 Plan are immediately exercisable and that all such options will terminate within thirty days after the Committee gives written notice to the option holders. The options under the 2000 Plan may be assumed by a successor corporation or substituted on an equitable basis with options issued by such successor corporation.

If the Company is to be liquidated or dissolved other than in connection with corporate transactions specified by the 2000 Plan, then the Company will cause all options outstanding under the 2000 Plan to terminate to the extent not exercised prior to the adoption of the plan of dissolution or liquidation by the stockholders, unless the Committee otherwise determines that all options granted under the 2000 Plan are exercisable at any time on or before the fifth business day following the adoption of the plan of dissolution or liquidation by the stockholders.

Outstanding Equity Awards as of December 31, 2012

The following table lists the outstanding equity awards held by our named executive officers as of December 31, 2012:

	Option awards
Name	Vesting commencement date	Number of securities underlying unexercised options exercisable(#)		Number of securities underlying unexercised options unexercisable(#)	Option exercise price ($)	Option expiration date
Shawn A. Jenkins	2/21/2007	847,458	(1)	—	$7.09	2/20/2017
President and CEO
Andrew L. Howell Chief Operating Officer	7/1/2007	75,000	(1)	—	3.12	6/30/2017
	4/30/2007	3,606	(1)	—	3.12	6/30/2017
	2/1/2008	25,000	(1)	—	3.14	2/1/2018
	7/1/2009	21,354	(2)	3,646	3.80	6/30/2019
	7/1/2010	45,312	(3)	29,688	5.38	6/30/2020
	10/1/2012	—	(4)	32,000	10.30	9/30/2022
Milton A. Alpern Chief Financial Officer	1/9/2012	—	(5)	201,844	8.11	1/31/2022
	1/9/2012	—	(6)	12,115	9.33	6/30/2022
	10/1/2012	—	(4)	2,000	10.30	9/30/2022

(1)	This option is fully vested.

(2)	This option was granted on July 1, 2009 and vests over a four-year period with one-fourth (1/4) of the option granted vesting on July 1, 2010, the first anniversary of the vesting commencement date, and the balance of the option granted vesting ratably on a monthly basis over the following 36 months.

(3)	This option was granted on July 1, 2010 and vests over a four-year period with one-fourth (1/4) of the option granted vesting on July 1, 2011, the first anniversary of the vesting commencement date, and the balance of the option granted vesting ratably on a monthly basis over the following 36 months.

(4)	This option was granted on October 1, 2012 and vests over a four-year period with one-fourth (1/4) of the option granted vesting on October 1, 2013, the first anniversary of the vesting commencement date, and the balance of the option granted vesting ratably on a monthly basis over the following 36 months.

(5)	This option was granted on January 31, 2012 and vests over a four-year period with one-fourth (1/4) of the option granted vesting on January 9, 2013, the first anniversary of the vesting commencement date, and the balance of the option granted vesting ratably on a monthly basis over the following 36 months.

(6)	This option was granted on July 1, 2012 and vests over a four-year period with one-fourth (1/4) of the option granted vesting on January 9, 2013, the first anniversary of the vesting commencement date, and the balance of the option granted vesting ratably on a monthly basis over the following 36 months.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of each transaction or series of similar transactions since January 1, 2010, to which we were or are a party in which:

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors or executive officers, any holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Series A Preferred Stock Financing

In January 2007, we completed our Series A preferred stock financing, or the Series A financing, with GS Capital Partners VI Parallel, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI Fund, L.P., and GS Capital Partners VI GmbH & CO. KG, which we refer to as the Goldman Funds. The Series A investors purchased an aggregate of 14,055,851 shares of our Series A preferred stock at a purchase price per share of $7.52, for an aggregate purchase price of $105.7 million. As of May 31, 2013, the Goldman Funds collectively held 66.0% of our outstanding capital stock and have the right to appoint two directors to our board of directors. Currently, Joseph P. DiSabato and Raheel Zia serve as the Goldman Funds’ board appointees pursuant to a voting agreement between us and certain of our stockholders. The voting agreement and board appointment rights will terminate upon the closing of the offering contemplated by this prospectus. Additionally, we granted the Goldman Funds board observation and other management rights pursuant to a management rights agreement. We and the Goldman Funds amended this agreement in                      2013 to provide for the termination of the agreement upon the closing of the offering contemplated by this prospectus.

Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or other manager of each of the Goldman Funds. In addition, each of the Goldman Funds is affiliated with or managed by Goldman, Sachs & Co., which is wholly owned, directly and indirectly, by The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is serving as one of the lead underwriters in this offering.

Series B Preferred Stock Financing

In August 2010, we completed our Series B preferred stock financing, or the Series B financing, with Oak Investment Partners XII, L.P., pursuant to the Series B Preferred Stock Purchase Agreement. Oak Investment Partners purchased an aggregate of 2,441,009 shares of our Series B preferred stock at a purchase price per share of $12.29, for an aggregate purchase price of $30.0 million. As of May 31, 2013, Oak Investment Partners beneficially held 11.5% of our outstanding capital stock and has the right to appoint one director, currently Ann H. Lamont, to our board. The board appointment rights terminate upon the closing of the offering contemplated by this prospectus.

In connection with the Series B financing, we entered into redemption agreements with Shawn Jenkins and the Holland Family Trust, of which Mason Holland is trustee. Under the redemption agreements, we agreed to use the proceeds from the Series B financing to redeem 1,301,871 shares of our common stock held by the Holland Family Trust and 1,139,138 shares of common stock held by Shawn Jenkins at a purchase price of $12.29 per share, or an aggregate of $30.0 million.

In connection with the Series B financing, we also entered into an Amended and Restated Voting Agreement with: our Series A investors, consisting of the Goldman Funds; our Series B investor, Oak Investment Partners; the Holland Family Trust; and Shawn Jenkins, all of which we refer to collectively as the Key Holders. Under this agreement, the parties agreed that the holders of the Series A preferred stock, voting as a separate class, are entitled to elect two directors of the Company, the holders of the

Series B preferred stock, voting as a separate class, are entitled to elect one director of the Company, and Mason Holland and Shawn Jenkins, voting their common stock as a separate class, are entitled to elect two directors of the Company. The holders of the Series A preferred stock, Series B preferred stock, and common stock, voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

In addition, each Key Holder agrees to vote his, her, or its shares such that the individuals nominated by GS Capital Partners VI Parallel, L.P., the individual nominated by Oak Investment Partners, and each of Mason Holland and Shawn Jenkins will continue to serve as board members. GS Capital Partners VI Parallel, L.P. will be entitled to designate two board members for as long as The Goldman Sachs Group, Inc. and its affiliates hold 10% or more of the fully diluted equity interest in the Company. Oak Investment Partners will be entitled to designate one board member for as long as Oak Investment Partners holds 5% or more of the fully diluted equity interest in the Company. Mason Holland and Shawn Jenkins will be designated as board members for as long as each holds shares equal to or in excess of 50% of the number of shares each beneficially held immediately after the completion of the Series B financing.

This agreement also provides for drag-along rights upon a sale of control of the Company or a transaction that qualifies as a liquidation event. We and the requisite stockholders amended this agreement in                      2013, in contemplation of this offering, to provide that the agreement will terminate in its entirety on the effective date of the registration statement of which this prospectus is a part.

In addition, we granted Oak Investment Partners board observer and other management rights pursuant to a management rights agreement. We and Oak Investment Partners amended this agreement in                      2013 to provide for the termination of the agreement upon the closing of the offering contemplated by this prospectus. We also amended a similar management rights agreement with the Goldman Funds, our Series A investors, to provide for the termination of the agreement upon the closing of the offering contemplated by this prospectus.

In connection with the Series B financing, we entered into the Amended and Restated Investors’ Rights Agreement with the Key Holders. This agreement provides the Key Holders with registration rights, piggyback registration rights, certain information and board observation rights, and rights of first offer. These rights are described in more detail under “Description of Capital Stock—Registration Rights”. All registration rights will terminate four years after the closing of the offering contemplated by this prospectus. The information and board observation rights terminate upon the closing of the offering contemplated by this prospectus, or when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, whichever comes first. The rights of first offer do not apply to, and will terminate upon, the closing of the offering contemplated by this prospectus.

In connection with the Series B financing, we entered into the Amended and Restated Right of First Offer and Co-Sale Agreement with the Key Holders. Under the terms of this agreement, we obtained a right of first refusal if any of the Key Holders propose to transfer any of his, her, or its shares, and we granted each Key Holder a right of refusal for any remaining shares for which we do not exercise our right of first refusal. Additionally, each respective Key Holder has a right of co-sale, which permits each holder to sell any shares of stock with the selling preexisting shareholder other than shares we or other Key Holders purchase pursuant to rights of refusal, provided that if a Key Holder wishes to sell preferred stock, such preferred stock will first be converted into common stock at the applicable conversion ratio. This agreement will terminate in its entirety upon the closing of the offering contemplated by this prospectus.

Landlord—Daniel Island Executive Center, LLC

We lease real property from Daniel Island Executive Center, LLC for use as our corporate headquarters in Charleston, South Carolina pursuant to two lease agreements. Mason Holland, our Executive Chairman of the Board and a significant stockholder, is the sole member of Holland Properties, LLC, which owns a supermajority interest in Daniel Island Executive Center. Shawn Jenkins, our President and CEO, owns the remaining minority interest in Daniel Island Executive Center. Each lease agreement has a term of 15 years, with an aggregate of $48.4 million of lease payments due over the remainder of the terms as of May 31, 2013. We incurred expenses related to these agreements in the amount of $3.1 million, $3.1 million, and $3.6 million for the years ended December 31, 2010, 2011, and 2012, respectively, leasing property from Daniel Island Executive Center, LLC.

North American Jet Charter Group LLC

Mason Holland, our Executive Chairman of the board and a significant stockholder, is the supermajority owner of North American Jet Charter Group LLC, which periodically provides jet chartering services to us. For the years ended December 31, 2010, 2011, and 2012, we incurred costs of $0.2 million, $0.1 million, and $0.1 million, respectively, chartering jets from North America Jet Charter Group.

Indemnification Agreements

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we shall indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by the laws of the State of Delaware, we intend to enter into indemnification agreements with each of our directors. Under the terms of our indemnification agreements, we will be required to indemnify each of our directors, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We must indemnify our officers and directors against any and all (a) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (b) judgments, fines, penalties and amounts paid in settlement in connection with, in the case of either (a) or (b), any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, by reason of the fact that (x) such person is or was a director or officer, employee, agent or fiduciary of the Company or (y) such person is or was serving at our request as a director, officer, employee or agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefits plan or other enterprise. The indemnification agreements will also require us, if so requested, to advance within 30 days of such request any and all costs and expenses that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to be indemnified for such costs and expenses. Our amended and restated bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us as authorized by the laws of the State of Delaware.

We will not be required to provide indemnification under our indemnification agreements for certain matters, including: (1) indemnification in connection with certain proceedings or claims initiated or brought voluntarily by the indemnitee; (2) indemnification related to disgorgement of profits made from the purchase or sale of securities of our company under Section 16(b) of the Securities Exchange

Act of 1934, as amended, or similar provisions of state statutory or common law; (3) indemnification that is finally determined, under the procedures and subject to the presumptions set forth in the indemnification agreements, to be unlawful; or (4) indemnification for liabilities for which the director has received payment under any insurance policy for such person’s benefit, our articles of incorporation or bylaws or any other contract or otherwise, except with respect to any excess amount beyond the amount so received by such director or officer. The indemnification agreements will require us, to the extent that we maintain an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of our company or of any other corporation, partnership, joint venture, trust, employee benefits plan or other enterprise that such person serves at the request of our company, to cover such person by such policy or policies to the maximum extent available.

Employment Agreements

We have entered into employment agreements with certain of our executive officers that provide for salary, bonus and severance compensation. For more information regarding these employment agreements, see “Executive Compensation—Employment Agreements” and “Executive Compensation—Potential Payments Upon Termination or Change in Control”.

Equity Issued to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive Compensation—Grants of Plan Based Awards” and “Executive Compensation—Non-Employee Director Compensation”. In May 2013, we also sold 5,000 shares of our common stock to our director Frank Pelzer for $13.53 per share, which we deemed to be fair market value at that time.

Corporate Restructuring

In connection with this offering, we intend to change our state of incorporation from South Carolina to Delaware. We intend to effect this restructuring by merging a newly formed South Carolina corporation, which is a wholly owned subsidiary of Benefitfocus, Inc., the Delaware corporation that is conducting this offering, with Benefitfocus.com, Inc., the South Carolina corporation that conducts our business. All equity interests in Benefitfocus.com, Inc., including all outstanding shares of capital stock and rights to acquire capital stock of Benefitfocus.com, Inc., will convert into equivalent equity interests of Benefitfocus, Inc. As a result of the restructuring, Benefitfocus.com will become a wholly owned operating subsidiary of Benefitfocus, Inc.

Procedures for Approval of Related-Party Transactions

Currently, any action that results in the consummation of any transaction (other than compensation and advancement or reimbursement of expenses or other similar transactions in accordance with Company policies) with any of the Company’s officers, directors, shareholders, employees or affiliates, or any family member or affiliate of any of the foregoing requires the prior approval of a majority of our board of directors and a majority of the disinterested directors (if any).

Upon completion of this offering, our Audit Committee, pursuant to its written charter, will be responsible for reviewing and approving or ratifying any related-party transaction reaching a certain threshold of significance. In the course of its review and approval or ratification of a related-party transaction, the committee will, among other things, consider, consistent with Item 404 of Regulation S-K, the following:

•	the nature and amount of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of May 31, 2013, and immediately after completion of this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all our current executive officers and directors as a group;

•	each of our selling stockholders; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

For purposes of the table below, the column entitled “Shares Beneficially Owned before the Offering” is based on a total of 21,309,619 shares of our common stock outstanding as of May 31, 2013, after giving effect to the conversion of all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock into an aggregate of 16,496,860 shares of our common stock. The column entitled “Shares Beneficially Owned after the Offering—No Exercise of Underwriters’ Option” is based on              shares of our common stock outstanding after this offering, including the              shares of our common stock that we are selling in this offering and assumes no exercise of the underwriters’ option. The column entitled “Shares Beneficially Owned after the Offering—Full Exercise of Underwriters’ Option” is based on              shares of our common stock outstanding after this offering, including the shares of our common stock that we are selling in this offering and assumes the exercise in full of the underwriter’s option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of May 31, 2013, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to              additional shares of our common stock from us and up to              additional shares of our common stock from the selling stockholders to cover overallotments.

The information in the table below with respect to each selling stockholder has been obtained from that selling stockholder.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Benefitfocus, Inc., 100 Benefitfocus Way, Charleston, SC 29492.

	Shares Beneficially Owned before the Offering			Shares Beneficially Owned after the Offering—No Exercise of Underwriters’ Option		Shares Beneficially Owned after the Offering—Full Exercise of Underwriters’ Option
Name of Beneficial Owner	Shares	Percentage	Number of Shares Offered	Shares	Percentage	Shares	Percentage
Directors and Named Executive Officers:
Mason R. Holland, Jr.(1)	2,875,650	13.23%
Shawn A. Jenkins(2)	2,960,862	13.36%
Andrew L. Howell(3)	184,856	*
Milton A. Alpern(4)	80,234	*
Joseph P. DiSabato(5)	14,055,851	65.96%
Ann H. Lamont(6)	2,441,009	11.45%
Francis J. Pelzer V(7)	5,000	*
Raheel Zia(5)	14,055,851	65.96%

All directors and executive officers as a group (9 individuals)	22,769,712	98.95%

5% or Greater Stockholders:
GS Capital Partners(5)	14,055,851	65.96%
Oak Investment Partners XII, L.P.(6)	2,441,009	11.45%

*	less than one percent (1%).

(1)	Consists of 2,451,921 shares held by the Holland Family Trust and 423,729 shares issuable upon the exercise of options exercisable within 60 days of May 31, 2013. Mr. Holland and his wife share voting and investment control over the shares held by the Holland Family Trust.

(2)	Includes 847,458 shares issuable upon the exercise of options exercisable within 60 days of May 31, 2013.

(3)	Consists of 184,856 shares issuable upon the exercise of options exercisable within 60 days of May 31, 2013.

(4)	Consists of 80,234 shares issuable upon the exercise of options exercisable within 60 days of May 31, 2013.

(5)

Consists of (i) 1,804,202 shares of Series A Preferred Stock held directly by GS Capital Partners VI Parallel, L.P., (ii) 5,457,326 shares of Series A Preferred Stock held directly by GS Capital Partners VI Offshore Fund, L.P., (iii) 6,561,140 shares of Series A Preferred Stock held directly by GS Capital Partners VI Fund, L.P., and (iv) 233,183 shares of Series A Preferred Stock held directly by GS Capital Partners VI GmbH & CO. KG (the “Goldman Funds”). Affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of each of the Goldman Funds. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Funds. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaim financial beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds. Joseph P. DiSabato and Raheel Zia are managing directors of Goldman, Sachs & Co. The address of the Goldman Funds and Messrs. DiSabato and Zia is 555 California Street, San Francisco, CA 94104.

(6)	Consists of 2,441,009 shares of Series B Preferred Stock held directly by Oak Investment Partners XII, L.P. Ms. Lamont is a Managing Partner of Oak Investment Partners.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.001 par value per share, 14,055,851 shares of Series A preferred stock, par value $0.001 per share, 2,441,009 shares of Series B preferred stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of March 31, 2013, there were 21,301,110 shares of our common stock outstanding and held by approximately 42 stockholders of record, assuming the automatic conversion upon the closing of this offering of 14,055,851 shares of Series A preferred stock into 14,055,851 shares of common stock and 2,441,009 shares of Series B preferred stock into 2,441,009 shares of common stock. After this offering, based on these assumptions, the issuance of              shares of common stock in this offering and assuming no additional exercise of stock options or other convertible or exercisable securities, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their overallotment option in full.

•

Dividend Rights.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. All dividends are non-cumulative.

•

Voting Rights.    The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights.

•

No Preemptive or Similar Rights.    The holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

•

Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

•	Fully Paid and Non-Assessable. All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

•

Potential Adverse Effect of Future Preferred Stock.    The rights, preferences and privileges of the holders of common stock are subject to, and might be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Immediately prior to the closing of this offering, there were 14,055,851 shares of our Series A preferred stock outstanding, held by four stockholders directly, and 2,441,009 shares of our Series B preferred stock outstanding, held by one stockholder directly. Our amended and restated certificate of incorporation provides that each share of our Series A preferred stock and Series B preferred stock will automatically convert into common stock at the applicable conversion rate, currently on a one-for-one basis, upon the closing of this offering. Once converted, the Series A preferred stock and Series B preferred stock may not be reissued.

Following this offering, our board will be authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further action by our stockholders. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control or the removal of management and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Options

As of March 31, 2013, options to purchase a total of 3,107,295 shares of common stock were outstanding. As of March 31, 2013, options to purchase a total of 322,055 shares of common stock remain available for future issuance under our stock plans.

Warrant

On November 23, 2009, we issued a warrant for the purchase of 500,000 shares of our common stock with an exercise price of $5.48 per share. The warrant terminates ten years from the date of its issuance and provides anti-dilution protections to the holder, including protection in the event that we issue shares of our common stock for less than the then-current fair market value of such common stock, as determined by our board of directors. The holder is entitled to exercise the warrant in whole or in part, provided that upon exercise the shares are subject to a market stand-off agreement that restricts the holder from selling or otherwise disposing of any of our common stock for up to 180 days from the effective date of this prospectus, unless otherwise consented to by the underwriters.

Registration Rights

Following the completion of this offering, stockholders holding approximately 21.1 million shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of at least two-thirds, or 66 2/3%, of the shares subject to these registration rights have the right to demand that we register such shares under the Securities Act of

1933, as amended, or Securities Act, with respect to shares having an aggregate offering price of at least $5,000,000, and subject to other limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 10% of the shares subject to these registration rights may require us to file registration statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price, net of selling expenses, of at least $500,000. To the extent that we qualify as a well-known seasoned issuer, or WKSI, at the time a requisite number of holders demand the registration of shares subject to these registration rights, we will file an automatic shelf registration statement covering the shares for which registration is demanded if so requested by the holders of such shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale. Registration of any of the shares of common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration. All registration rights will terminate upon the expiration of four years after the closing of the offering contemplated by this prospectus.

Certain Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company.

Delaware Law.    We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by specified employee stock plans; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Certificate of Incorporation and Bylaw Provisions.    Various provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the closing of this offering could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Board of Directors Vacancies.    Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board to fill vacant directorships. In addition, the number of directors constituting our board is permitted to be set only by a resolution adopted by a majority of our board. These provisions would prevent a stockholder from increasing the size of our board and then gaining control of our board by filling the resulting vacancies with its own nominees.

Stockholder Action; Special Meeting of Stockholders.    Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board, the chairman of our board, or by such other person the board expressly authorizes to call a special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier or later than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Issuance of Undesignated Preferred Stock.    Our board has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board. Our board may utilize these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefits plans. The existence of authorized but unissued shares of preferred stock would enable our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Limited.

Stock Exchange Listing

We intend to apply to have our common stock listed on              under the symbol “BNFT”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. Although we intend to apply to have our common stock approved for listing on the              under the symbol “BNFT,” we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares outstanding as of March 31, 2013 upon completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option. Of the shares to be outstanding immediately after the closing of this offering, the              shares of common stock to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock and all of the shares of our preferred stock (and the shares of common stock into which they may be converted) will be “restricted securities” under Rule 144.

Subject to the lock-up agreements described below and the provisions of Rule 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Description
Date of Prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up

90 Days after Date of Prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up

180 Days after Date of Prospectus		Lock-up released; shares saleable under Rules 144 and 701

In addition, of the 3,121,064 shares of our common stock that were issuable upon the exercise of stock options outstanding as of December 31, 2012, options to purchase 2,327,504 shares of common stock were exercisable as of that date, and upon exercise these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, once we have been subject to reporting requirements for at least 90 days, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering without regard to whether current public information about us is available.

The outstanding warrant to purchase 500,000 shares of common stock will be exercisable upon the closing of the offering contemplated by this prospectus, and upon exercise these shares will be eligible for sale subject to the lock-up arrangement described under “Description of Capital Stock—Warrant” and Rules 144 and 701 under the Securities Act.

Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the              during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales by affiliates under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, consultants, or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our officers and directors, and certain stockholders have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. The representatives, on behalf of the underwriters, may, in their sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting (Conflicts of Interest)”.

Registration Rights

Following the completion of this offering, stockholders holding approximately              shares of our common stock, including shares issued upon conversion of our preferred stock, will have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. Pursuant to the lock-up agreements described above, all of our stockholders who have registration rights have agreed not to exercise those rights during the lock-up period without the prior written consent of the representatives of the underwriters of this offering. For a description of these registration rights, see “Description of Capital Stock—Registration Rights”.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

APPLICABLE TO NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax considerations related to the purchase, ownership, and disposition of our common stock that are applicable to a “non-U.S. holder” (defined below). This section does not address tax considerations applicable to other investors, such as U.S. persons (defined below). They are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of the common stock.

This summary:

•

is based on the U.S. Internal Revenue Code, or the “Code”, U.S. federal tax regulations promulgated or proposed under it, judicial authority, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, each as of the date of this prospectus and each of which are subject to change at any time, possibly with retroactive effect;

•	is applicable only to non-U.S. holders who hold the shares as “capital assets” within the meaning of section 1221 of the Code;

•	does not discuss the applicability of any U.S. state or local taxes, non-U.S. taxes or any other U.S. federal tax except for U.S. federal income tax and estate tax; and

•

does not address all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or who are subject to special treatment under U.S. federal income tax laws, including but not limited to:

•	certain former citizens and long-term residents of the United States;

•	banks, financial institutions, or “financial services entities”;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities;

•	investors holding the common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other risk-reduction transaction; and

•	“controlled foreign corporations” and “passive foreign investment companies,” as defined in the Code.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of common stock that is neither a “U.S. person” nor a partnership or entity or arrangement treated as a partnership for U.S. federal income tax purposes. A “U.S. person” is:

•	an individual citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, then the U.S. federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the U.S. federal income tax treatment of an investment in our common stock.

Distributions to Non-U.S. Holders

Distributions of cash or property, if any, paid to a non-U.S. holder of the common stock will constitute “dividends” for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If the amount of a distribution exceeds both our current and accumulated earnings and profits, such excess will first constitute a nontaxable return of capital, which will reduce the holder’s tax basis in the common stock, but not below zero, and thereafter will be treated as gain from the sale of the common stock (see “—Sale or Taxable Disposition of Common Stock by Non-U.S. Holders” below).

Subject to the following paragraphs, dividends on the common stock generally will be subject to U.S. federal withholding tax at a 30% gross rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty. We may withhold up to 30% of either (1) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (2) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of that excess amount by timely filing a claim for refund with the IRS.

To claim the benefit of a reduced rate of or an exemption from U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required (1) to satisfy certain certification requirements, which may be made by providing us or our agent with a properly executed and completed IRS Form W-8BEN (or other applicable form) certifying, under penalty of perjury, that the holder qualifies for treaty benefits and is not a U.S. person, or (2) if the common stock is held through certain non-U.S. intermediaries, to satisfy the relevant certification requirements of the applicable Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment, or a fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States) (“effectively connected dividends”) are not subject to the U.S. federal withholding tax, provided that the non-U.S. holder certifies, under penalty of perjury, that the dividends paid to such holder are effectively connected dividends on a properly executed and completed IRS Form W-8ECI (or other applicable form). Instead, any such dividends will be subject to U.S. federal income tax on a net income basis in a manner similar to that which would apply if the non-U.S. holder were a U.S. person.

Corporate non-U.S. holders who receive effectively connected dividends may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to any exemption or reduction provided by an applicable income tax treaty.

Sale or Taxable Disposition of Common Stock by Non-U.S. Holders

Any gain realized on the sale, exchange, or other taxable disposition of the common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment, or fixed base in the case of an individual non-U.S. holder, that is maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition and the non-U.S. holder’s holding period in the common stock.

A non-U.S. holder described in the first bullet point above generally will be subject to U.S. federal income tax on the net gain derived from the sale or disposition under regular graduated U.S. federal income tax rates as if the holder were a U.S. person. If the non-U.S. holder is a corporation, then the gain may also, under certain circumstances, be subject to the “branch profits” tax, which is discussed above.

An individual non-U.S. holder described in the second bullet point above will be subject to a tax at a 30% gross rate, subject to any reduction or reduced rate under an applicable income tax treaty, on the net gain derived from the sale, which may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States for U.S. federal income tax purposes.

We believe we are not, have not been and will not become a “United States real property holding corporation” for U.S. federal income tax purposes. In the event that we are or become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a sale or other taxable disposition of the common stock may be subject to U.S. federal income tax, including any applicable withholding tax, if (1) the non-U.S. holder beneficially owns, or has owned, more than 5% of our common stock at any time during the applicable period, or (2) our common stock ceases to be traded on an “established securities market” within the meaning of the Code. Non-U.S. holders who intend to acquire more than 5% of our common stock are encouraged to consult their tax advisors with respect to the U.S. tax consequences of a disposition of the common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends and other distributions paid to the holder and the tax withheld, if any, from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting such dividends and the tax withheld may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder that is not a corporation will generally be subject to backup withholding, currently at a 28% rate, for dividends paid to the holder unless the holder certifies under penalty of perjury that it is not a U.S. person on a properly executed IRS From W-8BEN or the holder otherwise establishes an exemption (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the common stock by a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries, unless the holder certifies under penalty of perjury that it is not a U.S. person on a properly executed IRS Form W-8BEN or the holder otherwise establishes an exemption (provided that neither the broker nor intermediary has actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemptions are not in fact satisfied).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their own tax advisors to determine their ability to obtain a refund or credit in the event that backup withholding applies to them.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

Withholding on Payments to Certain Foreign Entities

Sections 1471 to 1474 of the Code and the Treasury Regulations thereunder impose information reporting and withholding tax requirements for dividends and sales proceeds paid to certain non-U.S. entities that hold shares in U.S. corporations. In general, to avoid a 30% withholding tax under these provisions, (1) foreign financial institutions that hold shares in U.S. corporations will be required to identify for the IRS each U.S. account owner who is a beneficial owner of such shares and to provide certain information regarding the account, and also to agree to comply with certain other requirements, and (2) other foreign entities (aside from public companies) that are beneficial owners of shares will be required to identify U.S. persons who own a 10% or greater interest in such foreign entity. Foreign entities, and other foreign persons who plan to have their shares of our common stock held through a foreign financial institution, should consider the potential applicability of these new provisions by consulting with their own tax advisors.

The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax or legal advice. Each prospective investor should consult its own tax advisor regarding the tax consequences of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable law, as well as tax consequences arising under any state, local, non-U.S., or U.S. federal tax laws.

UNDERWRITING (Conflicts of Interest)

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Deutsche Bank Securities Inc
Jefferies LLC
Canaccord Genuity Inc.
Piper Jaffray & Co.
Raymond James Ltd.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us and up to an additional              shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of our common stock.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of at least             % of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefits plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the              under the symbol “BNFT”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

We have agreed to pay the filing fees incident to, and the fees and disbursements of counsel for the underwriters in connection with, any required review by FINRA in connection with this offering in an amount not to exceed $20,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In addition, Goldman Sachs & Co., an underwriter of this offering, is an affiliate of the Goldman Funds, our controlling stockholder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Conflicts of Interest

Goldman, Sachs & Co., an underwriter of this offering, is an affiliate of the Goldman Funds, our controlling stockholder. Since the Goldman Funds beneficially own more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Rule 5121 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Deutsche Bank Securities Inc. has agreed to act as qualified independent underwriter for the offering and to participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto. In addition, in accordance with Rule 5121, Goldman, Sachs & Co. will not make sales to discretionary accounts without the prior written consent of the customer.

LEGAL MATTERS

The validity of the securities offered by this prospectus is being passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Goodwin Procter LLP, Boston, Massachusetts is acting as counsel for the underwriters in this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities, and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements, and information that we file electronically with the SEC.

After we have completed this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above or via our website at www.benefitfocus.com. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

BENEFITFOCUS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Benefitfocus, Inc.

We have audited the accompanying consolidated balance sheets of Benefitfocus, Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benefitfocus, Inc at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Raleigh, North Carolina

May 6, 2013, except as to Note 1, as to which the date is                         , 2013

The foregoing report is in the form that will be signed upon the completion of the Corporate Restructuring of the Company described in Note 1 to the consolidated financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina

May 9, 2013

BENEFITFOCUS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2011	2012

Assets
Current assets:
Cash and cash equivalents	$15,856	$19,703
Accounts receivable, net	9,060	13,372
Prepaid expenses and other current assets	2,092	1,483

Total current assets	27,008	34,558
Property and equipment, net	15,716	14,150
Intangible assets, net	1,913	1,579
Goodwill	1,634	1,634

Total assets	$46,271	$51,921

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$853	$1,726
Accrued expenses	1,920	2,453
Accrued compensation and benefits	6,559	9,661
Deferred revenue, current portion	8,476	11,165
Capital lease obligations, current portion	1,373	1,171
Notes payable, current portion	1,074	2,420
Contingent consideration related to acquisition, current portion	2,349	328

Total current liabilities	22,604	28,924

Deferred revenue, net of current portion	34,297	46,355
Capital lease obligations, net of current portion	1,585	550
Notes payable, net of current portion	1,447	3,561
Other non-current liabilities	2,079	2,301

Total liabilities	62,012	81,691

Commitments and contingencies
Redeemable convertible preferred stock:
Convertible Series A preferred stock, no par value, 14,055,851 shares authorized, issued and outstanding, as of December 31, 2011 and 2012, respectively; liquidation preference of $158,550 at December 31, 2012	105,505	105,505
Convertible Series B preferred stock, no par value, 2,441,009 shares authorized, issued and outstanding, as of December 31, 2011 and 2012, respectively; liquidation preference of $30,000 at December 31, 2012	29,973	29,973

Total redeemable convertible preferred stock	135,478	135,478

Stockholders’ deficit:
Common stock, no par value, 100,000,000 shares authorized, 20,074,653 and 20,125,063 shares issued, and 4,805,957 and 4,792,347 shares outstanding at December 31, 2011 and 2012, respectively	4,923	6,109
Accumulated deficit	(156,142)	(171,357)

Total stockholders’ deficit	(151,219)	(165,248)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$46,271	$51,921

The accompanying notes are an integral part of the Consolidated Financial Statements.

BENEFITFOCUS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Revenue	$67,122	$68,783	$81,739
Cost of revenue	39,817	43,034	45,178

Gross profit	27,305	25,749	36,561
Operating expenses:
Sales and marketing	14,462	22,914	28,268
Research and development	8,948	9,397	15,035
General and administrative	6,144	5,921	7,577
Impairment of goodwill	—	1,670	—
Change in fair value of contingent consideration	—	503	121

Total operating expenses	29,554	40,405	51,001

Loss from operations	(2,249)	(14,656)	(14,440)
Other income (expense):
Interest income	364	151	53
Interest expense	(212)	(203)	(203)
Other expense	(248)	(189)	(64)

Total other expense, net	(96)	(241)	(214)

Loss before income taxes	(2,345)	(14,897)	(14,654)
Income tax expense	10	35	84

Net loss	$(2,355)	$(14,932)	$(14,738)

Comprehensive loss	$(2,355)	$(14,932)	$(14,738)

Net loss per common share:
Basic and diluted	$(0.37)	$(3.06)	$(3.06)

Pro forma (unaudited):
Basic and diluted			$(0.69)

Weighted-average common shares outstanding:
Basic and diluted	6,405,944	4,875,157	4,812,632

Pro forma (unaudited):
Basic and diluted			21,309,492

The accompanying notes are an integral part of the Consolidated Financial Statements.

BENEFITFOCUS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2009	7,232,215	$2,748	$(107,765)	$(105,017)
Exercise of stock options	202,330	516	—	516
Repurchase of common stock including common stock related to issuance of Series B redeemable convertible preferred stock	(2,599,625)	(527)	(30,433)	(30,960)
Stock-based compensation expense	—	1,035	—	1,035
Accretion of warrant	—	306	—	306
Net loss	—	—	(2,355)	(2,355)

Balance, December 31, 2010	4,834,920	4,078	(140,553)	(136,475)
Exercise of stock options	77,712	140	—	140
Repurchase of common stock	(106,675)	(157)	(657)	(814)
Stock-based compensation expense	—	721	—	721
Accretion of warrant	—	141	—	141
Net loss	—	—	(14,932)	(14,932)

Balance, December 31, 2011	4,805,957	4,923	(156,142)	(151,219)
Exercise of stock options	50,410	108	—	108
Repurchase of common stock	(64,020)	(122)	(477)	(599)
Stock-based compensation expense	—	712	—	712
Accretion of warrant	—	488	—	488
Net loss	—	—	(14,738)	(14,738)

Balance, December 31, 2012	4,792,347	$6,109	$(171,357)	$(165,248)

The accompanying notes are an integral part of the Consolidated Financial Statements.

BENEFITFOCUS.COM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2010	2011	2012
Cash flows from operating activities
Net loss	$(2,355)	$(14,932)	$(14,738)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	6,343	7,040	8,294
Stock-based compensation expense	1,035	721	712
Change in fair value and accretion of warrant	306	141	488
Change in fair value of contingent consideration	246	842	188
Impairment of goodwill	—	1,670	—
Impairment of intangible assets	—	54	—
Provision for doubtful accounts	130	136	98
Loss (gain) on disposal of property and equipment	9	(124)	17
Changes in operating assets and liabilities:
Accounts receivable, net	(1,141)	(2,032)	(4,411)
Prepaid expenses and other current assets	(94)	13	639
Accounts payable	98	(704)	862
Accrued expenses	1,450	323	533
Accrued compensation and benefits	541	868	3,102
Contingent consideration related to acquisition	—	—	(320)
Deferred revenue	(1,458)	9,821	14,747
Other non-current liabilities	392	311	411

Net cash and cash equivalents provided by operating activities	5,502	4,148	10,622

Cash flows from investing activities
Purchases of property and equipment	(3,336)	(5,747)	(6,308)
Payments for acquisition, net of cash acquired	(6,395)	—	—
Proceeds from sale of property and equipment	6	—	—

Net cash and cash equivalents used in investing activities	(9,725)	(5,747)	(6,308)

Cash flows from financing activities
Proceeds from the sale of Series B redeemable convertible preferred stock, net of issuance costs	29,973	—	—
Proceeds from notes payable borrowing	816	2,020	4,535
Repayment of notes payable	(2,012)	(981)	(1,074)
Proceeds from exercises of stock options	516	140	108
Repurchases of common stock	(30,960)	(814)	(599)
Payments of contingent consideration	—	—	(2,078)
Payments on capital lease obligations	(1,969)	(1,076)	(1,359)

Net cash and cash equivalents used in financing activities	(3,636)	(711)	(467)

Net (decrease) increase in cash and cash equivalents	(7,859)	(2,310)	3,847
Cash and cash equivalents, beginning of year	26,025	18,166	15,856

Cash and cash equivalents, end of year	$18,166	$15,856	$19,703

Supplemental disclosure of non-cash investing and financing activities
Non-monetary exchange of property and equipment	$—	$1,010	$—

Property and equipment acquired with direct financing or leases	$1,178	$3,084	$132

Supplemental disclosures of cash flow information
Income taxes	$44	$51	$40

Interest	$414	$193	$200

The accompanying notes are an integral part of the Consolidated Financial Statements.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

1. Organization and Description of Business

Benefitfocus, Inc. (the “Company”) is a leading provider of cloud-based benefits software solutions for consumers, employers, insurance carriers and brokers delivered under a software-as-a-service (SaaS) model. The financial statements of the Company include the financial position and operations of its wholly owned subsidiary, Benefit Informatics, Inc. On January 1, 2013, the Company integrated the operations of Benefit Informatics, Inc.

The Company, a Delaware corporation, is a wholly owned subsidiary of Benefitfocus.com, Inc., the South Carolina corporation that conducts the business of the Company. On March 13, 2013, the Board of Directors of each of Benefitfocus, Inc. and Benefitfocus.com, Inc. approved a corporate restructuring to be effected prior to the completion of the Company’s initial public offering (the “IPO”) of shares of its common stock. Prior to the IPO, the Company intends to restructure its organization by merging Benefitfocus.com, Inc. with a newly formed South Carolina corporation, which is a wholly owned subsidiary of the Company. As a result of the restructuring, the common and preferred shareholders of Benefitfocus.com, Inc. will become common and preferred stockholders, respectively, of Benefitfocus, Inc. Also as a result of the restructuring, warrants that are exercisable for common shares of Benefitfocus.com, Inc. will become exercisable for common shares of Benefitfocus, Inc. Similarly, holders of options to purchase common shares of Benefitfocus.com, Inc. will become holders of options to purchase shares of common stock of Benefitfocus, Inc.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation

The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) for the proposed IPO of shares of its common stock. If the Company’s IPO is consummated, all of the redeemable convertible preferred stock outstanding will convert into common stock.

The unaudited pro forma net loss per common share for the year ended December 31, 2012 assumes completion of the IPO and the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 16,496,860 shares of common stock as if such shares converted as of January 1, 2012.

The Company believes that the unaudited pro forma net loss per common share provides material information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, including the customer relationship period, allowances for doubtful accounts and returns, valuations of deferred income taxes, long-lived assets, and warrants, the useful lives of assets, capitalizable software development costs and the related amortization, contingent consideration, stock-based compensation, annual bonus attainment, acquired intangibles, and goodwill. Determination of these transactions and account balances are based on the Company’s estimates and judgments. These estimates are based on the Company’s knowledge of current events and actions it may undertake in the future as well as on various other assumptions that it believes to be reasonable. Actual results could differ from these estimates.

Revenue and Deferred Revenue

The Company derives the majority of its revenue from software services fees, which consist primarily of monthly subscription fees paid by customers for access to and usage of the Company’s cloud-based benefits software solutions for a specified contract term. The Company also derives revenue from professional services which primarily include fees related to the integration of customers’ systems with the Company’s platform, which typically includes discovery, configuration, deployment, testing, and training.

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided, the fees to be paid by the customer are fixed and determinable and collectability is reasonably assured. The Company considers that delivery of its cloud-based software services has commenced once it has granted the customer access to its platform.

The Company’s arrangements generally contain multiple elements comprised of software services and professional services. The Company evaluates each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. The Company’s professional services are not sold separately from the software services and there is no alternative use for them. As such, the Company has determined that the professional services do not have standalone value. Accordingly, software services and professional services are combined and recognized as a single unit of accounting.

The Company generally recognizes software services fees monthly based on the number of employees covered by the relevant benefits plans at contracted rates for a specified period of time, once the criteria for revenue recognition described above have been satisfied. The Company defers recognition of revenue for professional services fees paid by customers in connection with its software services, and begins recognizing such revenue once the services are performed and the software services have commenced, ratably over the longer of the contract term or the estimated expected life of the customer relationship. Costs incurred by the Company in connection with providing such professional services are charged to expense as incurred.

In the first quarter of 2011, the Company increased the estimated expected life of its customer relationships. This change in estimate was a result of growing demand for the Company’s software services, reduced uncertainties in the regulatory environment, and increased confidence in customer

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

retention. This change extends the term over which deferred revenue will be recognized and has been applied prospectively. In the absence of this change, each of revenue, gross profit, and net loss would have improved by $5,792 in 2011 and $2,763 in 2012. Net loss per common share would have improved by $1.19 and $0.57 for the years ended December 31, 2011 and 2012, respectively.

Cost of Revenue

Cost of revenue primarily consists of employee compensation, professional services, data center co-location costs, networking expenses, depreciation expense for computer equipment directly associated with generating revenue, amortization expense for capitalized software development costs, and infrastructure maintenance costs. In addition, the Company allocates a portion of overhead, such as rent, additional depreciation and amortization expense, and employee benefit costs, to cost of revenue based on headcount.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank checking accounts and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. The bank deposits of the Company might, at times, exceed federally insured limits and are generally uninsured and uncollateralized. The Company has not experienced any losses on cash and cash equivalents to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its customers and maintains an allowance for doubtful accounts.

Accounts receivable were unsecured and were derived from revenue earned from customers located in the United States. Accounts receivable from one customer, Aetna, represented 26.0% and 18.2% of the total accounts receivable at December 31, 2011 and 2012, respectively. Accounts receivable from a second customer, CareFirst, represented 12.9% of the total accounts receivable at December 31, 2011.

Revenue from two affiliated customers, BlueCross BlueShield of South Carolina and BlueChoice HealthPlan, represented 11.9% and 11.1% of total revenue for the years ended December 31, 2010 and 2011, respectively. Revenue from a third customer, Aetna, represented 11.6%, 11.7% and 10.5% of total revenue for the years ended December 31, 2010, 2011 and 2012, respectively. Revenue from a fourth customer, Blue Cross and Blue Shield of North Carolina, represented 10.1% of total revenue for the year ended December 31, 2010. Revenue from these customers is reported in the Company’s Carrier segment.

Accounts Receivable and Allowance for Doubtful Accounts and Returns

Accounts receivable is stated at realizable value, net of allowances for doubtful accounts and returns. The Company utilizes the allowance method to provide for doubtful accounts based on

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

management’s evaluation of the collectability of amounts due, and other relevant factors. Bad debt expense is recorded in general and administrative expense on the consolidated statements of operations and comprehensive loss. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates. The Company removes recorded receivables and the associated allowances when they are deemed permanently uncollectible. However, higher than expected bad debts may result in future write-offs that are greater than the Company’s estimates. The allowance for doubtful accounts was $103 and $130 as of December 31, 2011 and 2012, respectively.

The allowances for returns are accounted for as reductions of revenue and are estimated based on the Company’s periodic assessment of historical experience and trends. The Company considers factors such as the time lag since the initiation of revenue recognition, historical reasons for adjustments, new customer volume, complexity of billing arrangements, timing of software availability, and past due customer billings. The allowance for returns was $254 and $770 as of December 31, 2011 and 2012, respectively.

Property and Equipment

Property and equipment, including capitalized software development costs, are stated at cost less accumulated depreciation and amortization. Expenditures for major additions and improvements are capitalized. Depreciation and amortization is recognized over the estimated useful lives of the related assets using the straight-line method.

The estimated useful lives for significant property and equipment categories are generally as follows:

Computers and related equipment	3-7 years
Furniture and fixtures	7 years
Other equipment	5-12 years
Purchased software and licenses	3-7 years
Software developed	3 years
Vehicles	5 years
Leasehold improvements	Lesser of estimated useful life of asset or lease term

Useful lives of significant assets are periodically reviewed and adjusted prospectively to reflect the Company’s current estimates of the respective assets’ expected utility. Costs associated with maintenance and repairs are expensed as incurred.

Capitalized Software Development Costs

The Company capitalizes certain costs related to its software developed or obtained for internal use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal and external costs incurred during the application development stage, including upgrades and enhancements representing modifications that will result in significant additional functionality, are capitalized. Software maintenance and training costs are expensed as incurred. Capitalized costs are recorded as part of property and equipment and are amortized on a straight-line

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

basis over the software’s estimated useful life. The Company evaluates the useful lives of these assets on at least an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Identifiable Intangible Assets

In connection with its business combinations (see Note 4), the Company records purchased identifiable intangible assets consisting of trademarks, customer agreements, and non-compete agreements. Identifiable intangible assets with finite lives are recorded at their fair values at the date of acquisition and are amortized on a straight-line basis over their respective estimated useful lives, which is the period over which the asset is expected to contribute directly or indirectly to future cash flows. The estimated remaining useful lives used in computing amortization range from 3 to 6 years.

Impairment of Long-Lived Assets and Goodwill

The Company reviews long-lived assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated. If such assets are not recoverable, the impairment to be recognized, if any, is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value (discounted cash flow) of the assets or asset group. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized; rather, goodwill is tested for impairment at the reporting unit level as of October 31 of each year, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing a two-step approach to testing goodwill for impairment for each reporting unit. The reporting units are determined by the components of the Company’s operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The Company performs the impairment test at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

As part of determining its reporting units, the Company has identified two operating segments, Employer and Carrier. Further, the Company has identified the reporting unit, Benefit Informatics, as part of the Employer operating segment. To determine the fair value of the Company’s reporting units, the Company primarily uses a discounted cash flow analysis, which requires significant assumptions and estimates about future operations. Significant judgments inherent in this analysis include the determination of an appropriate discount rate, estimated terminal value and the amount and timing of expected future cash flows. The Company may also determine fair value of its reporting units using a market approach by applying multiples of earnings of peer companies to its operating results.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Sales Commissions

Sales commissions are expensed when the sales contract is executed by the customer.

Advertising

The Company expenses advertising costs as they are incurred. Direct advertising costs for 2010, 2011 and 2012 were $172, $138 and $257, respectively.

Comprehensive Loss

The Company’s net loss equals comprehensive loss for all periods presented.

Stock-Based Employee Compensation

Stock-based employee compensation is measured based on the grant-date fair value of the awards and recognized in the consolidated statements of operations and comprehensive loss over the period during which the optionholder is required to perform services in exchange for the award, which is the vesting period. Compensation expense is recognized over the vesting period of the applicable award using the straight-line method. The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The use of the option valuation model requires the input of subjective assumptions, including the fair value of the Company’s common stock, the expected life of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Income Taxes

The Company uses the asset and liability method for income tax accounting. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized. The tax benefits of uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to unrecognized income tax benefits in income tax expense.

Basic and Diluted Net Loss per Common Share

The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company’s

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

redeemable convertible preferred stock are entitled to participate in distributions, when and if declared by the board of directors that are made to common stockholders, and as a result are considered participating securities.

Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Diluted net loss per common share is computed under the two-class method by using the weighted-average number of shares of common stock outstanding plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options and warrants. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the “if-converted” method when calculating diluted earnings per share, in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two-class or “if-converted”) as its diluted net income per share during the period. Due to net losses for the years ended December 31, 2010, 2011 and 2012, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income.” ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The Statement eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The Company adopted this Statement effective January 1, 2012 and has retrospectively applied its provisions for all periods presented.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, which represents the converged guidance of the FASB and the International Accounting Standards Board (“IASB”) on fair value measurement and has resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value”. The Company adopted this Statement effective January 1, 2012 and has retrospectively applied its provisions for all periods presented.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment,” which is intended to simplify how entities test goodwill for impairment. The Statement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company’s adoption of this Statement effective January 1, 2012 did not have any impact on the Company’s consolidated financial statements.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Recent Accounting Pronouncements Not Yet Adopted

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. This Statement is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. It is not expected to have a material impact on the Company’s consolidated financial statements.

3. Net Loss Per Common Share

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Year Ended December 31,
Anti-Dilutive Common Share Equivalents	2010	2011	2012
Redeemable convertible preferred stock:
Series A	14,055,851	14,055,851	14,055,851
Series B	2,441,009	2,441,009	2,441,009
Stock options	2,906,741	2,712,808	3,121,064
Warrant to purchase common stock	500,000	500,000	500,000

Total anti-dilutive common share equivalents	19,903,601	19,709,668	20,117,924

Basic and diluted net loss per common share is calculated as follows:

	Year Ended December 31,
	2010	2011	2012
Numerator:
Net loss	$(2,355)	$(14,932)	$(14,738)

Net loss attributable to common stockholders	$(2,355)	$(14,932)	$(14,738)

Denominator:
Weighted-average common shares outstanding, basic and diluted	6,405,944	4,875,157	4,812,632

Net loss per common share, basic and diluted	$(0.37)	$(3.06)	$(3.06)

Pro Forma Net Loss Per Common Share (unaudited)

The numerator and denominator used in computing the unaudited pro forma net loss per common share for the year ended December 31, 2012 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the period presented or at the time of issuance, if later. Pro forma net loss per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Year Ended December 31, 2012
(unaudited)
Numerator:
Net loss	$(14,738)

Net loss attributable to common stockholders	$(14,738)

Denominator:
Historical denominator for basic and diluted net loss per common share—weighted- average common shares	4,812,632
Plus: assumed conversion of redeemable convertible preferred stock to common stock	16,496,860

Denominator for pro forma basic and diluted loss per common share	21,309,492

Pro forma basic and diluted net loss per common share	$(0.69)

4. Business Combinations

On August 3, 2010, the Company entered into an Asset Purchase Agreement to acquire 100% of the net assets of Beninform Holdings, Inc., including all of the stock of Benefit Informatics, Inc., a wholly owned subsidiary of Beninform Holdings, Inc. Benefit Informatics is a SaaS company that integrates healthcare data to provide analysis, forecasting and cost management to payers, employers, brokers and others. The acquisition was completed to broaden the relationship base in the Company’s Employer operating segment. The Company incurred de minimis acquisition expenses, which were expensed as part of operating expenses for the year ended December 31, 2010.

Consideration for the acquisition included $5,100 in cash less cash acquired of $155 and subsequent contingent consideration with an acquisition date fair value of $1,450 (net of discount of $994) to be paid during the fourth quarters of 2011, 2012 and 2013. The contingent consideration was based on Benefit Informatics, Inc. achieving targeted recurring revenue beginning in the month of September 2011, and increases in annual recurring revenue for the twelve-months ending July 31, 2012 and July 31, 2013. The contingent consideration was recorded as a liability on the date of acquisition. The Company made the first contingent consideration payment of $2,020 in March 2012 and the second payment of $378 in October 2012.

The Company estimated the fair value of the contingent consideration at the date of acquisition using a probability weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 financial instrument. The key assumptions in the probability weighted discounted cash flow model include discount rates and probability adjusted annualized monthly gross recurring revenue ranging from $3,765 to $16,800. Changes in the fair value of the contingent consideration to be paid, through amortization of the discount and changes in estimate of the amount to be paid, are reflected in the consolidated statements of operations and comprehensive loss.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The acquired assets and liabilities of Beninform Holdings have been recorded based on management’s estimates of their fair market values as of the acquisition date. The following tables summarize the fair values of assets acquired and liabilities assumed at the acquisition date:

Total purchase price	$6,550
Purchase price allocation:
Cash and cash equivalents	155
Accounts receivable, net	395
Prepaid expenses and other current assets	59
Property and equipment	572
Intangible assets	2,480

Total identifiable assets acquired	3,661
Accounts payable and accrued expenses	(237)
Deferred revenue	(107)
Long-term debt and capital leases	(71)

Total liabilities assumed	(415)
Net identifiable assets acquired	3,246

Goodwill	3,304

Net assets acquired	$6,550

The fair value of accounts receivable acquired was $395, with a gross contractual amount of $508. The Company expected acquired accounts receivable of $113 to be uncollectible.

Of the $2,480 of acquired intangible assets, $240 was assigned to registered trademarks, $2,060 to customer agreements, and $180 to non-compete agreements. The useful lives of these acquired intangible assets ranged from 3 to 6 years.

The excess of the fair value of consideration transferred in connection with the Company’s acquisition of Beninform Holdings, Inc. over the fair value of the net identifiable assets acquired of $3,304 has been recorded as goodwill. This goodwill is not expected to be deductible for tax purposes and represents the expected synergies of the combined company and intangible assets that do not qualify for separate recognition.

The amounts of revenue and net loss of the acquired company included in the Company’s consolidated statements of operations and comprehensive loss from the acquisition date through December 31, 2010 are $1,446 and $(305), respectively. The pro forma consolidated revenue and net loss as if the acquired company had been included in the consolidated results of the Company for the entire year ending December 31, 2010 are $69,033 and $(2,617), respectively.

5. Fair Value Measurement

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, net accounts receivable, accounts payable and other accrued liabilities, and accrued compensation and benefits, approximate fair value due to their short-term nature. The carrying value of the Company’s financing obligations approximates fair value, considering the borrowing rates currently available to the Company for financing obligations with similar terms and credit risks.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1.   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2.   Other inputs that are directly or indirectly observable in the marketplace.

Level 3.   Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis using the above categories, as of December 31, 2011 and 2012.

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market mutual funds (1)	$15,634	$—	$—	$15,634

Total assets	$15,634	$—	$—	$15,634

Liabilities:
Contingent consideration (2) (see Note 4)	$—	$—	$2,538	$2,538

Total liabilities	$—	$—	$2,538	$2,538

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market mutual funds (1)	$18,282	$—	$—	$18,282

Total assets	$18,282	$—	$—	$18,282

Liabilities:
Contingent consideration (2) (see Note 4)	$—	$—	$328	$328

Total liabilities	$—	$—	$328	$328

(1)	Money market funds are classified as cash equivalents in the Company’s consolidated balance sheets. As short-term, highly liquid investments readily convertible to known amounts of cash, with remaining maturities of three months or less at the time of purchase, the Company’s cash equivalent money market funds have carrying values that approximate fair value.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

(2)	Contingent consideration related to acquisitions is classified within Level 3 because the liabilities are valued using significant unobservable inputs. The Company estimated the fair value of the acquisition-related contingent consideration using a probability-weighted discounted cash flow method. On the consolidated statements of operations and comprehensive loss, change in fair value related to changes in estimated contingent consideration to be paid is included in “Change in fair value of contingent consideration,” and accretion of the discount on contingent consideration is included in other expense.

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the years ended December 31:

	2011	2012
Balance of contingent consideration at January 1	$1,696	$2,538
Change in fair value	503	121
Accretion of discount	339	67
Payment	—	(2,398)

Balance of contingent consideration at December 31	$2,538	$328

6. Property and Equipment

Property and equipment consists of the following as of December 31:

	2011	2012
Computers and related equipment	$11,112	$10,521
Furniture and fixtures	1,987	2,406
Other equipment	1,921	1,941
Purchased software and licenses	12,389	12,605
Software developed	11,447	13,363
Vehicles	158	111
Leasehold improvements	754	1,690

Total property and equipment, at cost	39,768	42,637
Accumulated depreciation and amortization	(24,052)	(28,487)

Property and equipment, net	$15,716	$14,150

Depreciation and amortization expense on property and equipment was $6,343, $7,040, and $8,294, for the years ended December 31, 2010, 2011 and 2012, respectively. Property and equipment at December 31, 2011 and 2012 includes fixed assets acquired under capital lease agreements of $5,268 and $3,893, respectively. Accumulated depreciation of assets under capital leases totaled $1,551 and $1,392 as of December 31, 2011 and 2012, respectively. Amortization of assets under capital leases is included in depreciation expense.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The Company capitalized software development costs of $2,711 and $3,089 for the years ended December 31, 2011 and 2012, respectively. Amortization of capitalized software development costs totaled $1,690, $2,009 and $3,145 during the years ended December 31, 2010, 2011 and 2012, respectively. The net book value of capitalized software development costs was $3,960 and $3,969 at December 31, 2011 and 2012, respectively.

During 2012, the Company determined it was no longer probable that certain software developed for internal use and certain purchased software would produce expected cash flows for the remainder of their respective useful lives. As a result, the Company recognized an impairment charge related to these long-lived assets totaling $1,051 for the year ended December 31, 2012.

In 2011, the Company traded in used computer equipment in a purchase of servers, computers, software, and services. The assets transferred were accounted for at fair value. The Company recognized a gain on the exchange of $178 in other expense.

7. Goodwill and Intangible Assets

The Company’s goodwill balance is solely attributable to the Benefit Informatics reporting unit. The change in the carrying amount of goodwill was as follows for the years ended December 31:

	2011	2012
Goodwill on January 1	$3,304	$1,634
Impairment	(1,670)	—

Goodwill on December 31	$1,634	$1,634

The impairment recorded during the year ended December 31, 2011 was due to declines in the expected future performance of the assets acquired, as a result of decreased forecasted revenue and net cash flows.

Information regarding the Company’s acquisition-related intangible assets is as follows:

	As of December 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Trademarks	$240	$(68)	$172	3.6
Customer agreements	2,060	(365)	1,695	6.6
Non-compete agreements	126	(80)	46	1.6

Total	$2,426	$(513)	$1,913	6.2

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

	As of December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life (in years)
Trademarks	$240	$(116)	$124	2.6
Customer agreements	2,060	(622)	1,438	5.6
Non-compete agreements	126	(109)	17	0.6

Total	$2,426	$(847)	$1,579	5.4

Amortization expense of acquisition-related intangible assets for the years ended December 31, 2010, 2011 and 2012 was $152, $361, and $335, respectively. As of December 31, 2012, expected amortization expense for the intangible assets for each of the next five years and thereafter was as follows:

2013	$323
2014	305
2015	285
2016	258
2017	258
Thereafter	150

Total	$1,579

In 2011, the Company determined that the decrease in revenue and net cash flow projections of Benefit Informatics represented an indicator of potential impairment of certain intangible assets on October 31, 2011. The Company determined that the fair value of the intangible assets was less than the expected future cash flows associated with the intangible asset (step 1). The amount of impairment was then calculated and recognized as the difference between the present value of the cash flows and the fair value of the intangible assets (step 2). Impairment charges of $54 to non-compete agreements were recognized for the year ended December 31, 2011 under operating expenses within the Company’s Employer segment.

There were no such impairment charges to intangible assets during the years ended December 31, 2010 and 2012.

8. Notes Payable

In December 2010, the Company borrowed $816 under a senior secured promissory note to finance purchases of computer equipment (“Hardware Note”). The note bears interest at a fixed annual rate of 5.0% with principal and interest paid in equal monthly installments through December 2013. The Hardware Note is collateralized by certain specifically identified computers and related equipment.

In August 2011, the Company borrowed $2,020 under a senior secured promissory note to purchase computers and related equipment and software (“Hardware and Software Note”). The note bears interest at a fixed annual rate of 4.5% and is collateralized by certain specifically identified computers and related equipment and software. Principal and interest are paid in equal monthly installments through August 2014.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

In November 2012, the Company entered into a senior secured non-revolving master line of credit facility with a lender (“Master Credit Facility”). The total amount made available under the Master Credit Facility was $6,000. The purpose of the Master Credit Facility is to finance purchases of fixed assets, software, and leasehold improvements.

In November and December 2012, the Company borrowed $4,535 under two senior secured Promissory Notes governed by the Master Credit Facility (“Credit Facility Notes”). The Credit Facility Notes bear interest at a fixed annual rate of 3.6%, and are repayable in equal monthly installments of principal and interest through December 2015. The Credit Facility Notes are collateralized by all accounts receivable and certain specifically identified computers and related equipment and software of the Company.

As of December 31, 2012, $1,465 of the Master Credit Facility was unused. The Company does not incur commitment fees on the unused portion of the Master Credit Facility. The unused Master Credit Facility expires in November 2014. The Company incurred debt issuance costs of $23 related to the Master Credit Facility. These costs are included in prepaid expenses and other current assets and are amortized over the term of the Master Credit Facility on a straight-line basis. The results obtained are not materially different from the results that would be obtained if the effective interest method were applied.

The following table summarizes the outstanding principal balance and estimated net book value of the computers and related equipment and software collateralizing the Company’s outstanding notes payable:

		Outstanding Principal Balance as of December 31,		Estimated Net Book Value of Collateral Equipment as of December 31,
	Interest Rate	2011	2012	2011	2012
Hardware Note	5.0%	$558	$286	$556	$263
Hardware and Software Note	4.5%	1,809	1,156	2,044	1,329
Credit Facility Notes	3.6%	—	4,535	—	3,199
Other Notes	5.0% - 10.0%	154	4	264	—

Total		$2,521	$5,981	$2,864	$4,791

The interest rates for the notes in the table above approximate currently available rates for financing obligations with similar terms and credit risks.

Future minimum principal payments for the outstanding notes payable as of December 31, 2012 are $2,420, $1,985, $1,568 and $8 for the years ended December 31, 2013, 2014, 2015 and 2016, respectively.

9. Commitment and Contingencies

Operating and Capital Lease Commitments

The Company has entered into various capital lease arrangements to obtain property and equipment for operations. These agreements range from 3 to 5 years with interest rates ranging from 3.6% to 14.9%. The leases are secured by the underlying leased property and equipment.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

In 2011, the Company entered into a lease with a term of 3 years to finance data processing equipment. The lease provides for a bargain purchase option at the end of the term. The total payments under the lease are $3,005. The Company accounts for this arrangement as a capital lease. As of December 31, 2011 and 2012, capital lease obligations include amounts under this lease of $2,297 and $1,375, respectively.

The Company also leases office facilities under various non-cancelable operating lease agreements with original lease periods expiring between 2013 and 2024. Some of the leases provide for renewal terms at the Company’s option. Certain future minimum lease payments due under these operating lease agreements contain free rent periods or escalating rent payment provisions. These leases generally do not contain purchase options. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

Rent expense totaled $3,205, $3,292 and $3,850 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments are as follows:

	Operating Leases	Capital Leases
Year Ending December 31,
2013	$3,751	$1,222
2014	3,761	494
2015	3,874	23
2016	3,991	23
2017	4,021	23
Thereafter	21,405	—

Total minimum lease payments	$40,803	1,785

Less: imputed interest		(64)
Less: current portion		(1,171)

Capital lease obligations, net of current portion		$550

Contractual Commitments

The Company also has $3,001 of non-cancellable contractual commitments as of December 31, 2012 related to the purchase of software and colocation services. These commitments are not accrued in the consolidated balance sheet of the Company.

Legal Contingencies

The Company may become a party to a variety of legal proceedings that arise in the normal course of business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes, based on current knowledge, that the final outcome of any matters will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

10. Stock-Based Compensation

The Company maintains the Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan (the “2000 Plan”) and the Benefitfocus.com, Inc. 2012 Stock Plan (the “2012 Plan”), pursuant to which the Company has reserved 3,941,253 shares of its common stock for issuance to its employees, directors and non-employee third parties. The 2012 Plan, effective on January 31, 2012, serves as the successor to the 2000 Plan and permits the granting of both incentive stock options and nonqualified stock options. No new awards will be issued under the 2000 Plan as of the effective date of the 2012 Plan. Outstanding awards under the 2000 Plan continue to be subject to the terms and conditions of the 2000 Plan. Shares available for grant under the 2000 Plan, which were reserved but not issued or subject to outstanding awards under the 2000 Plan as of the effective date, were added to the reserves of the 2012 Plan.

The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the Chairman of the Board who is delegated the authority by the Company’s board of directors. Stock options are granted at exercise prices not less than the estimated fair market value of the Company’s common stock at the date of grant. As of December 31, 2012, the Company had 320,189 shares allocated to the 2012 Plan, but not yet issued. Generally, the Company issues previously unissued shares for the exercise of stock options; however, previously acquired shares may be reissued to satisfy future issuances. The options typically vest quarterly over a four-year period. The options expire ten years from the grant date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting schedule.

Stock-based compensation expense related to stock options is included in the following line items in the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31:

	2010	2011	2012
Cost of revenue	$352	$252	$195
Sales and marketing	77	102	68
Research and development	87	121	130
General and administrative	519	246	319

	$1,035	$721	$712

The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the years ended December 31:

	2010	2011	2012
Risk-free interest rate	1.9% - 3.2%	—	0.8% - 1.2%
Expected term (years)	6.08 - 6.58	—	6.08
Expected volatility	57% - 59%	—	53% - 55%
Dividend yield	0%	—	0%
Weighted-average grant date fair value per share	$ 2.43	—	$ 4.24

The following is a summary of the option activity for the year ended December 31, 2011:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding balance at December 31, 2010	2,906,741	$5.11
Granted	—	—
Exercised	(77,712)	1.80
Forfeited	(68,846)	4.31
Expired	(47,375)	2.23

Outstanding balance at December 31, 2011	2,712,808	$5.27	5.89	$2,861

Exercisable at December 31, 2011	2,187,340	$5.44	5.46	$2,287

Vested and expected to vest at December 31, 2011	2,626,849	$5.30	5.84	$2,745

The following is a summary of the option activity for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding balance at December 31, 2011	2,712,808	$5.27
Granted	592,459	9.50
Exercised	(50,410)	2.14
Forfeited	(62,297)	5.45
Expired	(71,496)	4.03

Outstanding balance at December 31, 2012	3,121,064	$6.15	5.71	$11,788

Exercisable at December 31, 2012	2,327,504	$5.42	4.62	$10,387

Vested and expected to vest at December 31, 2012	3,024,199	$6.10	5.62	$11,575

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The total compensation cost related to nonvested awards not yet recognized as of December 31, 2012 was $2,982 and will be recognized over a weighted-average period of approximately 3.2 years. The aggregate intrinsic value of employee options exercised during the years ended December 31, 2010, 2011, and 2012 was $264, $214, and $293, respectively.

11. Redeemable Convertible Preferred Stock

In February 2007, the Company sold 14,055,851 shares of Series A redeemable convertible preferred stock (“Series A”) for $7.52 per share and received proceeds of $105,505, net of $195 of issuance costs, and concurrently repurchased 12,084,741 shares of its outstanding common stock for $85,681.

In August 2010, the Company sold 2,441,009 shares of Series B redeemable convertible preferred stock (“Series B”) for $12.29 per share and received proceeds of $29,973, net of $27 of issuance costs and concurrently repurchased 2,441,009 shares of its outstanding common stock held by its founders for $30,000 or $12.29 per share. As the selling stockholders gave up control rights and liquidation rights, the entire consideration was allocated to the cost of the repurchased shares.

All repurchased common stock was retired immediately upon repurchase.

Series A and Series B are collectively referred to herein as the “Series Preferred”.

Dividend Rights

The holders of Series A are entitled to receive, prior to any distribution to the holders of Series B or common stock, preferential cumulative dividends, at the rate of 10% compounded annually. No dividends were declared through December 31, 2012 or through the date of issuing these financial statements. Cumulative dividends will not be paid, except in cases of Winding Up (as defined below); a merger, share exchange or consolidation resulting in a loss of control by stockholders of the Company prior to such event; a sale or other disposition of substantially all assets of the Company; or if Series A are redeemed. The distribution to holders of Series A, including accumulated dividends, is capped at 1.5 times the original issue price. The accumulated dividends as of December 31, 2011 and 2012 were $52,850 or $3.76 per share of Series A. Cumulative dividends have not been recorded in the accompanying consolidated financial statements, because it is not probable that the Series Preferred will become redeemable.

In addition to the preferential cumulative dividends, holders of Series Preferred shall be entitled to receive, on an if-converted basis, when set aside or paid by the Company, any dividends on the Company’s common stock.

Conversion Rights

Series Preferred are convertible into an equivalent number of common shares, at any time and without any additional payment. Pro rata adjustments will be applied in the events of stock splits, common stock dividends paid, and issuances of common stock, securities convertible to common stock, and options to purchase common stock at a price below the relevant Series Preferred price per share. Issuances of common stock and options to purchase common stock granted to employees, directors, and consultants are excluded from such adjustments, up to the number of shares issued and to be issued upon exercise of options of 4,044,525 after August 24, 2010.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

All outstanding shares of Series Preferred shall be converted into shares of common stock in the event of a firm commitment underwritten public offering resulting in an offer of at least $15.04 per common share and $30,000 of gross proceeds. The conversion rights terminate upon a liquidating event.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up (together all hereafter referred to as a “Winding Up”) of the Company, the holders of Series A are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the greater of 1) the Series A original issue price plus any unpaid cumulative dividends, up to 1.5 times the original issue price, or 2) the amount that would have been payable had all the Series A shares been converted to common stock. The holders of Series B shall be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the greater of 1) the Series B original issue price plus any dividends declared but unpaid, or 2) such amount per share as would have been payable had all the Series B shares been converted into common stock. Amounts so payable to the holders of Series Preferred are hereinafter referred to as “Liquidation Amounts”. After the payment of Liquidation Amounts to all holders of Series Preferred, if payments to the holders of Series B are less than 1.5 times the Series B original issue price (“Series B Floor”), then amounts that would otherwise be payable to the Company’s founders shall instead be paid to the holders of the Series B, until they have received a per share amount equal to the Series B Floor.

If upon such Winding Up, the assets are insufficient to pay the holders of Series Preferred the full amount to which they are entitled, they shall share ratably in any distribution of the assets available in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Redemption Rights

The Company is obligated to redeem all of the Series Preferred upon the occurrence of certain deemed liquidation events (including merger, share exchange, or consolidation in which the Company is a party, or a subsidiary of the Company is a party where the Company issues shares of its capital stock, resulting in a loss of control by the current stockholders; or sale or other disposition of substantially all assets of the Company; or any other transaction resulting in the loss of control by the current stockholders), if a majority, by voting power, of the all holders of Series Preferred request such redemption (“Redemption Event”). The redemption price shall be equal to the Liquidation Amounts, as defined above. If the assets of the Company are not sufficient to redeem all of the Series Preferred upon the occurrence of a Redemption Event, the Company shall redeem Series Preferred ratably based on amounts that would be payable if the assets were sufficient, and redeem the remaining Series Preferred as soon as is practicable thereafter.

Voting Rights

Each holder of Series Preferred is entitled to the number of votes equal to the number of shares of common stock into which such shares are convertible. Voting rights are consistent with the rights of holders of common stock, except as otherwise required by law or as specified in the Company’s Articles of Incorporation.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The holders of Series A and Series B are entitled to elect two and one directors, respectively. Common stockholders, acting separately from the holders of Series Preferred, are entitled to elect two directors. The following events require a majority vote of the holders of Series Preferred: 1) revisions to Articles of Incorporation or Bylaws, 2) merger, sale or recapitalization, 3) creation, authorization or issuance of additional stock, 4) purchase or redemption of capital stock, other than preferred redemptions and repurchase of stock from former employees and 5) entering into any agreement or other transaction with any affiliate, other than arms-length transactions approved by the Board. Additionally, the following events require a majority vote of the holders of Series B: 1) changes to the rights of the holders of Series B, 2) merger, sale or recapitalization, 3) changes to the number of authorized shares of Series B, 4) creation of a class of stock superior in rights to Series B, but not Series A.

The following events require a majority vote of the five members of the Board of Directors who are elected separately by the holders of Series A, the holders of Series B, and common stockholders: 1) entering into acquisition or debt agreements in excess of $10,000 (individually or in the aggregate), 2) disposition of substantially all the assets of the Company, 3) transactions resulting in a loss of control of the Company by stockholders before the transaction, or 4) change in the number of directors on the Board of Directors.

12. Stockholders’ Deficit

Common Stock

Benefitfocus.com, Inc. is authorized to issue two classes of stock, designated common stock and redeemable convertible preferred stock. Benefitfocus.com, Inc. is authorized to issue 116,496,860 total shares, consisting of 100,000,000 shares of common stock and 16,496,860 shares of Series Preferred. At December 31, 2012, Benefitfocus.com, Inc. had reserved a total of 20,438,113 of its authorized 100,000,000 shares of common stock for future issuance as follows:

For conversion of Series Preferred	16,496,860
Outstanding stock options	3,121,064
Outstanding common warrant	500,000
Possible future issuance under stock option plans	320,189

Total common shares reserved for future issuance	20,438,113

The holders of common stock are entitled to receive dividends if and when declared by the Company, but not until preferential cumulative dividends on Series Preferred stock have been either (i) paid or (ii) declared and Benefitfocus.com, Inc. has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.

During 2009, in connection with a new five-year contract executed with a major customer, the Company issued a warrant to the customer for the right to purchase 500,000 shares of common stock at $5.48 per share. The warrant was issued from the incentive stock option pool of shares approved by the Board of Directors. Under the terms of the warrant, the warrant expires in 10 years. The customer was originally entitled to exercise the warrant in its entirety in 9.5 years. Earlier exercise rights for all or part of the warrants are triggered under certain conditions, the most relevant of which are, on or after the third anniversary date of the issuance date if an IPO has occurred and immediately prior to the closing of a defined Corporate Transaction. In the event the customer cancels the contract prior to the end of the five-year term, one half of the warrants would have been forfeited. In March 2013, the Company made this warrant fully exercisable.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The Company used an option pricing model to determine the fair value of the common stock warrant. Significant inputs included an estimate of the fair value of the Company’s common stock, the remaining contractual life of the warrant, an estimate of the probability and timing of a liquidity event, a risk-free rate of interest and an estimate of the Company’s stock volatility using the volatilities of guideline peer companies. The value of the exercisable portion of the warrant is not dependent on the customer’s fulfillment of the contract and was measured on the issuance date, with the total fair value at issuance being recognized as a reduction to revenue over the contract period on the straight line basis. The remaining half of the warrant that was dependent on contract fulfillment by the customer was remeasured each quarter, with the resulting increment or decrement in value recognized as a revenue reduction on the straight line basis beginning in the quarter of the revaluation through the end of the contract. The related reduction of revenue during the years ended December 31, 2010, 2011 and 2012 was $306, $141 and $488, respectively.

13. Employee Benefit Plan

The Company maintains a qualified defined contribution plan under Section 401(k) of the U.S. Internal Revenue Code (the “401(k) Plan”) covering substantially all employees. Employees are eligible to participate in the 401(k) Plan after one day of service and upon attainment of age 21, and may elect to defer an amount or percentage of their annual compensation up to amounts prescribed by law. The Company makes discretionary matching contributions to employee plan accounts. During each of the years ended December 31, 2010, 2011, and 2012, the Company matched 50% of the employees’ contribution, with the match limited to 3% of qualifying compensation. Employee vesting in matching company contributions occurs at a rate of 20% per year after achieving two years of service. During the years ended December 31, 2010, 2011 and 2012, employer matching contributions were $745, $857 and $1,013, respectively.

14. Income Taxes

The Company files income tax returns in the U.S. for federal and various state jurisdictions. The Company is subject to U.S. federal income tax examination for calendar tax years 2009 through 2011 as well as state income tax examinations for various years depending on statutes of limitations of those jurisdictions.

The following summarizes the components of income tax expense for the years ended December 31:

Current taxes:	2010	2011	2012
Federal	$(63)	$—	$—
State and local	73	35	84

Total current taxes	$10	$35	$84

Deferred taxes:
Federal	$—	$—	$—
State and local	—	—	—

Total deferred taxes	$—	$—	$—

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Reconciliation between the effect of applying the federal statutory rate and the effective income tax rate used to calculate the Company’s income tax provision is as follows for the years ended December 31:

	2010	2011	2012
Federal statutory rate	34.0%	34.0%	34.0%
Effect of:
State income taxes, net of federal benefit	1.0	2.8	3.5
Change in tax rates	(10.9)	0.7	2.6
Change in valuation allowance	(37.5)	(33.2)	(38.6)
State tax credits	31.2	2.2	—
Contingent consideration amortization	—	(5.7)	(0.5)
Stock-based compensation	(14.4)	(1.1)	(1.2)
Other permanent items	(3.9)	(0.4)	(0.4)
Other temporary items	—	0.5	—

Income tax provision effective rate	(0.5)%	(0.2)%	(0.6)%

The significant components of the Company’s deferred tax asset were as follows as of December 31:

	2011	2012
Deferred tax assets relating to:
Net operating loss carryforwards	$10,742	$9,744
Deferred revenue	7,545	13,185
Commissions accrual	111	260
Deferred rent	702	876
State tax credits	2,968	2,968
Stock compensation	901	1,172
Compensation and accruals	1,160	1,506

Total gross deferred tax assets	24,129	29,711

Deferred tax liabilities:
Prepaid expenses	$(410)	$(374)
Property and equipment and intangible assets	(5,665)	(5,624)

Total gross deferred tax liabilities	(6,075)	(5,998)

Deferred assets less liabilities	18,054	23,713
Less: valuation allowance	(18,054)	(23,713)

Net deferred tax asset (liability)	$—	$—

As of December 31, 2011 and 2012, the Company’s gross deferred tax was reduced by a valuation allowance of $18,054 and $23,713, respectively. The valuation allowance increased by $5,659 during the year ended December 31, 2012. The valuation allowance increase resulted primarily from changes in the deferred revenue deferred tax asset, which on its own increased by $5,640 during the year.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences in the future

Net operating loss carryforwards for federal income tax purposes were approximately $28,884 and $25,595 at December 31, 2011 and 2012, respectively. State net operating loss carryforwards were $26,877 and $23,589 at December 31, 2011 and 2012, respectively. The federal net operating loss carryforwards will expire at various dates beginning in 2016 through 2032, if not utilized. Net operating loss carryforwards and credit carryforwards reflected above may be limited due to historical and future ownership changes.

South Carolina jobs tax credit and headquarters tax credit carryovers of $4,500 and $4,500 were available at December 31, 2011 and 2012, respectively. Headquarters credits are expected to be used to offset future state income tax license fees. The credits expire in various amounts during 2019 through 2032.

15. Segments and Geographic Information

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by information about operating segments, for purposes of allocating resources and evaluating financial performance.

The Company’s reportable segments are based on the type of customer. The Company determined its operating segments to be: Employer, which derives substantially all of its revenue from customers that use the Company’s services for the provision of benefits to their employees, and administrators acting on behalf of employers; and Carrier, which derives substantially all of its revenue from insurance companies that provide coverage at their own risk.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The Company evaluates the performance of its operating segments based on operating income. The Company does not allocate interest income, interest expense or income tax expense by segment. Accordingly, the Company does not report such information. Additionally, Employer and Carrier segments share the majority of the Company’s assets. Therefore, no segment asset information is reported.

	Year Ended December 31,
	2010	2011	2012
Revenue from external customers by segment:
Employer	$9,356	$15,947	$23,760
Carrier	57,766	52,836	57,979

Total net revenue from external customers	$67,122	$68,783	$81,739

Depreciation and amortization by segment:
Employer	$723	$1,974	$2,257
Carrier	5,620	5,066	6,037

Total depreciation and amortization	$6,343	$7,040	$8,294

Income (loss) from operations by segment:
Employer	$(7,036)	$(20,226)	$(19,778)
Carrier	4,787	5,570	5,338

Total loss from operations	$(2,249)	$(14,656)	$(14,440)

Substantially all assets were held and all revenue was generated in the United States during the years ended December 31, 2010, 2011 and 2012.

The Company identifies three reporting units: Carrier, Employer, and Benefit Informatics. The Benefit Informatics reporting unit is included in the Company’s Employer operating segment.

16. Related Parties

Related Party Operating Leases

The Company leases its primary office space under the terms of two non-cancelable operating leases from an entity owned and controlled by two of the Company’s significant stockholders and executives. The leases have 15-year terms which started in 2006 and 2009. The Company has an option to renew the leases for 5 additional years. The leases provide for 3% fixed annual rent increases. Expenses related to these agreements were $3,100, $3,100 and $3,600 for the years ended December 31, 2010, 2011 and 2012, respectively, and consist of rent on a straight-line basis and related facilities expenses. Amounts due to the related party were $212 and $234 as of December 31, 2011 and 2012, respectively.

Related Party Travel Expenses

The Company utilizes the services of a private air transportation company that is owned and controlled by one of the Company’s significant stockholders and executives. Expenses related to this company were $154, $105, and $120 for the years ended December 31, 2010, 2011, and 2012, respectively, and consist of air travel related to the operations of the business. Amounts due to the related party were de minimis as of December 31, 2011 and 2012.

BENEFITFOCUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

17. Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2012 through May 6, 2013, except as to Note 1, as to which the date is                     , 2013, the date on which the December 31, 2011 and 2012 consolidated financial statements and schedule were available to be issued.

In February 2013, the Company entered into an amendment to a 2009 office lease agreement with an entity owned and controlled by two of the Company’s significant stockholders and executives. Under the terms of the amendment, the Company has committed to rent additional office space under the agreement. Payments for the additional space will commence in 2014.

In March 2013, the Company accelerated the exercisability of its warrant to purchase 500,000 shares of common stock (see Note 12). Subsequent to this acceleration, the warrant is exercisable in full at any time by the customer.

In March 2013, the Company borrowed an additional $874 under a senior secured Promissory Note governed by the Master Credit Facility. This new Credit Facility Note bears interest at a fixed annual rate of 3.6% and is repayable in equal monthly installments of principal and interest through April 2016. The Credit Facility Note is collateralized by all accounts receivable and certain specifically identified computers and related equipment of the Company.

In March 2013, the Company entered into a lease with a term of 3 years to finance data processing equipment and software. The lease provides for a bargain purchase option at the end of the term. The total payments under the lease are $1,117. The Company accounts for this arrangement as a capital lease.

In the period subsequent to December 31, 2012, the Company has issued 142,000 stock options with an aggregate grant date fair value of $954.

BENEFITFOCUS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of December 31, 2012	As of March 31, 2013	As of March 31, 2013 Pro Forma
Assets
Current assets:
Cash and cash equivalents	$19,703	$17,732	$17,732
Accounts receivable, net	13,372	18,321	18,321
Prepaid expenses and other current assets	1,483	1,716	1,716

Total current assets	34,558	37,769	37,769
Property and equipment, net	14,150	14,680	14,680
Intangible assets, net	1,579	1,495	1,495
Goodwill	1,634	1,634	1,634
Deferred offering costs	—	453	453

Total assets	$51,921	$56,031	$56,031

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$1,726	$2,211	$2,211
Accrued expenses	2,453	2,508	2,508
Accrued compensation and benefits	9,661	13,263	13,263
Deferred revenue, current portion	11,165	11,357	11,357
Capital lease obligations, current portion	1,171	1,388	1,388
Notes payable, current portion	2,420	2,635	2,635
Contingent consideration related to acquisition, current portion	328	308	308

Total current liabilities	28,924	33,670	33,670

Deferred revenue, net of current portion	46,355	50,208	50,208
Capital lease obligations, net of current portion	550	978	978
Notes payable, net of current portion	3,561	3,630	3,630
Other non-current liabilities	2,301	2,405	2,405

Total liabilities	81,691	90,891	90,891

Commitments and contingencies
Redeemable convertible preferred stock:
Convertible Series A preferred stock, no par value, 14,055,851 shares authorized, issued and outstanding, as of December 31, 2012 and March 31, 2013, respectively; no shares issued and outstanding pro forma; liquidation preference of $158,550 at March 31, 2013	105,505	105,505	—
Convertible Series B preferred stock, no par value, 2,441,009 shares authorized, issued and outstanding, as of December 31, 2012 and March 31, 2013, respectively; no shares issued and outstanding pro forma; liquidation preference of $30,000 at March 31, 2013	29,973	29,973	—

Total redeemable convertible preferred stock	135,478	135,478	—

Stockholders’ deficit:
Common stock, no par value, 100,000,000 shares authorized, 20,125,063, 20,136,966 and 36,633,826 shares issued, and 4,792,347, 4,804,250 and 21,301,110 shares outstanding at December 31, 2012, March 31, 2013 and March 31, 2013 pro forma, respectively	6,109	6,602	142,080
Accumulated deficit	(171,357)	(176,940)	(176,940)

Total stockholders’ deficit	(165,248)	(170,338)	(34,860)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$51,921	$56,031	$56,031

The accompanying notes are an integral part of the Unaudited Consolidated Financial Statements.

BENEFITFOCUS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2012	2013
Revenue	$19,069	$23,848
Cost of revenue	10,688	12,647

Gross profit	8,381	11,201
Operating expenses:
Sales and marketing	7,142	9,221
Research and development	3,726	4,643
General and administrative	1,994	2,841
Change in fair value of contingent consideration	166	(29)

Total operating expenses	13,028	16,676

Loss from operations	(4,647)	(5,475)
Other income (expense):
Interest income	17	13
Interest expense	(58)	(77)
Other expense	(10)	(24)

Total other expense, net	(51)	(88)

Loss before income taxes	(4,698)	(5,563)
Income tax expense	24	20

Net loss	$(4,722)	$(5,583)

Comprehensive loss	$(4,722)	$(5,583)

Net loss per common share:
Basic and diluted	$(0.98)	$(1.16)

Pro forma:
Basic and diluted		$(0.26)

Weighted-average common shares outstanding:
Basic and diluted	4,810,059	4,798,043

Pro forma:
Basic and diluted		21,294,903

The accompanying notes are an integral part of the Unaudited Consolidated Financial Statements.

BENEFITFOCUS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Common Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2012	4,792,347	$6,109	$(171,357)	$(165,248)
Exercise of stock options	11,903	17	—	17
Stock based compensation expense	—	253	—	253
Accretion of customer warrant	—	223	—	223
Net loss	—	—	(5,583)	(5,583)

Balance, March 31, 2013	4,804,250	$6,602	$(176,940)	$(170,338)

The accompanying notes are an integral part of the Unaudited Consolidated Financial Statements.

BENEFITFOCUS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2012	2013
Cash flows from operating activities
Net loss	$(4,722)	$(5,583)
Adjustments to reconcile net loss to net cash and cash equivalents provided by operating activities:
Depreciation and amortization	1,864	1,838
Stock-based compensation expense	153	253
Change in fair value and accretion of warrant	88	223
Change in fair value of contingent consideration	181	(20)
Provision for doubtful accounts	24	36
Loss (gain) on disposal of property and equipment	—	15
Changes in operating assets and liabilities:
Accounts receivable, net	1,070	(4,985)
Prepaid expenses and other current assets	(738)	(233)
Accounts payable	119	474
Accrued expenses	235	(398)
Accrued compensation and benefits	1,095	3,602
Contingent consideration related to acquisition	(320)	—
Deferred revenue	6,431	4,045
Other non-current liabilities	128	105

Net cash and cash equivalents provided by (used in) operating activities	5,608	(628)

Cash flows from investing activities
Purchases of property and equipment	(1,370)	(1,258)

Net cash and cash equivalents used in investing activities	(1,370)	(1,258)

Cash flows from financing activities
Proceeds from notes payable borrowing	—	874
Repayment of notes payable	(327)	(591)
Proceeds from exercises of stock options	16	17
Payments of contingent consideration	(1,700)	—
Payments on capital lease obligations	(297)	(385)

Net cash and cash equivalents used in financing activities	(2,308)	(85)

Net increase (decrease) in cash and cash equivalents	1,930	(1,971)
Cash and cash equivalents, beginning of period	15,856	19,703

Cash and cash equivalents, end of period	$17,786	$17,732

Supplemental disclosure of non-cash investing and financing activities
Property and equipment acquired with direct financing or leases	$—	$1,041
Deferred offering costs included in accrued expenses	$—	$453

Supplemental disclosures of cash flow information
Income taxes	$4	$115

Interest	$61	$78

The accompanying notes are an integral part of the Unaudited Consolidated Financial Statements.

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

1. Organization and Description of Business

Benefitfocus, Inc. (the “Company”) is a leading provider of cloud-based benefits software solutions for consumers, employers, insurance carriers and brokers delivered under a software-as-a-service (SaaS) model. The financial statements of the Company include the financial position and operations of its wholly-owned subsidiary, Benefit Informatics, Inc. On January 1, 2013, the Company integrated the operations of Benefit Informatics, Inc.

The Company, a Delaware corporation, is a wholly owned subsidiary of Benefitfocus.com, Inc., the South Carolina corporation that conducts the business of the Company. On March 13, 2013, the Board of Directors of each of Benefitfocus, Inc. and Benefitfocus.com, Inc. approved a corporate restructuring to be effected prior to the completion of the Company’s initial public offering (the “IPO”) of shares of its common stock. Prior to the IPO, the Company intends to restructure its organization by merging Benefitfocus.com, Inc. with a newly formed South Carolina corporation, which is a wholly owned subsidiary of the Company. As a result of the restructuring, the common and preferred shareholders of Benefitfocus.com, Inc. will become common and preferred stockholders, respectively, of Benefitfocus, Inc. Also as a result of the restructuring, warrants that are exercisable for common shares of Benefitfocus.com, Inc. will become exercisable for common shares of Benefitfocus, Inc. Similarly, holders of options to purchase common shares of Benefitfocus.com, Inc. will become holders of options to purchase shares of common stock of Benefitfocus, Inc.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Presentation

The Company has filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) for the proposed IPO of shares of its common stock. If the Company’s IPO is consummated, all of the redeemable convertible preferred stock outstanding will convert into common stock. Unaudited pro forma stockholders’ deficit, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the March 31, 2013 unaudited pro forma consolidated balance sheet.

The unaudited pro forma net loss per common share for the three months ended March 31, 2013 assumes completion of the IPO and the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 16,496,860 shares of common stock as if such shares converted as of January 1, 2013.

The Company believes that the unaudited pro forma net loss per common share provides material information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

Principles of Consolidation

These unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The unaudited consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Interim Unaudited Consolidated Financial Information

The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification” or “ASC”) for interim financial information, and with the instructions for Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders’ deficit and cash flows. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2012 appearing elsewhere in this prospectus.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Such estimates include revenue recognition, including the customer relationship period, allowances for doubtful accounts and returns, valuations of deferred income taxes, long-lived assets, and warrants, the useful lives of assets, capitalizable software development costs and the related amortization, contingent consideration, stock based compensation, annual bonus attainment, acquired intangibles, and goodwill. Determination of these transactions and account balances are based on the Company’s estimates and judgments. These estimates are based on the Company’s knowledge of current events and actions it may undertake in the future as well as on various other assumptions that it believes to be reasonable. Actual results could differ from these estimates.

Revenue and Deferred Revenue

The Company derives the majority of its revenue from software services fees, which consist primarily of monthly subscription fees paid by customers for access to and usage of the Company’s cloud-based benefits software solutions for a specified contract term. The Company also derives revenue from professional services which primarily include fees related to the integration of customers’ systems with the Company’s platform, which typically includes discovery, configuration, deployment, testing, and training.

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided, the fees to be paid by the customer are fixed and determinable and collectability is reasonably assured. The Company considers that delivery of its cloud-based software services has commenced once it has granted the customer access to its platform.

The Company’s arrangements generally contain multiple elements comprised of software services and professional services. The Company evaluates each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable and within the Company’s control. The Company’s professional services are not sold separately from the software services and there is no alternative use for them. As such, the Company

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

has determined that the professional services do not have standalone value. Accordingly, software services and professional services are combined and recognized as a single unit of accounting.

The Company generally recognizes software services fees monthly based on the number of employees covered by the relevant benefits plans at contracted rates for a specified period of time, once the criteria for revenue recognition described above have been satisfied. The Company defers recognition of revenue for professional services fees paid by customers in connection with its software services, and begins recognizing such revenue once the services are performed and the software services have commenced, ratably over the longer of the contract term or the estimated expected life of the customer relationship. Costs incurred by the Company in connection with providing such professional services are charged to expense as incurred.

Cost of Revenue

Cost of revenue primarily consists of employee compensation, professional services, data center co-location costs, networking expenses, depreciation expenses for computer equipment directly associated with generating revenue, amortization expenses for capitalized software development costs, and infrastructure maintenance costs. In addition, the Company allocates a portion of overhead, such as rent, additional depreciation and amortization expense, and employee benefit costs, to cost of revenue based on headcount.

Cost Reclassification

The Company has reclassified certain amounts in its Consolidated Statement of Operations for the three months ended March 31, 2013 from cost of revenue to research and development expense. The reclassification was the result of an error correction in the calculation of such costs made subsequent to the original issuance of the March 31, 2013 financial statements. The effect of the reclassification was a reduction of previously reported cost of revenue and increases in previously reported gross profit, research and development, and total operating expenses.

The following table summarizes the impact on each of the affected financial statement line items for the three months ended March 31, 2013:

	As Previously Submitted	Reclassification Adjustment	As Revised
Cost of revenue	$13,568	$(921)	$12,647
Gross profit	10,280	921	11,201
Research and development	3,722	921	4,643
Total operating expenses	15,755	921	16,676

The reclassification had no effect on any other period, nor did it impact revenue, loss from operations, loss before income taxes, net loss or any per share amounts for any period presented.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held at financial institutions that management believes to be of high credit quality. The bank

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

deposits of the Company might, at times, exceed federally insured limits and are generally uninsured and uncollateralized. The Company has not experienced any losses on cash and cash equivalents to date. To manage accounts receivable risk, the Company evaluates the creditworthiness of its customers and maintains an allowance for doubtful accounts.

Accounts receivable were unsecured and were derived from revenue earned from customers located in the United States. Accounts receivable from one customer, Aetna, represented 18.2% and 11.7% of the total accounts receivable at December 31, 2012 and March 31, 2013, respectively. Accounts receivable from a second customer, Medical Mutual of Ohio, represented 10.0% of the total accounts receivable at March 31, 2013.

Revenue from the Company’s largest customer, Aetna, represented 11.3% of total revenue for the three months ended March 31, 2012. Additionally, revenue from two affiliated customers, BlueCross BlueShield of South Carolina and BlueChoice HealthPlan, represented 10.1% of total revenue for the same period. Revenue from these customers is reported in the Company’s Carrier segment. No customer represented more than 10.0% of total revenue for the three months ended March 31, 2013.

Accounts Receivable and Allowance for Doubtful Accounts and Returns

Accounts receivable is stated at realizable value, net of allowances for doubtful accounts and returns. The Company utilizes the allowance method to provide for doubtful accounts based on management’s evaluation of the collectability of amounts due, and other relevant factors. Bad debt expense is recorded in general and administrative expense on the unaudited consolidated statements of operations and comprehensive loss. The Company’s estimate is based on historical collection experience and a review of the current status of accounts receivable. Historically, actual write-offs for uncollectible accounts have not significantly differed from the Company’s estimates. The Company removes recorded receivables and the associated allowances when they are deemed permanently uncollectible. However, higher than expected bad debts may result in future write-offs that are greater than the Company’s estimates. The allowance for doubtful accounts was $130 and $159 as of December 31, 2012 and March 31, 2013, respectively.

The allowances for returns are accounted for as reductions of revenue and are estimated based on the Company’s periodic assessment of historical experience and trends. The Company considers factors such as the time lag since the initiation of revenue recognition, historical reasons for adjustments, new customer volume, complexity of billing arrangements, timing of software availability, and past due customer billings. The allowance for returns was $770 and $793 as of December 31, 2012 and March 31, 2013, respectively.

Capitalized Software Development Costs

The Company capitalizes certain costs related to its software developed or obtained for internal use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Internal and external costs incurred during the application development stage, including upgrades and enhancements representing modifications that will result in significant additional functionality, are capitalized. Software maintenance and training costs are expensed as incurred. Capitalized costs are recorded as part of property and equipment and are amortized on a straight-line

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

basis over the software’s estimated useful life. The Company evaluates the useful lives of these assets on at least an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

The Company capitalized software development costs of $804 and $688, and amortized capitalized software development costs of $575 and $603, for the three months ended March 31, 2012 and 2013, respectively. The net book value of capitalized software development costs was $3,969 and $4,053 at December 31, 2012 and March 31, 2013, respectively.

Comprehensive Loss

The Company’s net loss equals comprehensive loss for all periods presented.

Stock-Based Employee Compensation

Stock-based employee compensation is measured based on the grant-date fair value of the awards and recognized in the unaudited consolidated statements of operations and comprehensive loss over the period during which the optionholder is required to perform services in exchange for the award, which is the vesting period, using the straight-line method. The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options. The use of the option valuation model requires the input of subjective assumptions, including the fair value of the Company’s common stock, the expected life of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Recently Adopted Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”, which is intended to reduce the cost and complexity of performing an impairment test for indefinite-lived intangible assets by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The Company’s adoption of this statement, effective January 1, 2013, did not have any impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, ASU 2013-02 requires presentation, either on the face of the income statement or in the notes, of significant amounts reclassified out of accumulated other comprehensive income by respective line items of net income, but only if the amounts reclassified are required to be reclassified in their entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about these amounts. The Company prospectively adopted ASU 2013-02 effective January 1, 2013. The adoption of this pronouncement did not have any impact on the Company’s consolidated financial statements.

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

3. Net Loss Per Common Share

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Three Months Ended March 31,
Anti-Dilutive Common Share Equivalents	2012	2013
Redeemable convertible preferred stock:
Series A	14,055,851	14,055,851
Series B	2,441,009	2,441,009
Stock options	2,850,687	3,107,295
Warrants to purchase common stock	500,000	500,000

Total anti-dilutive common share equivalents	19,847,547	20,104,155

Basic and diluted net loss per common share is calculated as follows:

	Three Months Ended March 31,
	2012	2013
Numerator:
Net loss	$(4,722)	$(5,583)

Net loss attributable to common stockholders	$(4,722)	$(5,583)

Denominator:
Weighted-average common shares outstanding, basic and diluted	4,810,059	4,798,043

Net loss per common share, basic and diluted	$(0.98)	$(1.16)

Pro Forma Net Loss Per Common Share (unaudited)

The numerator and denominator used in computing the unaudited pro forma net loss per common share for the three months ended March 31, 2013 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the period presented or at the time of issuance, if later. Pro forma net loss per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

Three Months Ended March 31, 2013
(unaudited)
Numerator:
Net loss	$(5,583)

Net loss attributable to common stockholders	$(5,583)

Denominator:
Historical denominator for basic and diluted net loss per common share—weighted average common shares	4,798,043
Plus: assumed conversion of redeemable convertible preferred stock to common stock	16,496,860

Denominator for pro forma basic and diluted loss per common share	21,294,903

Pro forma basic and diluted net loss per common share	$(0.26)

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

4. Fair Value Measurement

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, net accounts receivable, accounts payable and other accrued liabilities, and accrued compensation and benefits, approximate fair value due to their short-term nature. The carrying value of the Company’s financing obligations approximates fair value, considering the borrowing rates currently available to the Company for financing obligations with similar terms and credit risks.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1.  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2.  Other inputs that are directly or indirectly observable in the marketplace.

Level 3.  Unobservable inputs for which there is little or no market data, which require the Company to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. This determination requires significant judgments to be made.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis using the above categories, as of December 31, 2012 and March 31, 2013.

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Cash equivalents (1):
Money market mutual funds	$18,282	$—	$—	$18,282

Total assets	$18,282	$—	$—	$18,282

Liabilities:
Contingent consideration (2)	$—	$—	$328	$328

Total liabilities	$—	$—	$328	$328

	March 31, 2013
Description	Level 1	Level 2	Level 3	Total
Cash equivalents (1):
Money market mutual funds	$17,403	$—	$—	$17,403

Total assets	$17,403	$—	$—	$17,403

Liabilities:
Contingent consideration (2)	$—	$—	$308	$308

Total liabilities	$—	$—	$308	$308

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

(1)	Money market funds are classified as cash equivalents in the Company’s unaudited consolidated balance sheets. As short-term, highly liquid investments readily convertible to known amounts of cash, with remaining maturities of three months or less at the time of purchase, the Company’s cash equivalent money market funds have carrying values that approximate fair value.

(2)	Contingent consideration related to acquisitions is classified within Level 3 because the liabilities are valued using significant unobservable inputs. The Company estimated the fair value of the acquisition-related contingent consideration using a probability-weighted discounted cash flow method. On the unaudited consolidated statements of operations and comprehensive loss, change in fair value related to changes in estimated contingent consideration to be paid is included in “Change in fair value of contingent consideration,” and accretion of the discount on contingent consideration is included in “Other (expense), net”.

Assets Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the three months ended March 31:

	2012	2013
Balance at January 1	$2,538	$328
Change in fair value	166	(29)
Accretion of discount	15	9
Payment	(2,020)	—

Balance of contingent consideration at March 31	$699	$308

5. Notes Payable

In November 2012, the Company entered into a senior secured non-revolving master line of credit facility with a lender (“Master Credit Facility”). The total amount made available under the Master Credit Facility was $6,000. The purpose of the Master Credit Facility is to finance purchases of fixed assets, software, and leasehold improvements. As of December 31, 2012 and March 31, 2013, the Company had $4,535 outstanding under two senior secured promissory notes. In March 2013, the Company borrowed an additional $874 under a third senior secured promissory note (“Third Credit Facility Note”), all governed by the Master Credit Facility (together, the “Credit Facility Notes”). The Credit Facility Notes bear interest at a fixed annual rate of 3.6%. The First and Second Credit Facility Notes and are repayable in equal monthly installments of principal and interest through December 2015. The Third Credit Facility Note is repayable in equal monthly installments of principal and interest through April 2016. The Credit Facility Notes are collateralized by all accounts receivable and certain specifically identified computers and related equipment of the Company.

As of March 31, 2013, approximately $591 of the Master Credit Facility was unused. The unused Master Credit Facility expires in November 2014.

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

6. Commitments and Contingencies

Capital Lease Commitments

The Company has entered into various capital lease arrangements to obtain property and equipment for operations. These agreements range from 3 to 5 years with interest rates ranging from 3.6% to 14.9%. The leases are secured by the underlying leased property and equipment.

In March 2013, the Company entered into a lease with a term of 3 years to finance data processing equipment and software. The total payments under the lease are $1,117. The lease provides for a bargain purchase option at the end of its term. The Company accounts for this arrangement as capital lease.

Related Party Operating Leases

The Company leases its primary office space under the terms of two non-cancelable operating leases from an entity owned and controlled by two of the Company’s significant stockholders and executives. The leases have 15-year terms which started in 2006 and 2009. The Company has an option to renew the leases for 5 additional years. The leases provide for 3% fixed annual rent increases. Expenses related to these agreements were $782 and $1,013 for the three months ended March 31, 2012 and 2013, respectively, and consist of rent on a straight-line basis and related facilities expenses. Amounts due to the related party were $234 and $70 as of December 31, 2012 and March 31, 2013, respectively.

In February 2013, the Company entered into an amendment to a 2009 office lease agreement. Under the terms of the amendment, the Company has committed to rent additional office space under the agreement. Payments for the additional space will commence in 2014.

7. Stock-Based Compensation

The Company maintains the Benefitfocus.com, Inc. 2000 Stock Option Plan (the “2000 Plan”) and the Benefitfocus.com, Inc. 2012 Stock Plan (the “2012 Plan”), pursuant to which the Company has reserved 3,929,350 shares of its common stock for issuance to its employees, directors and non-employee third parties. The 2012 Plan, effective on January 20, 2012, serves as the successor to the 2000 Plan and permits the granting of both incentive stock options and nonqualified stock options. No new awards will be issued under the 2000 Plan as of the effective date of the 2012 Plan. Outstanding awards under the 2000 Plan continue to be subject to the terms and conditions of the 2000 Plan. Shares available for grant under the 2000 Plan, which were reserved but not issued or subject to outstanding awards under the 2000 Plan as of the effective date, were added to the reserves of the 2012 Plan.

The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the Chairman of the Board who is delegated the authority by the Company’s board of directors. Stock options are granted at exercise prices not less than the estimated fair market value of the Company’s common stock at the date of grant. As of March 31, 2013, the Company had 322,055 shares allocated to the 2012 Plan, but not yet issued or subject to outstanding options. Generally, the Company issues previously unissued shares for the exercise of stock options; however, previously acquired shares may be reissued to satisfy future issuances. The options typically vest

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

quarterly over a four-year period. The options expire ten years from the grant date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting schedule.

Stock-based compensation expense related to stock options is included in the following line items in the accompanying unaudited consolidated statements of operations and comprehensive loss for the three months ended March 31:

	2012	2013
Cost of revenue	$42	$63
Sales and marketing	15	30
Research and development	27	66
General and administrative	69	94

	$153	$253

The Company values stock options using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the risk-free interest rate, expected life, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected life of an option is presumed to be the mid-point between the vesting date and the end of the contractual term. The Company used the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock options. Expected volatility is based on historical volatilities for publicly traded stock of comparable companies over the estimated expected life of the stock options. The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends.

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the three months ended March 31, 2012 (no stock options were granted for the three months ended March 31, 2013):

Risk-free interest rate	1.1%
Expected term (years)	6.08
Expected volatility	55%
Dividend yield	0%
Weighted average grant date fair value per share	$3.25

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

The following is a summary of the option activity for the three months ended March 31, 2013:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding balance at December 31, 2012	3,121,064	$6.15
Granted	—	—
Exercised	(11,903)	1.44
Forfeited	(42)	5.03
Expired	(1,824)	1.52

Outstanding balance at March 31, 2013	3,107,295	$6.17	5.48	$16,769

Exercisable at March 31, 2013	2,413,846	$5.50	4.55	$14,644

Vested and expected to vest at March 31, 2013	3,019,079	$6.12	5.39	$16,458

The total compensation cost related to nonvested awards not yet recognized as of March 31, 2013 was $2,686 and will be recognized over a weighted average period of approximately 3.03 years. The aggregate intrinsic value of employee options exercised during the three months ended March 31, 2012 and 2013 was $36 and $121, respectively.

8. Warrants

During 2009, in connection with a new five-year contract executed with a major customer, the Company issued a warrant to the customer for the right to purchase 500,000 shares of common stock at $5.48 per share. The warrant was issued from the incentive stock option pool of shares approved by the Board of Directors. Under the terms of the warrant, the warrants expire in 10 years. The customer was originally entitled to exercise the warrant in its entirety in 9.5 years, with earlier exercise rights for all or part of the warrants under certain conditions. The original terms of the warrant also provided that, in the event the customer cancelled the contract prior to the end of the five year term, one half of the warrants would be forfeited. In March 2013, the Company accelerated the vesting of the warrant, making it fully exercisable. As a result of the modification, quarterly remeasurement of the warrant will no longer be required. The reduction to revenue related to the warrant during the three months ended March 31, 2012 and 2013 was $88 and $223, respectively.

9. Income Taxes

The Company’s effective federal tax rate for the three months ended March 31, 2013 was less than one percent primarily as a result of estimated tax losses for the fiscal year. Current tax expense relates primarily to state income taxes.

10. Segments and Geographic Information

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

by information about operating segments, for purposes of allocating resources and evaluating financial performance.

The Company’s reportable segments are based on the type of customer. The Company determined its operating segments to be: Employer, which derives substantially all of its revenue from customers that use the Company’s services for the provision of benefits to their employees, and administrators acting on behalf of employers; and Carrier, which derives substantially all of its revenue from insurance companies that provide coverage at their own risk.

The Company evaluates the performance of its operating segments based on operating income. The Company does not allocate interest income, interest expense or income tax expense by segment. Accordingly, the Company does not report such information. Additionally, Employer and Carrier segments share the majority of the Company’s assets. Therefore, no segment asset information is reported.

	Three Months Ended March 31,
	2012	2013
Revenue from external customers by segment:
Employer	$5,065	$8,626
Carrier	14,004	15,222

Total net revenue from external customers	$19,069	$23,848
Depreciation and amortization by segment:
Employer	$544	$645
Carrier	1,320	1,193

Total depreciation and amortization	$1,864	$1,838
Income (loss) from operations by segment:
Employer	$(5,152)	$(3,889)
Carrier	505	(1,586)

Total loss from operations	$(4,647)	$(5,475)

Substantially all assets were held and all revenue was generated in the United States during the three months ended March 31, 2012 and 2013.

11. Subsequent Events

The Company has evaluated subsequent events that occurred after March 31, 2013 through July 19, 2013, the date on which the unaudited consolidated financial statements for the three months ended March 31, 2013 were available to be issued.

In the period subsequent to March 31, 2013, the Company has issued 142,000 stock options with an aggregate grant date fair value of $954.

In June 2013, the Company borrowed an additional $591 under a senior secured promissory note governed by the Master Credit Facility. The new Credit Facility Note bears interest at an annual rate of 3.73% and is repayable in equal monthly installments of principal and interest through June 2016. The

BENEFITFOCUS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share and per share data)

Credit Facility Note is collateralized by all accounts receivable and certain specifically identified computers and related equipment of the Company. As of June 30, 2013, the Company was not in compliance with its Net Operating Income covenant under the master credit facility. The lender has waived this covenant breach, as well as any future breaches of the Net Operating Income covenant, through August 1, 2014.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Common Stock

Goldman, Sachs & Co.	Deutsche Bank Securities	Jefferies

Canaccord Genuity	Piper Jaffray	Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee:

SEC registration fee	$
Stock exchange listing fee		*
FINRA filing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee, or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any person who is, or are threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee, or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws will provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be entered into in connection with this offering, include such a provision. Expenses incurred by any officer or director in defending any such action, suit, or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we intend to enter into indemnification agreements with each of our directors. Under the terms of our indemnification agreements, we will be required to indemnify each of our directors, to the fullest extent permitted by the laws of the State of Delaware, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. We must indemnify our officers and directors against any and all (a) costs and expenses (including attorneys’ and experts’ fees, expenses and charges) actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in, or preparing to investigate, defend, be a witness in or participate in, and (b) judgments, fines, penalties and amounts paid in settlement in connection with, in the case of either (a) or (b), any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing, or any other actual, threatened, or completed proceeding, by reason of the fact that (x) such person is or was a director or officer, employee, agent, or fiduciary of the Company or (y) such person is or was serving at our request as a director, officer, employee, agent, or fiduciary of another corporation, partnership, joint venture, trust, employee benefits plan, or other enterprise. The indemnification agreements will also require us, if so requested, to advance within 30 days of such request any and all costs and expenses that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to be indemnified for such costs and expenses. Our amended and restated bylaws also require that such person return any such advance if it is ultimately determined that such person is not entitled to indemnification by us as authorized by the laws of the State of Delaware.

We will not be required to provide indemnification under our indemnification agreements for certain matters, including: (1) indemnification in connection with certain proceedings or claims initiated or brought voluntarily by the indemnitee; (2) indemnification related to disgorgement of profits made from the purchase or sale of securities of our company under Section 16(b) of the Exchange Act or similar provisions of state statutory or common law; (3) indemnification that is finally determined, under the procedures and subject to the presumptions set forth in the indemnification agreements, to be unlawful; or (4) indemnification for liabilities for which the director has received payment under any insurance policy for such person’s benefit, our amended and restated certificate of incorporation or amended and restated bylaws or any other contract or otherwise, except with respect to any excess amount beyond the amount so received by such director or officer. The indemnification agreements will require us, to the extent that we maintain an insurance policy or policies providing liability insurance for directors, officers, employees, agents or fiduciaries of our company or of any other corporation, partnership, joint venture, trust, employee benefits plan, or other enterprise that such person serves at the request of our company, to cover such person by such policy or policies to the maximum extent available.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2010, we have sold the following securities that were not registered under the Securities Act.

•

From January 1, 2010 through May 31, 2013, we granted to directors, officers, employees, consultants and other service providers under the 2000 Plan options to purchase 512,000 shares of common stock at per share exercise prices ranging from $5.38 to $5.46.

•

From January 1, 2010 through May 31, 2013, we issued to directors, officers, employees, consultants and other service providers upon the exercise of options under our 2000 Plan 342,709 shares of common stock at exercise prices ranging from $0.69 to $5.38 per share for total consideration of $782,343.

•

From January 1, 2010 through May 31, 2013, we granted to directors, officers, employees, consultants and other service providers under the 2012 Plan options to purchase 734,459 shares of common stock with per share exercise prices ranging from $8.11 to $13.53.

•

In August 2010, we completed our Series B preferred stock financing with Oak Investment Partners XII, L.P. Oak Investment Partners purchased an aggregate of 2,441,009 shares of our Series B preferred stock at a purchase price per share of $12.29, for an aggregate purchase price of $30.0 million.

•	In May 2012, Francis J. Pelzer V, one of our directors, purchased 5,000 shares of our common stock at a purchase price per share of $13.53 for an aggregate purchase price of $67,650.

These issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Merger dated by and among Benefitfocus.com, Inc., Benefitfocus, Inc., and Benefitfocus Mergeco, Inc.*

3.1.1	Certificate of Incorporation of Benefitfocus, Inc., as currently in effect.**

3.1.2	Form of Amended and Restated Certificate of Incorporation of Benefitfocus, Inc., to be in effect at the closing of this offering.*

3.2.1	Bylaws of Benefitfocus, Inc., as currently in effect.**

3.2.2	Form of Amended and Restated Bylaws of Benefitfocus, Inc., to be in effect at the closing of this offering.*

4.1	Specimen Certificate for Common Stock.*

4.2	Amended and Restated Investors’ Rights Agreement, dated August 25, 2010, by and among Benefitfocus.com, Inc. and certain stockholders named therein.**

4.3	Amended and Restated Right of First Offer and Co-Sale Agreement, dated August 25, 2010, by and among Benefitfocus.com, Inc. and certain stockholders named therein.**

4.4	Warrant for the Purchase of Shares of Common Stock of Benefitfocus.com, Inc. issued November 23, 2009.**

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.*

10.1	Amended and Restated Voting Agreement dated August 25, 2010, by and among Benefitfocus.com, Inc., and certain stockholders named therein.**

10.2	Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan.**#

10.3	Benefitfocus.com, Inc. 2012 Stock Plan.**#

10.4	Form of Grant Notice and Stock Option Agreement under Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan.**#

10.5	Form of Grant Notice and Stock Option Agreement under Benefitfocus.com, Inc. 2012 Stock Plan.**#

10.6	Form of Management Incentive Bonus Program.**#

10.7	Employment Agreement, dated January 19, 2007, by and between Benefitfocus.com, Inc. and Mason R. Holland, Jr.**#

10.8	Employment Agreement, dated January 19, 2007, by and between Benefitfocus.com, Inc. and Shawn A. Jenkins.**#

10.9	Employment Agreement, dated November 16, 2011, by and between Benefitfocus.com, Inc. and Milton A. Alpern.**#

10.10	Form of Employment Agreement.**#

10.11	Form of Indemnification Agreement.**#

10.12	Lease between Daniel Island Executive Center, LLC and Benefitfocus.com, Inc., dated as of January 1, 2009, as amended.**

10.13	Lease between Daniel Island Executive Center, LLC and Benefitfocus.com, Inc., dated as of May 31, 2005.**

Exhibit Number	Description of Documents

10.14	Master Business Agreement between Aetna Life Insurance Company and Benefitfocus.com, Inc., dated as of November 28, 2006.**†

10.15	Master Guidance Line of Credit Agreement between Benefitfocus.com, Inc. and NBSC, a division of Synovus Bank, dated as of November 21, 2012 and the form of the Security Agreement and Promissory Notes thereunder.**†

21.1	List of Subsidiaries of Registrant.**

23.1	Consent of Ernst and Young LLP.*

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page).*

*	To be filed by amendment.
**	Previously filed.
#	Management contract or compensatory plan.
†	Confidential treatment will be requested with respect to portions of this exhibit.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions Charged To Expense	Additions Charged Against Revenue	Deductions	Balance at End of Period
Allowance for doubtful accounts and returns:
Year ended December 31, 2010	$213	$130	$111	$(182)	$272
Year ended December 31, 2011	$272	$136	$491	$(540)	$358
Year ended December 31, 2012	$358	$98	$1,330	$(886)	$900

	Balance at Beginning of Period	Additions Charged To Costs and Expenses (1)	Deductions	Balance at End of Period
Deferred tax asset valuation allowance:
Year ended December 31, 2010	$11,960	$1,144	$—	$13,104
Year ended December 31, 2011	$13,104	$4,950	$—	$18,054
Year ended December 31, 2012	$18,054	$5,659	$—	$23,713

(1)	Increase in valuation allowance is related to the generation of net operating losses and other deferred tax assets.

Item 17. Undertakings.

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Charleston, South Carolina on                      , 2013.

Benefitfocus, Inc.

By:
Shawn A. Jenkins,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Milton A. Alpern and Paris Cavic, acting singly, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
	Chairman of the Board of Directors	, 2013
Mason R. Holland, Jr.

	President and Chief Executive Officer (principal executive officer) and Director	, 2013
Shawn A. Jenkins

	Chief Financial Officer (principal financial and accounting officer)	, 2013
Milton A. Alpern

	Director	, 2013
Joseph P. DiSabato

	Director	, 2013
Ann H. Lamont

	Director	, 2013
Francis J. Pelzer V

	Director	, 2013
Raheel Zia

INDEX OF EXHIBITS

Exhibit Number	Description of Documents
1.1	Form of Underwriting Agreement.*

2.1	Agreement and Plan of Merger dated by and among Benefitfocus.com, Inc., Benefitfocus, Inc., and Benefitfocus Mergeco, Inc.*

3.1.1	Certificate of Incorporation of Benefitfocus, Inc., as currently in effect.**

3.1.2	Form of Amended and Restated Certificate of Incorporation of Benefitfocus, Inc., to be in effect at the closing of this offering.*

3.2.1	Bylaws of Benefitfocus, Inc., as currently in effect.**

3.2.2	Form of Amended and Restated Bylaws of Benefitfocus, Inc., to be in effect at the closing of this offering.*

4.1	Specimen Certificate for Common Stock.*

4.2	Amended and Restated Investors’ Rights Agreement, dated August 25, 2010, by and among Benefitfocus.com, Inc. and certain stockholders named therein.**

4.3	Amended and Restated Right of First Offer and Co-Sale Agreement, dated August 25, 2010, by and among Benefitfocus.com, Inc. and certain stockholders named therein.**

4.4	Warrant for the Purchase of Shares of Common Stock of Benefitfocus.com, Inc. issued November 23, 2009.**

5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.*

10.1	Amended and Restated Voting Agreement dated August 25, 2010, by and among Benefitfocus.com, Inc., and certain stockholders named therein.**

10.2	Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan.**#

10.3	Benefitfocus.com, Inc. 2012 Stock Plan.**#

10.4	Form of Grant Notice and Stock Option Agreement under Amended and Restated Benefitfocus.com, Inc. 2000 Stock Option Plan.**#

10.5	Form of Grant Notice and Stock Option Agreement under Benefitfocus.com, Inc. 2012 Stock Plan.**#

10.6	Form of Management Incentive Bonus Program.**#

10.7	Employment Agreement, dated January 19, 2007, by and between Benefitfocus.com, Inc. and Mason R. Holland, Jr.**#

10.8	Employment Agreement, dated January 19, 2007, by and between Benefitfocus.com, Inc. and Shawn A. Jenkins.**#

10.9	Employment Agreement, dated November 16, 2011, by and between Benefitfocus.com, Inc. and Milton A. Alpern.**#

10.10	Form of Employment Agreement.**#

10.11	Form of Indemnification Agreement.**#

10.12	Lease between Daniel Island Executive Center, LLC and Benefitfocus.com, Inc., dated as of January 1, 2009, as amended.**

10.13	Lease between Daniel Island Executive Center, LLC and Benefitfocus.com, Inc., dated as of May 31, 2005.**

10.14	Master Business Agreement between Aetna Life Insurance Company and Benefitfocus.com, Inc., dated as of November 28, 2006.**†

10.15	Master Guidance Line of Credit Agreement between Benefitfocus.com, Inc. and NBSC, a division of Synovus Bank, dated as of November 21, 2012 and the form of the Security Agreement and Promissory Notes thereunder.**†

Exhibit Number	Description of Documents

21.1	List of Subsidiaries of Registrant.**

23.1	Consent of Ernst and Young LLP.*

23.2	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page).*

*	To be filed by amendment.
**	Previously filed.
#	Management contract or compensatory plan.
†	Confidential treatment will be requested with respect to portions of this exhibit.